UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

Issuer: Country the Musical Company

Mailing Address: 8117 W Manchester Ave, PMB 700
Playa del Rey, CA 90293

Phone Number: (323) 397-5380

Effective Date: April 17, 2023

Country the Musical Company ("we" "us" "company" "C t M") is a "C" corporation formed in the State of Wyoming on March 23, 2022. Our initial office physical address is 8307 Delgany Ave, Playa del Rey, CA 90203. There is no "co-issuer."

Our website is www.countrythemusical.net.

Our email address is countrythemusical@gmail.com.

This Offering will be conducted by our Intermediary (funding portal), PicMii Crowdfunding, LLC ("PicMii"); CRD number 310171. PicMii will be paid 4.5% of proceeds raised in this Offering as well as a non-refundable advance fee of $2500. We are not aware of other fees payable to PicMii regarding the Offering. There will be escrow fees paid to other parties. This Offering will be conducted in all 50 states as well as internationally.

We are offering our Common Stock at a price of $0.025/share. We have a maximum offering amount of $5 million (and a $10,000 target offering amount). The minimum investment is $250.00. This Offering will be until September 30, 2023, unless sold out or terminated sooner.

The Common Stock shares offered hereby have one vote per share (1 billion are authorized and 200 million are offered hereby, plus our bonus shares). Our Preferred Stock shares have 10 votes per share (100 million are authorized). The Preferred Stock shares have been issued as of the date this Offering commenced. As a result, Common Stock shares subscribers herein will not have voting control of the Company.

We have an incentive plan established for the first $1 million in Offering subscriptions as follows ("bonus shares"):

20% common stock bonus for the first $250,000 raised.
15% common stock bonus for $250,001 to $500,000.
10% common stock bonus for $500,001 to $750,000.
5% common stock bonus for $750,001 to $1 million.
The ticket, CD and merch discount perks would apply to the bonus shares as well.

Also, we are offering a live show ticket sales incentive program for our Common Stock shareholders. When the time comes (having secured enough funding to begin production of our Los Angeles area live show, "Country the Musical"), shareholders will be paid 20% of the price received for each of their ticket referrals to non-shareholders.

If we sell out our Offering, we will be issuing a total of 200 million of our Common Stock Shares, plus our bonus shares. Our Articles of Incorporation authorize the issuance of 1 billion Common Stock Shares.

LIFE & LOVE IN THREE-PART HARMONY

Accredited investors have no restriction on the amount of investment herein (see definition, below). Non-accredited investors have the following restrictions under the Securities and Exchange Commission's ("SEC") Regulation Crowdfunding:

If you are a *non-accredited investor*, then the limitation on how much you can invest depends on your net worth and annual income.

If *either* your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth.

If *both* your annual income and your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

Our minimum investment amount is $250.00 ("unit"), purchasing 10,000 of our Common Stock shares.

Units include "perks" as follows (subject to restrictions disclosed below and available only if we raise at least $150,000 in this Offering):

1 unit ($250) – 2 CDs (one each of *Country the Musical* soundtrack, Pete Wilke's *Down From Montana*); 4 tickets to the live show (or 2 tickets if dinner theater); ancillary products ("merch") – up to $250 at cost (purchased at live show venue with advance order; no mailing).

10 units ($2500) – 10 of each CD; 40 tickets to live show (or 20 dinner theater tickets); ancillary products – up to $1000 at cost (purchased at live venue with advance order; no mailing). Special "Thank You" credit in LA Show program.

100 units ($25,000) – LA Show program and TV Series pilot Executive Producer credit (if pilot is produced). Up to 100 of each CD; 400 live show tickets or 200 dinner theater tickets. Merch discounts (up to $2500 at cost; purchased at live show venue; no mailing; advance order required).

600 units ($150,000) – Private live show performance for you and up to 150 guests (Los Angeles area) including BBQ dinner with above-the-line personnel and cast (alcohol not included). Separate, single card Executive Producer credit on LA show program and TV Series pilot (if one is produced). Up to 150 of each CD. Up to 150 t-shirts. The show must occur within 180 days of investment in a venue of our choosing. We may film this performance (and your investment on this level gives us permission to do so). If we do film this performance, the resulting video may be entered in film festivals, exhibited on our website and other outlets such as, perhaps, YouTube. We may also film the dinner and interview you and some of your guests for promotional purposes and perhaps, for a documentary film for the Company and the show.

An alternative to the live show tickets (if you don't think you'll be able to attend the live show), is 2 one-size-fits all C t M caps per unit, sent by mail. Given the cost of fulfillment for the cap order, handling, and mailing expense, we can only offer 2 caps per unit and only if we begin production of our LA area live show.

Live show ticket "perks" will be available only if we are able to raise at least $150,000 in this Offering. "Perks" live show tickets are redeemable by advance reservation only. Unused live show tickets may be given away, but not resold for money or any other valuable consideration. If we can raise enough funding hereby, or otherwise, to establish a live show in Branson, Missouri; the live show "perks" tickets will be redeemable in either the Los Angeles area or Branson venues. (See DESCRIPTION OF BUSINESS, below).

We currently have 2 part time employees. We are a start-up enterprise with no operating history. As a result, we have no assets other than $5369 in our bank account ($7000 from the sale of our Preferred Stock shares; diminished by payment for our audited financial statements and other operating expenses and one private placement sale of our Common Stock in the amount of $5000), no accounts receivable, no short or long-term debt, no revenues, no cost of goods sold, no net income and have paid no taxes.

Country the Musical Foundation

If we are funded to the degree that our operations produce a profit, we will form a charitable foundation at an appropriate time. Country the Musical Foundation – 501(c)(3); 10% of all net revenue will go to the foundation; to be used for scholarships; community and school theater grants.

Please Note:

Our initial investors will have 48 hours from receipt of our written email notification that the target offering amount of funding has been attained to cancel their investment and receive their invested funds back. Those investing after the target offering amount has been received by us, have 48 hours from the date their investment funds are received by our intermediary to cancel their investment and receive invested funds back.

We will notify our shareholders if a material change is made in this Offering prior to the closing of the Offering. An investor must timely (within 10 business days) reconfirm his/her investment in writing (email is OK) to retain ownership of our Common Stock shares if we provide notice of a material change in this Offering prior to is closing. We do not anticipate making a material change in this Offering after it has commenced.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due by the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

How could the exercise of rights held by the principal owners affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Company has set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options and warrants are exercised.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

LIFE & LOVE IN THREE-PART HARMONY

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Articles of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Articles of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

> i. **Any director or officer of the issuer;**
>
> ii. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
>
> iii. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
>
> iv. **Any immediate family members of any of the foregoing persons.**

Country the Musical Company's Response: No.

This Offering Statement shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state.

These securities are speculative securities. Investment in the Company's stock involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section of this Offering Statement.

COMMON STOCK:

	Price to public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other persons
Per share:	$0.025	$0.00357	$0.02143	$0
Total Minimum Raise Amount:	$10,000.00	$450.00	$9550.00	$0
Total Maximum	$5,000,000.00	$225,000.00	$4,775,000.00	$0

Our Board of Directors used its business judgment in setting a value of $0.025 per share to the Company as consideration for the stock to be issued in this Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth, if any.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Reserved Warrants	Voting Rights
Common Stock	1,000,000,000	3,500,000	N/A	N/A	Yes
Preferred	100,000,000	100,000,000	N/A	N/A	Yes

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION. THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("COMMISSION" OR "SEC"), AS WELL STATE SECURITIES REGULATORS, DO NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DO THEY PASS UPON THE ACCURACY, COMPLETENESS OR ADEQUACY OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO REGULATION CROWDFUNDING OF THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER QUALIFY UNDER THE REGULATION.

As required by law, we will file an annual report with the SEC and post it on our website within 120 days of the end of our fiscal year (we plan to report on a December 31st year-end basis). Additionally, according to section 227.202(b) of Regulation Crowdfunding:

An issuer must continue to comply with the ongoing reporting requirements until one of the following occurs:

> **(1)** The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act(15 U.S.C. 78m(a) or 78o(d));
>
> **(2)** The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
>
> **(3)** The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
>
> **(4)** The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
>
> **(5)** The issuer liquidates or dissolves its business in accordance with state law.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials; contact support@picmiicrowdfunding.com to timely cancel your investment commitment.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer on a "rolling closure" basis with the first disbursement from PicMii to the Company upon reaching the $10,000 target offering amount and the investor will receive securities (Company Common Stock shares) in exchange for his, her or its investment. The Company, at least initially, will serve as its own transfer agent.

If an investor does not reconfirm his or her investment commitment should and after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

ELIGIBILITY:

We satisfy the eligibility requirements of Regulation Crowdfunding in that:

> We are organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
>
> We are not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
>
> We are not an investment company registered or required to be registered under the Investment Company Act of 1940.
>
> We are not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
>
> As a start-up enterprise, we have not yet been required to file ongoing annual reports with the SEC required by Regulation Crowdfunding.
>
> We are not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

LIFE & LOVE IN THREE-PART HARMONY

Ongoing Reporting:

Neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Definition of Accredited Investor (amongst other institutional investors):

The Securities and Exchange Commission (SEC) defines an accredited investor as someone who meets one of following three requirements:

- **Income:** Has an annual income of at least $200,000, or $300,000 if combined with a spouse's income. This level of income should be sustained from year to year.

- **Professional:** Is a "knowledgeable employee" of certain investment funds or holds a valid Series 7, 65 or 82 license.

- **Net Worth:** Has a net worth of $1 million or more, either individually or together with a spouse, but excluding the value of a primary residence.

Advertising this Regulation Crowdfunding Offering:

According to the SEC:

"An issuer may not advertise the terms of a Regulation Crowdfunding offering except in a notice that directs investors to the intermediary's platform and includes no more than the following information:

- (a) a statement that the issuer is conducting an offering pursuant to Section 4(a)(6) of the Securities Act, the name of the intermediary through which the offering is being conducted, and a link directing the potential investor to the intermediary's platform;

- (b) the terms of the offering, which means the amount of securities offered, the nature of the securities, the price of the securities, and the closing date of the offering period; and

- (c) factual information about the legal identity and business location of the issuer, limited to the name of the issuer of the security, the address, phone number, and website of the issuer, the e-mail address of a representative of the issuer, and a brief description of the business of the issuer.

Although advertising the terms of the offering off of the intermediary's platform is limited to a brief notice, an issuer may communicate with investors and potential investors about the terms of the offering through communication channels provided on the intermediary's platform. An issuer must identify itself as the issuer and persons acting on behalf of the issuer must identify their affiliation with the issuer in all communications on the intermediary's platform.

An issuer is allowed to compensate others to promote its crowdfunding offerings through communication channels provided by an intermediary, but only if the issuer takes reasonable steps to ensure that the promoter clearly discloses the compensation with each communication."

Other Regulation Crowdfunding features (as supplied by the SEC):

"Amendments to Offering Statement
For any offering that has not yet been completed or terminated, an issuer can file on Form C/A an amendment to its offering statement to disclose changes, additions, or updates to information. An amendment is required for changes, additions or updates that are material, and in those required instances the issuer must reconfirm outstanding investment commitments within 5 business days, or the investor's commitment will be considered cancelled.

Progress Updates
An issuer must provide an update on its progress toward meeting the target offering amount within 5 business days after reaching 50% and 100% of its target offering amount. These updates will be filed on Form C-U. If the issuer will accept proceeds over the target offering amount, it also must file a final Form C-U reflecting the total amount of securities sold in the offering. If, however, the intermediary provides frequent updates on its platform regarding the progress of the issuer

in meeting the target offering amount, then the issuer will need to file only a final Form C-U to disclose the total amount of securities sold in the offering.

Annual Reports

An issuer that sold securities in a Regulation Crowdfunding offering is required to provide an annual report on Form C-AR no later than 120 days after the end of its fiscal year. The report must be filed on EDGAR and posted on the issuer's website. The annual report requires information similar to what is required in the offering statement, although neither an audit nor a review of the financial statements is required. Issuers must comply with the annual reporting requirement until one of the following occurs:

- (1) the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
- (2) the issuer has filed at least one annual report and has fewer than 300 holders of record;
- (3) the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
- (4) the issuer or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- (5) the issuer liquidates or dissolves in accordance with state law.

Any issuer terminating its annual reporting obligations is required to file notice on Form C-TR reporting that it will no longer provide annual reports pursuant to the requirements of Regulation Crowdfunding."

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   i. At the time of the filing this offering statement bars the person from:
      1. **Association with an entity regulated by such commission, authority, agency or officer?**
      2. **Engaging in business of securities, insurance, or banking?**
      3. **Engaging in savings association or credit union activities?**

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Country the Musical Company answers 'NO' to all of the above questions.

TABLE OF CONTENTS:

SUMMARY

Country the Musical Company, a Wyoming corporation, ("company" "us" "we"), was formed on March 23, 2022 ("inception"). We are offering up to 200 million of our Common Stock shares at $0.025 per share, plus bonus shares, in this US Securities and Exchange Commission ("SEC") Regulation Crowdfunding Offering ("Common Stock"). There is a maximum offering amount of $5 million (and a $10,000 target offering amount). Each unit of our Common Stock is priced at $250.00 (purchasing 10,000 shares). Audited financial statements are included in this Offering.

Accredited investors have no restriction on the amount of investment herein (see definition, below). Non-accredited investors have the following restrictions under the Securities and Exchange Commission's ("SEC") Regulation Crowdfunding:

If you are a *non-accredited investor*, then the limitation on how much you can invest depends on your net worth and annual income.

If *either* your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth.

If *both* your annual income and your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

Our website is www.countrythemusical.net.

Our email address is countrythemusical@gmail.com.

This Offering will be conducted by our Intermediary, PicMii Crowdfunding, LLC ("PicMii"); CRD number 310171. PicMii will be paid 4.5% of proceeds raised in this Offering as well as non-refundable fee of $2500. We are not aware of other fees payable to PicMii regarding the Offering. There will be escrow-related fees paid to other parties. This Offering will be conducted in all 50 states and internationally as well.

We are offering our Common Stock at a price of $0.025/share. We have a maximum offering amount of $5 million and a $10,000 target offering amount. The minimum investment is $250.00. This Offering will be until September 30, 2023, unless sold out or terminated sooner.

We have an incentive plan established for the first $1 million in Offering subscriptions as follows ("bonus shares"):

20% common stock bonus for the first $250,000 raised.
15% common stock bonus for $250,001 to $500,000.
10% common stock bonus for $500,001 to $750,000.
5% common stock bonus for $750,001 to $1 million.
The ticket, CD and merch discount perks would apply to the bonus shares as well.

If we sell out our Offering, we will be issuing a total of 200 million of our Common Stock Shares, plus our bonus shares. Our Articles of Incorporation authorize the issuance of 1 billion Common Stock Shares.

Our minimum investment amount is $250.00 ("unit"), which will purchase 10,000 Common Stock Shares.

Units include "perks" as follows (subject to restrictions disclosed below and available only if we raise at least $150,000 in this Offering):

1 unit ($250) – 2 CDs (one each of *Country the Musical* soundtrack, Pete Wilke's *Down From Montana*); 4 tickets to the live show (or 2 tickets if dinner theater); ancillary products ("merch") – up to $250 at cost (purchased at live show venue with advance order; no mailing).

10 units ($2500) – 10 of each CD; 40 tickets to live show (or 20 dinner theater tickets); ancillary products – up to $1000 at cost (purchased at live venue with advance order; no mailing). Special "Thank You" credit in LA Show program.

LIFE & LOVE IN THREE-PART HARMONY

100 units ($25,000) – LA Show program and TV Series pilot Executive Producer credit (if pilot is produced). Up to 100 of each CD; 400 live show tickets or 200 dinner theater tickets. Merch discounts (up to $2500 at cost; purchased at live show venue; no mailing; advance order required).

600 units ($150,000) – Private live show performance for you and up to 150 guests (Los Angeles area) including BBQ dinner with above-the-line personnel and cast (alcohol not included). Separate, single card Executive Producer credit on LA show program and movie pilot (if one is produced). Up to 150 of each CD. Up to 150 t-shirts. The show must occur within 180 days of investment in a venue of the Company's choosing. We may film this performance (and your investment on this level gives us permission to do so). If we do film this performance, the resulting video may be entered in film festivals, exhibited on our website and other outlets such as, perhaps, YouTube. We may also film the dinner and interview you and some of your guests for promotional purposes and perhaps, for a documentary film for the Company and the show.

Live show ticket "perks" will be available only if we are able to raise at least $150,000 in this Offering. "Perks" live show tickets are redeemable by advance reservation only. Unused live show tickets may be given away, but not resold for money or any other valuable consideration. If we are able to raise enough funding hereby, or otherwise, to establish a live show in Branson, Missouri; the live show "perks" tickets will be redeemable in either the Los Angeles area or Branson venues.

An alternative to the live show tickets (if you don't think you'll be able to attend the live show), is 2 one-size-fits all C t M caps per unit, sent by mail. Given the cost of fulfillment for the cap order, handling, and mailing expense, we can only offer 2 caps per unit and only if we begin production of our LA area live show.

We are seeking a maximum Offering amount of $5 million. Our Articles of Incorporation authorize 1.1 billion shares of capital stock: 1 billion Common Stock shares and 100 million Preferred Stock shares with a par value of $0.0001/share. Common Stock shares have 1 vote per share and Preferred Stock shares have 10 votes per share. Preferred Stock shares are convertible into Common Stock shares on a 1:5 basis; with a one-year lock-up (when shares can't be converted). As of the date hereof, the Preferred Stock shares have been issued. Therefore, even if this Offering of Common Stock shares is sold out, our Preferred Stock shareholders will maintain voting control of the company.

Our Founder, Chairman, CEO, CFO, Secretary/Treasurer is *Pete Wilke* ("Pete"). Pete is the author of the copyrighted *Country the Musical* ("show" "C the M"), as well as a practicing securities and entertainment law attorney. He has licensed the show to us.

Jeff Brown is on our Board of Directors and is also Music Supervisor ("Jeff"). Jeff works in the shipping industry for a company located at the Port of Los Angeles. He was the on-stage band leader for the earlier versions of the show; entertaining audiences with his engaging stage presence and guitar playing.

We are a start-up company with an office in Playa del Rey, California. We are an "Indie live musical theater and TV production company," meaning that we are not a large, well-known studio such as Walt Disney Studios or Paramount Television Studios. We have a simple mission – to provide the best possible live country musical show performances and television programming.

Our goal is to be:

The "Hamilton" of country musicals!

The "Reba" of Country-oriented scripted TV series!

The "American Idol" of televised talent showcases!

Our live show is titled "Country the Musical." Our TV Series is titled "Country Rules."

If the maximum amount of this Offering is attained, we will be able to budget and produce the LA area and Branson live musical theater productions and our TV pilot/begin production of our Series. We will also be able to launch our merchandise line, a podcast and commence our effort to license the show to high schools, colleges, and community theaters. Other possible productions, such as a Broadway show and traveling live show companies, will require additional funding beyond that sought in this Regulation Crowdfunding Offering. We believe initiating the live show in Branson, Missouri would require an initial budget of at least $2 million. A Broadway show is typically launched with between $8 million and $14 million. A second offering, if there is one, would likely be a SEC Regulation A+ offering. Tier 2 of Regulation A+ features audited financial statements and allows for offerings of unrestricted stock up to $75 million.

LIFE & LOVE IN THREE-PART HARMONY

If we raise $30,000 in this Offering, those funds will be utilized to pay Offering expenses, hire a band and vocalists and provide our Offering subscribers with a one-time-only live "music review" concert of our 20-song album in a Los Angeles area venue. We will need a minimum $150,000 to produce the LA area live show for at least long enough for subscribers to redeem their tickets (obtained as part of their stock subscription package). If at least $150,000 is raised, we will not produce the music review concert.

If between $30,000 and $150,000 is raised, in addition to a live music review of the C the M soundtrack, we will look to fund a modest promotional campaign and produce some streaming video and audio (song recordings) content on our website to continue to promote the show and TV series, seek television distribution and more investors. We plan to introduce at least part of the C the M ancillary product line as funds allow.

Country the Musical Foundation

If we are funded to the degree that our operations produce a profit, we will form a charitable foundation at an appropriate time. Country the Musical Foundation – 501(c)(3); 10% of all net revenue will go to the foundation; to be used for scholarships; community and school theater grants.

Advisory Board

These individuals are not considered directors, officers, promotors, or beneficial owners of over 20%.

We have a 12-member Advisory Board to help us out of the gate (assuming adequate funding is obtained hereby):

Tom Amandes (LA theater and television production consultant)

Tom is Pete's brother-in-law. In addition to being a well-known movie and television actor (*The Untouchables, Everwood* and numerous movie and TV guest roles), Tom is also an experienced television director, having directed stars including Sally Field. See www.tomamandes.com.

Jodie Davies (merch digital marketing consultant)

Jodie brings a wealth of business savvy and ancillary product digital marketing experience to our effort. Check out www.buffjunkie.com for her online business.

Troy Evans (LA television consultant)

Troy and Pete are 1966 graduates of Flathead High School in Kalispell, Montana. Troy is the inspiration for "Wild Troy Owens," one of the main characters in C the M. He is a well-known, popular movie and television personality, having played roles such as "Sarge Pepper" on *China Beach* and the beloved "Barrel" on *Bosch;* amongst many others (feature film and television).

Robert (Bobby) Johnson (venue/BBQ consultant)

Bobby is the co-owner/operator of Pete's favorite BBQ joint, JR's Barbeque on La Cienega Blvd. in Culver City, California. JR's has been serving great BBQ since 1998 – www.jrs-bbq.com.

Ren Kern (business consultant)

Ren is the President of Pilcher Enterprizes (business consulting). He has also worked in the telecommunications and investment banker fields and brings years of successful entrepreneur experience to us.

Susan Morgenstern (LA theater consultant)

Susan met Pete's wife, Lorraine Devon Wilke, in the mid-90's; they were both performers during the run of the Los Angeles area musical theater production *Is It Just Me Or Is It Hot In Here?* Susan has an illustrious career as a live theater director, including with the Jewish Women's Theater.

Marilyn Perez-Mendoza (foundation; grant writing; investor relations consultant)

Marilyn is Pete's daughter-in-law. She graduated from UCLA and has a Master's Degree in Political Science from Lehigh University located in Bethlehem, Pennsylvania. Marilyn was employed by the International Hyperhidrosis Society in Pipersville, Pennsylvania and currently works for the ACLU in Los Angeles. She is an experienced grant writer, foundation administrator and investor relations person.

Jim West (public stock consultant)

Pete first met and worked with Jim in a movie distribution company in 1992. Jim has been active ever since evaluating and advising business entities considering "going public."

Gary White (marketing consultant)

Gary is President/COO of RytePath, Inc., a marketing company specializing in "customer targeting," "real time media" and "in market digital and location behavior." See www.rytepath.com.

Dillon Wilke (venue design consultant)

Dillon is Pete's son and was of great assistance as a 7-year-old "roadie" during the Crazy Horse show run. He also plays show character Frank Johnson's son in a video for the song "No One Will Ever Love You More Than Your Daddy" during the Bakersfield taping. Dillon graduated from Humboldt State University with a degree in Environmental Sciences Engineering. He is a Civil Engineer, having worked on large projects such as SoFi Stadium in Inglewood, California and many smaller projects and buildings including restaurants.

Jennie Wilke Willens (high school, college theater/licensing & musical theater production consultant)

Jennie is Pete's daughter. She played the role of Annie Lynn Tyler in the Bakersfield tapings and is a lead and back-up vocalist on the C the M soundtrack album. Jennie has a degree in Theater from Northwestern University and a Master's Degree in Theater Production and Design from Southern Oregon University. She was the theater teacher at the Brentwood School middle school for several years and directed high school and middle school musical theater productions there and for other California school productions.

Susan Wrenn (streaming TV; production consultant)

Susan founded POWERmedia, LLC, featuring digital streaming television channels HeyQween.tv and thestream.tv. She has a *long* list of television programming producer credits on imdb.com and was a movie studio executive prior to that.

In addition, *Jeff Brown* is our Music Supervisor. Jeff was our on-stage band leader during the Crazy Horse performances and Crystal Palace tapings. He will assist with the band auditions and rehearsals leading up to the live show performances and help with the show school and community theater licensing package. He may reprise his role as on-stage band leader if he has the time.

Lorraine Devon Wilke, Pete's wife, is our Web Supervisor and Production Advisor, currently working part-time for the Company. She designed and maintains our website. She assisted in the production of the Crazy Horse show and Bakersfield tapings. She played the role of Loretta Jane Franklin in the Crazy Horse show and the Bakersfield tapings. She is a lead and back-up vocalist on the C the M soundtrack album. Lorraine is an accomplished movie/television actress, theater performer, rock-n-roll singer and author of plays, screenplays, and novels. Her website is www.lorrainedevonwilke.com.

Victoria Till is our Supervisory Consultant ("Vicki"). Vicki is a former indie movie producer and has been a business consultant and a foundation manager for many years. She co-produced the earlier performances of the live show with Pete, at the Crazy Horse Steakhouse & Saloon in Santa Ana, California and at Buck Owens' Crystal Palace in Bakersfield, California.

Robert Cefail is our Marketing Consultant and host of our Reg CF investment webinars. Bob is the President of American Stories Entertainment, Inc., which has a simple mission – providing "creative, uplifting television programming content that improves the lives of our viewers." See www.americanstoriesentertainment.com.

Our Common Stock investment includes perks such as tickets to live show performances. Assuming adequate funding to produce live show performances, and television tapings (pilot and episodes), if COVID-19 remains a health hazard for our community (and in compliance with applicable governmental guidelines), we may require all live show and TV pilot/programming audiences to show proof of complete COVID-19 vaccination to enter our live theater and TV production venues. Masks may be required as well. Do not invest in this Offering if you will not agree to provide proof of vaccinated status to gain entry to our live stage performances (and TV pilot/episodes taping locations), if requested, or wear a face covering if requested to do so. Your vaccination status is not relevant if you invest in our Common Stock in this Offering and do not personally attend our live shows or TV pilot taping as an audience member.

In addition to our planned live musical theater venues and television programming, we also plan to contract for the manufacture, distribution, and sale of "ancillary products." These products will vary depending on the live stage performances and television programming inspiring the creation of the products; and will likely include show merchandise and memorabilia products such has hats, t-shirts, jackets, etc. We also plan to offer these ancillary products on www.CountrytheMusical.net.

The information contained in this Offering Statement is confidential, and proprietary to the Company and intended solely for the use of our potential subscribers hereby and their advisors. No other use of this document is intended or authorized. This offering statement contains what the Company believes to be reasonably complete, salient disclosure of material facts. It does not purport to contain all the information an offeree may want to investigate prior to making an informed investment decision. This is a stock offer only to persons in lawful jurisdictions. Offerees must rely on their own examination of the contents of this Offering Statement and other written information received from us and cannot rely on any other oral or written representations in arriving at an investment decision herein.

The Company's EIN is 88-1404530. Our primary industry classification (SIC) is 7819. There are no "bad actor" disqualifications as contained in SEC Rule 262 (preventing our reliance upon Regulation Crowdfunding of the SEC) regarding the Company, our Management and any 10% (or more) shareholder. The price of our securities has been set by Management and is subject to change in the Company's reasonable discretion. We intend to offer our securities herein throughout the United States and internationally. Costs of this Offering, including, but not limited to, commissions, legal fees (if any), accounting fees, printing or transmission expenses, transfer agent fees (if a transfer agent is engaged down the road) travel, and other expenses and promotional costs (if any), will be deducted from the sales proceeds of this Offering. The balance, "net proceeds" of the Offering, upon receipt from PicMii, will be placed directly in the Company's operating bank account(s) for immediate use to the degree disclosed herein. Management's Discussion and Analysis and Plan of Operation is contained below (with an emphasis on our Plan of Operation given our start-up stage).

RISK FACTORS

Investment in our Common Stock involves a high degree of risk. We expect to be exposed to some or all the risks described below in our future operations. Any of the risk factors described below, as well as additional risks of which we are not currently aware, could affect our business operations and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks that would compound the adverse effect of such risks on our business, results of operations, financial condition, cash flow and prospects.

Risks Related to Pandemics

All the effects of the recent COVID-19 coronavirus pandemic are not immediately known, but may adversely affect our business, results of operations, financial condition, liquidity, and cash flow.

COVID-19 (also referred to herein as "Coronavirus") has impacted our ability to gather and make plans to manage and grow our business plan and may inhibit our ability to contact potential shareholders. It is unknown how long this worldwide pandemic will remain an obstacle to the economies of the United States and Canada and what long term effect, if any, it may have on the company's operations.

As of the date of this Offering Statement, COVID-19 coronavirus has been declared a pandemic by the World Health Organization, has been declared a National Emergency by the United States Government and resulted in several states being designated disaster zones. COVID-19 coronavirus caused significant volatility in global markets. The spread of COVID-19 coronavirus has caused public health officials to recommend precautions to mitigate the spread of the virus, especially as to travel and congregating in large numbers. In addition, certain nations, states, and municipalities enacted quarantining and "shelter-in-place" regulations which severely limited the ability of people to move and travel and require non-essential businesses and organizations to close. While most jurisdictions eventually lifted their "shelter-in-place" restrictions and travel bans, there is no certainty that an outbreak will not occur, and additional restrictions imposed again in response.

It is unclear how such restrictions, if put in place again, will contribute to a general slowdown in the global economy, will affect our business, results of operations, financial condition, and our future strategic plans. In addition, while we plan to produce our programming in the United States, we still could experience significant supply chain disruptions due to interruptions in operations at any or all our suppliers' facilities or downline suppliers or availability of qualified personnel. If we experience significant delays in receiving needed supplies and equipment and hiring qualified personnel, we will experience delays in our planned live show and TV programming productions and ultimately receiving payment when (and if) our programming is aired for paid viewing, which could result in loss of revenues and a loss of audience members/viewers, and adversely impact our financial condition and results of operations. The current status of COVID-19 restrictions could also negatively impact our ability to receive funding from our existing capital sources as each business is and has been affected uniquely.

General securities market uncertainties resulting from the COVID-19 pandemic.

Since the outset of the pandemic the United States and worldwide national securities markets have undergone unprecedented stress due to the uncertainties of the pandemic and the resulting reactions and outcomes of government, business, and the general population. These uncertainties have resulted in declines in all market sectors, increases in volumes due to flight to safety and governmental actions to support the markets. As a result, until (and if) the pandemic has stabilized, the markets may not be available to the Company for purposes of raising required capital. Should we not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible we may be unable to sustain the necessary capital to pursue our strategic plan and may have to reduce the planned future growth and/or scope of our operations.

Risks of restricted international travel resulting from the COVID-19 pandemic.

One of the negative impacts of COVID-19 is the need for countries to restrict travel both into and out of national borders. Until such time as such restrictions are not widely promulgated, there is a risk that continuing travel restrictions could impact our operations.

Risks of disruption to our live stage performances and/or programming production schedules.

As the number of "variants" (such as Delta and Omicron) of COVID-19 continue to grow, programming safety protocols could be a major concern. Extensive safety protocols undoubtedly have saved lives, but they've also been costly to producers. Depending on the state where our show is in production, there may be state-wide mandates in place, that are subject to change over time. For example, testing probably will remain but there might be reduction in the frequency of testing requirements for those who are vaccinated. Under current rules in California, those in the zones of the set where actors are present, or crew members who must work in close confines, are tested three times a week or more. Also, there may be some easing on masking and social distancing rules. Remote casting and individually packaged meals are among some of the practices that could remain in some jurisdictions. There remains a risk that governmentally mandated COVID-19 safety protocols will increase the cost, and delay, of our programming production. There could also be delays or disruption in the manufacture, distribution, and sale of our planned ancillary products.

Risks Related to Our Business

Our licensing agreement was not negotiated at arm's length, conflict of interest.

We have licensed *Country the Musical* from its creator, author and owner, Pete Wilke ("license"). Mr. Wilke is also an Officer and Director of the company. The equity consideration paid by us for the license is 30 million of our Preferred Common stock shares. The license is valued by us at $3000.00 based on the par value of these shares ($0.0001 multiplied by 30 million shares). This licensing agreement was not bargained for or negotiated in an arm's length transaction. We believe the consideration in exchange for our license, which is exclusive to us, is fair and adequate given the start-up status of the company and relative lack of operating capital at inception ($7000.00 in cash; from the sale of 70 million Preferred Stock shares). There is a continuing conflict of interest with Mr. Wilke as the licensor and part of management of the licensee, which the parties acknowledge and accept. He has pledged, and we expect, that he will conduct himself in these roles in a good faith and fair manner.

Our business is dependent upon our ability to attract and retain key personnel.

We are highly dependent on members of our Management. Competition for talented management and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality management team is critical to our business, results of operations, financial condition, and cash flow. A downturn in the performance of our Management could adversely affect our ability to attract and retain other key personnel. Our failure to attract and retain key personnel, including show and television producers, directors, crew, and actors, could have a negative impact on our ability to manage effectively and grow our business.

The company's assumptions concerning future operations may not be realized.

Any operating and financial information contained in this Offering Circular have been prepared by management of the company based upon our goals and objectives for the future performance and various assumptions concerning future phenomena. In addition, the company's possible economic success and results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which we have only partial or no control. While management believes that our goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. We do not currently have any contractual agreements that can provide assurances with respect to possible revenues. The selection of assumptions underlying the projected information required the exercise of judgment by, and represent the opinions and beliefs of, the company's management. Others may have different opinions and beliefs. In addition, the projections and underlying assumptions have not been compiled, reviewed, or examined by any independent public accountants and were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission. Moreover, the Company's operations are subject to uncertainty because of the effect economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect our operations. To the extent assumed events do not materialize, actual results may vary substantially from desired results. As a result, no assurance can be given that the Company will achieve the operating or financial results that would reward a shareholder for his, her or its purchase of our Common Stock and, accordingly, prospective shareholders are cautioned about placing undue reliance thereon.

If we fail to retain our audience, or add new ones, our revenue, financial results, and business may be significantly harmed.

The size of our audience base and acceptance of our live stage shows and television programming will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active audience members and TV viewers. There is no guarantee that we will be able to establish, grow and maintain sufficient audience members for our live stage shows ("audience") or an active TV viewer base ("viewer") or ancillary product sales levels over time (if at all). A decrease in audience and/or viewer retention, growth, or engagement may have a material and adverse impact on our revenue, business, financial condition, and results of operations. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if:

> Audience and viewers increasingly engage with competing productions;

> We fail to introduce new and improved TV productions or if we introduce new productions that are not favorably received;

> We are unable to continue to develop TV productions that achieve a high level of market acceptance;

> There are changes in viewer sentiment about the quality or usefulness of our show and TV productions or concerns related to, safety, security, or other factors;

We are unable to manage and prioritize information to ensure our audience and viewers are presented with a musical theater show and/or TV programming that is entertaining or useful and relevant to them;

Technical or other problem prevent us from delivering our productions in a reliable manner.

If we are unable to maintain and increase our audience and viewer base, our revenue, financial results, and future growth prospects may be adversely affected.

We cannot assure you that we will be able to meet the reporting requirements of Regulation Crowdfunding.

As supplied by the SEC:

"Amendments to Offering Statement
For any offering that has not yet been completed or terminated, an issuer can file on Form C/A an amendment to its offering statement to disclose changes, additions, or updates to information. An amendment is required for changes, additions or updates that are material, and in those required instances the issuer must reconfirm outstanding investment commitments within 5 business days, or the investor's commitment will be considered cancelled.

Progress Updates
An issuer must provide an update on its progress toward meeting the target offering amount within 5 business days after reaching 50% and 100% of its target offering amount. These updates will be filed on Form C-U. If the issuer will accept proceeds over the target offering amount, it also must file a final Form C-U reflecting the total amount of securities sold in the offering. If, however, the intermediary provides frequent updates on its platform regarding the progress of the issuer in meeting the target offering amount, then the issuer will need to file only a final Form C-U to disclose the total amount of securities sold in the offering.

Annual Reports
An issuer that sold securities in a Regulation Crowdfunding offering is required to provide an annual report on Form C-AR no later than 120 days after the end of its fiscal year. The report must be filed on EDGAR and posted on the issuer's website. The annual report requires information similar to what is required in the offering statement, although neither an audit nor a review of the financial statements is required. Issuers must comply with the annual reporting requirement until one of the following occurs:

- (1) the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
- (2) the issuer has filed at least one annual report and has fewer than 300 holders of record;
- (3) the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
- (4) the issuer or another party purchases or repurchases all the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- (5) the issuer liquidates or dissolves in accordance with state law.

Any issuer terminating its annual reporting obligations is required to file notice on Form C-TR reporting that it will no longer provide annual reports pursuant to the requirements of Regulation Crowdfunding."

There is management and professional cost associated with providing Progress and Annual reports, as well as amendments to this Form C if necessary. We cannot guarantee that we will have operating capital in sufficient quantity to pay for the cost of required Regulation Crowdfunding reporting. If we are unable to provide required reporting, then it will be necessary for us to file the above-referenced Form C-T.

Our business and operations may experience rapid growth. If we fail to manage our growth, our business and operating results could be harmed, and we may have to incur significant expenditures to address the additional operational and control requirements of this growth.

We may experience rapid growth in our productions and operations, which may place significant demands on our management, operational and financial infrastructure. If we do not manage our growth, the quality of our productions could suffer, which could negatively affect our operating results. To manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues, which could harm our financial position. The required improvements may include:

Enhancing our information and communication systems to attempt to optimize our show and TV programming production and commercial exploitation.

Enhancing systems of internal controls to ensure timely and accurate reporting of all our operations.

LIFE & LOVE IN THREE-PART HARMONY

Documenting all our information technology systems and our business processes for our ad systems and our billing systems.

Improving our information technology infrastructure.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any measures we implement will ensure that we achieve and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock (if such a public market is established).

Competition could present an ongoing threat to the success of our business.

Some of our potential competitors may have significantly greater resources and better competitive positions in certain markets than we do. They may be more established and possess longer operating histories with significantly more financial resources. These factors may allow our potential competitors to respond more effectively than us to new or emerging technologies and changes in market requirements. They may develop products, features, or services that are like ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. As a result, our potential competitors may acquire and engage customers at the expense of the growth or engagement of our customer base (if we are able to develop one), which may negatively affect our business and financial results.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

The audience appeal of our shows and TV productions compared to those of potential competitors;

The quality of our Management, production technical experts we hire, and marketing efforts;

The size and composition of our audience and viewer base;

Growth in licensing of our productions to distributors and exhibitors;

The timing and market acceptance of productions, including developments and enhancements to our or our potential competitors' shows or TV programming;

Our ability to monetize our shows and TV productions and ancillary products;

The frequency, size, and relative prominence of the advertising and other promotional content displayed by us or our potential competitors;

TV distributor/exhibitor relationships and support efforts;

Marketing, licensing of productions and selling efforts;

Our ability to establish and maintain interest in our live shows and TV programming;

Changes mandated by legislation, regulatory authorities, or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;

Acquisitions or consolidation within our industry, which may result in formidable competitors;

Our ability to attract, retain, and motivate talented employees, contractors, and management personnel;

Our ability to manage and grow our operations cost-effectively; and

Our reputation and live show/ TV programming strength relative to our potential competitors.

If we are not able to compete effectively over time, our viewer base and level of engagement may decrease, which could make us less attractive to others and materially and adversely affect our revenue and results of operations.

If we were to lose the services of our management team, we may not be able to execute our business strategy.

We believe our management team have many strengths and attributes enhancing our operations and plans. Our future success depends in a large part upon the continued service of key members of our management team, in particular Pete Wilke. All our executive officers and key employees are, and will likely be, at-will employees, and we do not plan to maintain any key-person life insurance policies. The loss of any of our Management or key personnel could seriously harm our business. Our key management team members do not have non-compete agreements in place and are free to leave the Company and work for others. There are non-disclosure and confidentiality agreements in place with Management and will be for employees (as they are hired).

Our Common Stock units have "perks" that are subject to certain restrictions.

We are offering live show tickets, C t M caps, CDs and merchandise discounts as perks accompanying our Common Stock units. The perks are not available unless we are able to raise at least $150,000 in this Offering. There is no guarantee we will raise enough funding to activate the perks.

Trend information.

The Company is an early-stage development company. The trends projected for the Company for production, sales and inventory have not been established. The state of the order book, costs, and selling prices for the products and services sold since the latest financial year for the Company will be updated and presented in our financial statements.

We have no operating history and a relatively new business model in a competitive market. This makes it difficult to evaluate our prospects and may increase the risk that we will not be successful.

We have no operating history. You must consider our business and prospects considering the risks and difficulties we will encounter as an early-stage company in a highly competitive market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

Interruption or failure of our production technology could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

Provision of our productions and ancillary products will depend on the continuing operation of our production technology and delivery systems. Any damage to or failure of our systems could result in interruptions in our operations. Interruptions in our operations could reduce our revenues and profits, and our reputation could be damaged if people believe we are unreliable. Our operations are vulnerable to damage or interruption from global pandemics, earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Our offices and facilities are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, including an ongoing pandemic such as COVID-19, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our location(s) could result in lengthy interruptions in our operations.

We may experience operational failures in the future. Any unscheduled interruption in our operations will put a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent operational failures, our reputation could be permanently harmed. The steps we will take to increase the reliability and redundancy of our operations may be expensive, may reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

We could become subject to commercial disputes that could harm our business by distracting our Management from the operation of our business, by increasing our expenses and, if we do not prevail, by subjecting us to potential monetary damages and other remedies.

From time to time, we could be engaged in disputes regarding our business transactions. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. Even if we prevail in these disputes, they may distract Management from operating our business and the cost of defending these disputes would reduce our operating results.

We must keep up with rapid technological change to remain competitive in our rapidly evolving industry.

Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our operations to evolving industry standards and to improve the performance and reliability of our operations. Our failure to adapt to such changes would harm our business. New technologies and advertising media coverage could adversely affect us. In addition, the widespread adoption of new Internet, networking or telecommunications or other technological changes could require substantial expenditures to modify or adapt our operations, facilities, or infrastructure.

Our business partially depends on increasing use of the Internet by potential viewers searching for information regarding our productions. If our Internet infrastructure is not established properly and is not maintained to support these activities, our business will be harmed.

Our success will partially depend on the continued growth and maintenance of an Internet infrastructure providing information to potential viewers. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet contact and information to our viewers and potential viewers. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users seeking information about us and our programming continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms, and similar programs may harm the performance of our promotional/informational efforts on the Internet. The Internet has experienced a variety of outages and other delays because of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide information about our operations and productions.

It may not be possible to attract new audience and viewers.

We may not be able to execute our business plan successfully in promoting our concept to attract audience members and viewers. We cannot assure you that we will be successful in implementing our business plan or that any revenues from our planned productions will occur at all.

Negotiation and pricing of distribution/exhibition contracts are subject to approval of others and those contracts may change in the future.

If we can produce our planned TV series and desire to exhibit it beyond our own streaming TV content website, we may not be able to negotiate television programming distribution/exhibitor contracts that are favorable to us. These contracts will likely change in the future as our costs of doing business fluctuate. Our ability to negotiate favorable distribution and exhibition contracts will be critical to the success of our operations and financial "bottom line."

The markets in which we operate could become highly competitive and increased competition could affect our ability to be profitable.

We will likely face competition from other companies in the USA. If live musical theater and television programming in general continues to grow in popularity and consumption, the resources of potential competitors will likely increase, and they could commence musical theater and/or television programming production. The increase in competition could have a material adverse effect on our revenues and our overall business, results of operations, financial condition, and cash flow.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.

As funds allow, our plan is to obtain copyright and/or trademark protection for our live shows, television programming and ancillary products (to the extent we decide these are needed).

Our trademarks, trade secrets, copyrights and any other intellectual property rights will be important assets for us. There are events that are outside of our control that could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in everywhere our ancillary products are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

We may in the future be subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

Companies in the entertainment industry own large numbers of copyrights, trademarks, and in some cases, trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent us from offering our products and services to others and may require that we procure substitute products or services for these members.

From time to time, we might receive notice letters from intellectual property holders alleging that certain of our programming or ancillary products infringe on their rights. Some of these could result in litigation against us. Companies could also file trademark infringement and related claims against us over the display of ads in response to user queries that include trademark terms. The outcomes of these lawsuits could differ from jurisdiction to jurisdiction and negative outcomes could affect our operating results and potential profitability.

Defending lawsuits could take time and resources. Adverse results in these lawsuits may result in, or even compel, a change in internal controls or current practices could result in a loss of revenue for us, which could harm our business.

Our financial results will fluctuate from quarter to quarter, which makes them difficult to predict.

Assuming receipt of adequate funding, our quarterly financial results will fluctuate in the future. Additionally, as a start-up enterprise, we have no operating history, which makes it difficult to forecast our future results. You should consider the risks and uncertainties frequently encountered by start-up companies in rapidly evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

Our ability to maintain and grow our viewer base;

Our ability to attract and retain viewers in a particular period;

Seasonal fluctuations in spending by our viewers;

The number of ads or promotion shown to potential and existing viewers;

The pricing of our ads/promotions and products;

Our ability to increase programming licensing and ancillary product sales revenue;

The diversification and growth of revenue sources beyond currently planned advertising/promotional efforts;

The development and introduction of new products or services by us or our competitors;

Increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to be competitive;

Our ability to have gross margins and operating margins;

Our ability to obtain equipment and technology in a timely and cost-effective manner;

System failures or breaches of security or privacy;

Adverse litigation judgments, settlements, or other litigation-related costs;

Changes in the legislative or regulatory environment, including with respect to privacy (our website and digital media) and our products, or enforcement by government regulators, including fines, orders, or consent decrees;

Fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies (if any);

Fluctuations in the market values of any future potential portfolio investments and in interest rates;

Changes in USA generally accepted accounting principles ("GAAP"); and

Changes in business or macroeconomic conditions.

We expect our costs to grow quickly, which could harm our business and profitability.

If we secure adequate funding, providing our programming and ancillary products to our customers will be costly and we expect our expenses to increase in the future as we plan to broaden our live show audience and viewer base, as audiences and viewers increase the number of connections and amount of data they share with us, as we develop and implement new product and production features that require more operational infrastructure, and as we hire additional employees. We expect our costs to increase each year due to these factors and we expect to continue to incur increasing costs, in particular for employees, digital media servers, programming production, ancillary product manufacturing, storage, and transport to customers, power, and data centers, to support our anticipated future growth. Our expenses may be greater than we anticipate, and our procurements/investments to make our business and our technical infrastructure more efficient may not be successful. In addition, we may increase marketing, sales, and other operating expenses in order to grow and expand our operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition, and results of operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, Severe Acute Respiratory Syndrome (SARS), Zika Virus, Coronavirus or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in the USA or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition, and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, coronavirus, or SARS, since this could require us or our business partners to quarantine some or all such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global economy in general. Our operations could also be severely disrupted if our suppliers, customers, or other participants were affected by such natural disasters, health epidemics or other outbreaks.

Risks Related To Ownership Of Our Common Stock

Our Common and Preferred Stock voting rights will limit your ability to influence corporate matters.

The Common Stock shares offered hereby have one vote per share (1 billion are authorized and 200 million are offered hereby, plus our bonus shares). Our Preferred Stock shares have 10 votes per share (100 million are authorized). Most of our Preferred Stock shares have been issued as of the date this Offering commenced. As a result, Common Stock shares subscribers herein will not have voting control of the company.

We will not be issuing stock certificates.

Instead of paper stock certificates, upon the sale of our Common Stock shares, and upon receipt of subscriber information from NAME, shareholders will be issued electronic book entries. The Company will be its own stock transfer agent until such time as that is no longer practical or there is a legal requirement to hire a transfer agent. All Common stock issuances will be recorded in our digital Common Stock Shareholder Registry. A copy of our Common Stock book entry template is provided as an exhibit hereto.

Risks regarding our securities being offered.

The offering price of the securities being offered herein has been arbitrarily determined by us and bears no relationship to any criteria of value; as such, investors should not consider the offering price or value to be an indication of the value of the shares being registered.

Currently, there is no public market for our stock. The offering price for the stock being registered in this Offering has been arbitrarily determined by us and is not based on assets, operations, book, or other established criteria of value. Thus, prospective shareholders should be aware that the offering price does not reflect the market price or value of our common shares.

We may, in the future, issue additional shares of common stock, which would reduce investors' percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of 1 billion Common and 100 million Preferred shares of common stock. As of the date of this Form C, the Company has issued 2.5 million shares of our common stock to one person in exchange for services. This Offering Statement offers 200 million of our Common Stock shares, plus bonus shares. Once, and if, some of those common shares are issued, the future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

We are subject to compliance with securities law, which exposes us to potential liabilities, including potential rescission rights.

We may offer to sell our Common Stock shares to investors pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as well as those of various state securities laws. The basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon our conduct and that of those persons contacting prospective investors and making the offering. We may not seek any legal opinion to the effect that any such offering would be exempt from registration under any federal or state law. Instead, we may elect to rely upon the operative facts as the basis for such exemption, including information provided by investor themselves.

If any such offering did not qualify for such exemption, an investor would have the right to rescind its purchase of the securities if it so desired. It is possible that if an investor should seek rescission, such investor would succeed. A similar situation prevails under state law in those states where the securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996. If investors were successful in seeking rescission, we would face severe financial demands that could adversely affect our business and operations. Additionally, if we did not in fact qualify for the exemptions upon which it has relied, we may become subject to significant fines and penalties imposed by the SEC and state securities agencies.

There are restrictions on re-sale of our Common Stock shares imposed by Regulation Crowdfunding.

According to information published by the SEC:

"What's different about being a Regulation Crowdfunding investor?

Being a Regulation Crowdfunding investor is different than being a shareholder in a publicly listed company. For one thing, you cannot sell your shares at any time as you would be able to do if you held shares in a publicly listed company. In fact, *you are restricted from reselling your shares for the first year,* unless the shares are transferred:

- **to the company that issued the securities;**
- **to an *accredited investor*;**
- **to a *family member;***
- **in connection with your death or divorce or other similar circumstance;**

LIFE & LOVE IN THREE-PART HARMONY

- **to a trust controlled by you or a trust created for the benefit of a *family member*; or**

- **as part of an offering registered with the SEC.**

Family member. For purposes of the above, a family member is defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships."

If you want to sell some or all your C the M Common Stock shares within the first year, there will be costs associated with the resale that may be required by our funding portal (intermediary); or by us if the responsibility of stockholder administration has been passed along to the Company. To the extent our Company incurs expenses related to your stock sale, such as confirming the status of your proposed purchaser, the legality of the proposed sale and/or changes to our Common Stockholder register, these expenses will be passed onto to you and would be paid before the stock sale and transfer can occur. At least initially, the Company will be its own transfer agent.

Lifting of the above restrictions after expiration of the one-year period does not mean that your re-sales will be without required procedures and cost. If we have retained a stock transfer agent, then a fee will be required before the sale and transfer of your stock can be accomplished. If we do not have a stock transfer agent, then we will charge a fee for the approval and transfer of the sale. Presently, we do not know what our fee would be, however it would be reasonable and cover our actual costs associated with the transaction.

Tax Considerations.

The company will be taxed as a "C corporation." No profits or losses will be "passed through" to our shareholders.

NO TAX ADVICE OR COUNSEL IS GIVEN WITHIN THIS OFFERING STATEMENT. PROSPECTIVE PURCHASERS <u>MUST</u> CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SUITABILITY OF THIS INVESTMENT AND THE TAX CONSEQUENCES OF SUCH AN INVESTMENT FOR EACH PERSON'S OR ENTITY'S PARTICULAR CIRCUMSTANCES.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our Common Stock less attractive to potential investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and, as such, we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). We cannot predict if potential investors will find our Common Stock less attractive because we rely on these exemptions. If some potential investors find our Common Stock less attractive as a result, there may be a less active trading market for our stock and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of this extended transition period.

If Publicly Traded, Our Common Stock Would Be Subject to the "Penny Stock" Rules of the SEC and the Trading Market in Our Securities Would Be Limited, Which Could Make Transactions in Our Stock Cumbersome and Could Reduce the Value of an Investment in Our Stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us (if our common stock is publicly traded in the future), as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and

- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

LIFE & LOVE IN THREE-PART HARMONY

To approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and

- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This could make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also must be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Should our common stock be available for purchase and sale on the public secondary market again, it will be subject to these rules.

The Offering may be subject to registration under the Securities Exchange Act of 1934 if the Company has assets above $25 million and more than 2,000 Investors participate in the Offering.

Section 12(g) of the Exchange Act requires an issuer with total assets of more than $10 million and a class of securities held of record by either 2,000 persons, or 500 persons who are not accredited investors, to register that class of securities with the Commission. However, securities issued pursuant to Regulation Crowdfunding are conditionally exempted from the record holder count under Section 12(g) if the following conditions are met:

- the issuer is current in its ongoing annual reports required pursuant to Regulation Crowdfunding;

- has total assets as of the end of its last fiscal year of $25 million or less; and

- has engaged the services of a transfer agent registered with the SEC.

As a result, Section 12(g) registration is required if an issuer has, on the last day of its fiscal year, total assets greater than $25 million and the class of equity securities is held by more than 2,000 persons, or 500 persons who are not accredited investors. In that circumstance, an issuer is granted a two-year transition period before it is required to register its class of securities pursuant to Section 12(g), so long as it timely files all the annual reports required by Regulation Crowdfunding during such period.

An issuer seeking to exclude a person from the record holder count of Section 12(g) is responsible for demonstrating that the securities held by the person were initially issued in an offering made under Section 4(a)(6).

With the capital raised from this Offering (assuming full subscription), it is not likely that we will surpass $25 million in assets. However, C the M may have more than 2,000 holders (and/or 500 non-accredited investor holders) of record of our equity securities following the Offering; requiring us to engage a SEC-registered transfer agent. If financial resources are lacking, we may not be able to hire a transfer agent and/or file required annual reports, and as a result, if we have to register our Common Stock with the SEC, it would be a laborious and expensive process; requiring audited annual financial statements and quarterly un-audited financial statements that we would be unable to afford since we were unable to pay to engage a transfer agent and/or file required annual reports under Regulation Crowdfunding.

The obligations associated with being a public company require significant resources and management attention.

If we become a public company in the United States (and to a degree we already are "public" in that Regulation Crowdfunding requires us to file an Annual Report with the SEC) we will incur legal, accounting, and other expenses that we would not otherwise incur as a private company. We may be subject to the reporting requirements as established in "Regulation A+" of the SEC, or of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the

Sarbanes-Oxley Act, the listing requirements of the NASDAQ Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act, when applicable to a particular issuer, requires filing annual and current reports with respect to an issuer's business, financial condition, and results of operations. Regulation A+ provides for less frequent public reporting (per year) but requires audited financial statements for "Tier 2" entities (such as we may become). The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert Management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, and results of operations. We intend to establish policies for our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we may implement may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

For as long as we are an "emerging growth company" under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our first SEC registered offering. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

Provisions in Wyoming State Law regarding possible anti-takeover concerns may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Common Stock and prevent attempts by our shareholders to replace or remove our current management.

There are provisions in Wyoming law thought to enhance anti-takeover concerns. The text of the applicable statute regarding and how that may impact a take-over attempt is contained below.

In addition, our Articles of Incorporation ("Articles") and Bylaws do not provide for cumulative voting for Directors.

The market price of our Common Stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price of this offering.

If you purchase shares of our Common Stock in this Offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial stock offering price of our stock, or the market price following this Regulation Crowdfunding Offering, will equal or exceed prices in privately negotiated transactions of our shares that may occur from time to time prior to our initial public offering (if any). The market price of our Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

Hiring of key personnel;

Actual or anticipated fluctuations in our revenue and other operating results;

The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

Actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

Additional shares of our Common Stock being sold into the market by us or the existing stockholders or the anticipation of such sales;

Announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

Announcements by us or estimates by third parties of actual or anticipated changes in the size of our customer base or the level of follower/customer online engagement;

Changes in operating performance and stock market valuations of technology companies in our industry, including competitors;

Price and volume fluctuations in the overall stock market, including because of trends in the economy as a whole;

Lawsuits threatened or filed against us;

Developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

Other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology and media companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We do not currently intend to pay dividends on our Common Stock, and, consequently, your ability to achieve a return on an investment will depend on appreciation in the price of our securities, if any.

We do not currently intend to pay any cash dividends on our Common Stock for the foreseeable future. The payment of any future dividends will be determined by the Board of Directors considering conditions then existing, including our revenue, financial condition and capital requirements, business conditions, corporate law requirements and other factors.

Risks Related to Live Musical Theater Productions

Maintaining the reputation of participants.

In any production, the reputation – the public image – of performers and of the production team is as important as the performers' talents. A star known for risky or unflattering behavior may lead to negative press, not to mention outright boycotts of a production, which can result in less-than-desirable sales figures. Production companies have been in the crosshairs as well; claims of harassment and civil rights violations have plagued the industry for decades.

Occupational hazards.

With so many parts of a given production, it stands to reason that there are <u>certain physical risks</u> associated with shooting a movie or putting together a live performance. Theater staff, production teams, and performers alike are at risk of serious – even fatal – injuries during the production. In fact, it is estimated that hundreds of people each year receive a serious injury as part of film production alone.

Third-Party liabilities.

Large projects often require the services of a third-party provider, such as a performance venue, a security company, a special effects firm, or even a construction team tasked with building sets. Entertainment companies, then, are at greater risk of liability exposures, and entertainment insurance is needed to protect against these risks.

Musical Theater is expensive to produce.

The sheer costs of putting a new musical theatre production are typically higher than for a stage play because of the need to provide a venue that can accommodate music performances and musicians in addition to play cast, and the cost of paying these additional performers. Off-Broadway productions can cost millions of dollars and Broadway productions in excess of $10 million. Our planned Los Angeles area production of *Country the Musical* is budgeted for a far smaller amount and there is no guarantee our budgeted amount will allow us to create and produce a commercially viable and audience-pleasing live musical theater show.

Critical support.

Critical reviews, if a musical theater show is able to get them, can go a long way in promoting a production or providing negative opinions that hurt a show's chances to grow and thrive. We cannot guarantee that we will be able to attract critical reviewers, and to the degree we are able to do so, that the review will be favorable and add to our prospects of producing a successful, long run of a production.

Generally, ticket prices are expensive.

As Broadway theaters tries to woo theatergoers, who will have to wear masks and show proof of vaccination in order to attend shows, will it be prepared to offer significant savings on the notoriously expensive tickets, which averaged $123.87 during the 2018-19 season (pre-pandemic; and so-called "premium" seats often went for more than $400)? The Tina Turner Broadway Musical is currently advertising seats starting at $59. *Hamilton* traveling company show advertised $78 tickets on Ticketmaster for its Los Angeles-area show.

Assuming adequate funding to commence of live show productions, our audience base at the outset will be the Common Stock shareholders (and their guests in some circumstances) subscribing in this Offering. This "built in" audience gives us a "head start" in terms of performing to a largely, if not completely, full performance venue and no need to establish a ticket price for entry. The venue for our live show will likely have a maximum capacity of 200 audience members or less. We have not established a ticket price for non-shareholders, but it will likely be more than $35 to allow us sufficient continuing revenue to produce our show on a longer-term basis. If we offer dinner theater shows, the ticket price will be more than $50.

Advertising and marketing costs add up quickly.

Although our subscribing Common Stockholders and guests will comprise our earlier audiences (assuming a show "run" of months if this Offering is fully subscribed), ultimately, we will need to advertise and promote our live show to garner continuing ticket sales. Online promotions through providers such as Facebook can cost $50 or up to tens of thousands of dollars per week depending on what an advertiser's goals and financial resources are. Los Angeles area television advertisings costs a minimum of $1500 per ad and can go to six figures depending on the scope of an advertiser's campaign. There is no guarantee we will have operational funds allowing for a meaningful promotional and advertising effort for our musical theater productions.

Hiring and retaining Union cast and crew.

Our budgeting will not allow for the casting of nationally recognized "star" performers in our Los Angeles musical theater production. The availability of talented musical theater performers depends on the quality of our music and "book" and the amount of money we will be able to afford to audition and cast capable talent. We will also be hiring a producer, director, and stage manager. Our musical theater production will be a "Union" show, meaning that our performers will all be members of the Actors Equity Association and our crew likely IATSE members. Unions have various contracts in place for different types of theater productions. There is no guarantee our available funding for our musical theater show will be adequate to hire and retain the most qualified Union personnel available.

The impact of COVID-19 on live theater.

COVID-19 has caused closure of many theatrical productions nationwide, including Broadway. After over a year of industry-wide closures, Broadway theaters finally reopened in September, but 2021 did not end the way theater professionals hoped it would. Only a handful of Broadway productions temporarily closed due to Delta infections. But Omicron outbreaks late in the year stalled live theater. Before Christmas of 2021, 18 productions canceled performances. Five shows closed permanently in December, citing extreme uncertainty ahead this winter and increased challenges from the pandemic.

Candidly, we do not know what the future holds for live theater in Los Angeles as well. Absent a quarantine-type lock-down, which we haven't seen in some time, COVID-19 safety protocols, both governmentally mandated, and those we have adopted ourselves, may allow us to stay open, as long as audience members show up, even when other productions are at least temporarily shuttered.

Risks Related to Television Programming Production and Distribution

The television industry is extremely competitive.

The television industry is highly competitive. In the production phase, competition will affect our ability to obtain the services of preferred performers and other creative personnel. We will be competing with the producers of other television programming in arranging for distribution in the domestic broadcaster and television exhibitor markets and in other markets and media. In the distribution phase, competition will limit the availability of outlets and channel required for the successful distribution of our programming. We will be competing directly with other television producers and indirectly with other forms of public entertainment. The company will compete with numerous larger television production companies and distribution companies that have substantially greater resources, larger and more experienced production and distribution staff and established histories of successful production and distribution of television programming.

This is a speculative business.

The entertainment industry is extremely competitive, and the commercial success of any television programming is often dependent on factors beyond the control of the producer, including but not limited to audience preference and exhibitor/broadcaster acceptance. The company may not be able to engage or retain qualified talent for the programming, including actors and other production personnel. Competent distributors or joint venture partners may not be available to assist the us in financing and marketing efforts for our programming, if required. We may not be able to sell or license our planned programming because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors, and audiences.

Possible lack of commercial success.

Many television programs are released each year that are not commercially successful and fail to recoup their production costs from exhibition/broadcasting and other distribution. Foreign and ancillary markets have, therefore, become increasingly important. Although both foreign and ancillary markets have grown, neither provides a guarantee of revenue. Licensing of television programming in the ancillary markets is particularly dependent upon performance in domestic distribution. If programming is not an artistic or critical success or if, for any reason, it is not well received by the public, it will likely be a financial failure.

Production risks.

Particularly as produced by independent television producers (other than the major studios such as Disney or Sony), each television program or series is a separate business venture with its own management, employees and equipment, and its own budgetary requirements. There are substantial risks associated with TV production, including death or disability of key personnel, other factors causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the videotape itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned. Deferral of production expenses, fees, salaries, "points" entitlement (profit participation by outside parties) and the like can also add to the "actual" production budget, meaning that costs of production and potential economic benefit to the company can be impacted.

Dependence on Labor Unions.

If any of our projects become signatories to any union, then many of the individuals who will be involved in the production of the programming will be members of a union. Union decisions, including the decision to strike, can greatly impact the production of any project. Correspondingly, the ability to complete any production on time and on budget will be influenced by union decisions.

Audience appeal.

The ultimate profitability of any television programming depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given TV program depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

Premature abandonment.

The production or distribution of television programming may be abandoned at any stage if further expenditures do not appear commercially feasible or not enough money has been raised to complete the project, with the resulting loss of some or all the funds previously expended on the production or distribution of the particular programming.

Cost Overruns.

The costs of producing TV programs may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns and other production disruptions. While our management intends to engage production personnel who have demonstrated an ability to complete programs within the assigned budget, the risk of a project running over budget is always significant and may have a substantial adverse impact on the profitability of the programming.

Uninsured Losses.

Our management team will choose projects that have arranged for comprehensive insurance, including types of coverage typical for motion picture production projects. There may be certain types of losses of a catastrophic nature, however, which are either uninsurable or not economically insurable, including, but not limited to, war, Acts of God, or other force majeure conditions. If any such catastrophe occurs, substantial economic loss may follow.

Deferrals.

Management, in certain circumstances, may arrange for services provided to the company for the production and distribution of our projects for which reduced, or no compensation will be initially required, it being understood that the provider of such services will be compensated by the company for the value of such services from the cash flow of the company or its particular programming. The value of such deferrals will be negotiated and documented by us prior to the provision of such services to the company. Deferred payments, which will be paid out of the cash flow of the Company, will reduce the amount of economic return to the company and our shareholders.

Distribution.

The profitable distribution of television programming depends in large part on the availability of one or more capable and efficient distributors who can arrange for appropriate advertising and promotion, proper release dates and exhibiting with broadcasters and television channels and other online outlets. Assuming a particular program is completed to the point of allowing for viewing, there can be no guarantee or assurance that a profitable distribution arrangement will be obtained for the program or that a program can or will be distributed profitably. If we attempt to self-distribute a program (arrange for bookings and other releases because a distributor is not signed on; and possibly streaming programming on our website), there is no assurance that broadcasters, television stations, networks or channels or other avenues will be available to exhibit a particular project. There may be funds in the budget for promotion/distribution of a particular project (depending on decisions still to be made). There is no guarantee any such funds will be sufficient to adequately promote and/or distribute a company TV program.

Long Term Projects.

The production and distribution of television programming, particularly a "series" with multiple episodes, involves the passage of a significant amount of time. Pre-production on a may extend for two to three months or more to begin with and is ongoing as new episodes are planned. Principal photography may take as long as several days, to weeks or a few months for a low or medium budget independent television series. Post-production may extend from days to weeks and more as a television series matures and episodes continue to be produced. Distribution and exhibition company gross revenues or distributable cash may be generated, if at all, over a period of several years after a program commences production and then, distribution. There is no "instant gratification" when it comes to the television business.

Foreign Distribution.

There is always the possibility that some of our television programming will have an international audience. Foreign distribution of a TV series (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of television programs. Also, revenues derived from the distribution of a TV show in foreign countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently prevent the inclusion of such revenue in our gross revenues. Accountability for revenues generated in foreign markets can be extremely difficult, if not impossible, in some markets, to count on for the ultimate return of some revenues to the Company.

Domestic Market Place: TV Festivals.

In recent years, the ability to obtain domestic television distribution in "smaller" budget ranges by independent TV producers has been as least partially dependent on success at TV festivals such as SXSW, Toronto, and Tribeca. The number of TV shows applying for festivals has increased dramatically in recent years. Of those applying, few are accepted. Even if one of our programs is accepted in a festival of note, there can be no assurance the programming will obtain domestic distributors.

Exposure to Worldwide Economic Conditions.

It is intended that any international or domestic distributors obtained by the company will sublicense a series to foreign and domestic distributors for exhibition/broadcast in their respective territories. Consequently, the value of a TV series' rights as determined by such distributors would be dependent upon many factors including the economic conditions in such distributors' territory. Economic downturns, changes in the currency exchange rates, and changes in economic forecasts of any or all the individual territories may have a material adverse impact on our internationally distributed programming, if any. Economic disruptions in foreign nations may impact the prospect for licenses in such territories. Even if distribution agreements are obtained for certain territories, economic changes in any territory could affect the ability to complete any transaction.

Pre-Sale Agreement Risks.

Although pre-sale agreements are more generally associated with the movie industry, there are also TV programming pre-sale agreements as well. The company may obtain a portion of the production financing for a TV series by some combination of joint ventures or the pre-sale of rights for the exploitation of the series in one or more territories. We have the right to sell at any time, including prior to the production of the project, the distribution rights to programming in any territory which Management, in our sole discretion, deems appropriate. To the extent that pre-sale agreements (whether with respect to the foreign or domestic market) are necessary to obtain a portion of the production financing, the proceeds of any such pre-sale agreement will not be available for distribution by the Company (if and when dividends are paid to our Common stockholders). Instead, only the additional amounts which such a distributor would remit to the Company after such distributor recouped the minimum guarantee payable with respect to such pre-sale agreement, plus a distribution fee and the reimbursement of expenses, would be available as cash flow to the company. The pre-sale of the right to exploit a TV series in certain territories may ultimately dilute the total market potential for the series.

Producer and its shareholders are Last in Line.

A TV program typically goes from the producer to the distributor who in turn may send it to territorial sub-distributors, who send it to television exhibitors, broadcaster and perhaps streaming content providers. The revenue receipts generated by a TV series travel this same route in reverse. The exhibitor/broadcaster/streamer takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The problem for investors (shareholders in production companies such as C the M) with this system is that such investors, who have had their money at risk for the longest time, are at the tail end of the revenue receipts chain. Thus, our shareholders will be last in line to benefit from such a revenue stream, if any; and even then, it will depend on whether we are ultimately able to distribute cash to shareholders through dividends.

Industry changes.

The entertainment business in general, and the television business in particular, are undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and basic cable television, syndicated television, video cassettes and DVDs and video games. During the last several years, revenues from licensing of motion pictures to network television decreased (and fewer films are now being licensed for any price to network television), as have revenues from pay television, videocassettes, and DVDs increased for a few years and now generally are decreasing in these ancillary markets for independent producers. Digital distribution (Internet), streaming content and VOD (video on demand) are examples of new distribution channels sought or established by indie producers. It is impossible to accurately predict the effect that these and other new technological developments, such as potential Internet broadcast of TV shows, and market trends may have on the television industry.

Other Risk Factors of Note

We have 2 Board of Directors currently.

We have 2 members of our Board of Directors currently. If there is a Board voting deadlock, Pete Wilke has the deciding vote.

In making your investment decision, you should not rely on information in public media that is published by third parties. You should rely only on statements made in this Form C in determining whether to purchase our Common Stock shares.

You should carefully evaluate all the information in, or referred to in, this Form C. We may receive media coverage, including coverage that is not directly attributable to statements made by our Officers and employees, that incorrectly reports on statements made by our Officers or employees, or that is misleading because of omitting information provided by us, our Officers, or employees. You should rely only on the information contained in this Form C and referenced documents and information (such as our website) in determining whether to purchase our Common Stock shares.

We have broad discretion in the use of the net proceeds from this Regulation Crowdfunding and may not use them effectively.

Our Management will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions of equipment and costumes, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our Management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price could decline.

The trading ("secondary") market for our Common Stock, if any, will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our Common Stock price would likely decline.

We are dependent on the sale of our securities to fund our operations.

We are dependent on the sale of our securities to fund our operations, and will remain so until, and if, we generate sufficient revenues to pay for our operating costs. Our Officers and Directors have made no written commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. There can be no guarantee that we will be able to successfully sell our equity securities. Such liquidity and solvency problems may force the company to cease operations if additional financing is not available. No known alternative resources of funds are agreed upon in the event we do not generate sufficient funds from operations.

The Company may not be able to attain profitability without additional funding, which may be unavailable.

The Company has limited capital resources. Unless we begin to generate sufficient revenues to finance operations as a going concern, we may experience liquidity and solvency problems. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations.

Our revenue and net income may be materially and adversely affected by any economic slowdown in the USA as well as globally.

The success of our business ultimately depends on consumer spending, especially as it relates to buying tickets to our live musical theater show and subscriptions accessing the exhibition/broadcast of our planned TV programming. At first, we may derive substantially all our revenue from the USA. As a result, our revenue and net income are impacted to a significant extent by economic conditions in the USA and globally, as well as economic conditions specific to commerce in our industry. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation, and currency exchange rates.

The USA government has in recent years implemented a number of measures to control the rate of economic growth, including by changing interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to adjust credit and liquidity. Any continuing or worsening slowdown could significantly reduce domestic commerce in the USA, including through the Internet generally and within our company. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in the USA or any other market in which we may operate could have a material adverse effect on our business, financial condition, and results of operations.

Litigation in foreign countries is costly and results could be unfavorable.

Our business in foreign jurisdictions, actual and planned, involves the expenditure of funds and the creation of assets. Should there be a need to assess, defend or recover any of these assets should a dispute arise with a foreign business contractee, it may be difficult, and certainly will be costly, to litigate the outcome of any such proceeding in the courts of a foreign nation and as a result, our efforts to date may be severely impacted or result in failure of the particular venture if we are unsuccessful or unable to defend our business activities (foreign TV program licensing primarily) in countries other than the United States.


PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS


PicMii is our Regulation Crowdfunding "Intermediary" and is the location where shares will be sold in accordance with this Form C Offering Statement and Regulation Crowdfunding. The Company, as issuer will manage our own books and records.


ESTIMATED USE OF PROCEEDS TO ISSUER


The cost of providing our audited financial statements in this Form C was $2699.00. Pete Wilke is the attorney representing us in this Regulation Crowdfunding Offering and he is not charging a legal fee for his services. A fee of up to a few hundred dollars will be paid to our SEC/EDGAR filing service, whose job it is to obtain EDGAR filing codes for us (EDGAR is the SEC's online issuing company public reporting website) and format our Offering documentation to enable the electronic filing on EDGAR.

Depending on the amount of funding ultimately attained in this Offering, we plan to utilize the proceeds as follows:

Our "funding portal," PicMii, will receive a commission of 4.5% of funds raised, as well as a $2500 nonrefundable fee, leaving us with "net proceeds" to utilize in our company operations.

If we raise at least the target offering amount, $10,000, we will use the Offering proceeds to repay offering expenses and for other corporate expenses.

If we raise between $10,000 and $30,000, we will utilize funds to repay offering expenses and other corporate expenses, enhance our website and continue promotion of our intellectual property.

LIFE & LOVE IN THREE-PART HARMONY

If we raise at least $30,000 of Offering proceeds, we will offer a live musical concert in the Los Angeles area with 90 days of the close of this Offering to our shareholders, as well as both CDs (5 of each) mentioned herein per $250 unit. Any remaining funds will be used to repay offering expenses and other corporate expenses and continue promotion and improve our website.

Between $30,000 and $150,000 – payment for the event and CDs listed above; establishing a more extensive promotional campaign for the show and producing new video and audio (song recordings) content for inclusion on our website and to enhance the promotional campaign promoting our business plan, seeking new ways to attract operating capital. We'll start a podcast (to provide information about our company and plans). We'll also design and arrange for the manufacture/production of some ancillary products for sale.

Over $150,000, but less than $300,000 – Our focus will be on establishing our LA area live show in an existing venue such as a restaurant, saloon or even an outdoor venue (should the right opportunity present itself), promoting C the M and giving it a chance for an extended run of weeks, months or more. There will be added focus on our ancillary products, and we'll begin a campaign to license the show to schools and community theaters. We will not produce the live musical concert mentioned above.

Between $300,000 and $600,000 – As we continue our efforts outlined above, we have a goal of "controlling" a venue through means of a commercial lease. Funds permitting, we would serve a barbeque meal as part of the price of admission and provide both dinner theater and cabaret (no food service) performances 5 times a week. We'd love, through "tenant improvements" authorized in our premises lease, to re-create the feeling and décor of the former Crazy Horse Steakhouse & Saloon and either cater or prepare and serve our barbeque menu. We would offer non-alcoholic standards such as lemonade and sweet tea. Funds permitting, serving alcoholic beverages would also be considered. We'd expect to expend $100,000 of these funds to promote the show.

Over $600,000 up to $1 million – Funding at this level would allow us to produce a pilot for our planned television series. The pilot and series will likely include members of the live show cast, as well as some saloon "regulars" and performances of the series' "local talent show." The pilot will be "shot" (actually referred to as "photographed" when video camera equipment is used) mostly, if not all, in our leased venue. If the amount we raise is closer to $600,000 than $1 million, the pilot will likely be episode length, with a running time of about 25 minutes. If closer to a million dollar raise, the pilot will be feature length. Funds will also be allocated to promote and market the pilot and planned television series ($100,000).

Over $1 million to $5 million – continue our podcast, show licensing and production of our LA area live show, television series and establish our live show in Branson, MO.

If the pre-conditions for inclusion of the CDs as "unit perks" occur, up to $25.00 of each $250.00 Unit of Common Stock shares purchased hereunder will be paid to Pete Wilke to cover the cost of reproducing the CDs and payment of album royalties.

Given the availability of funds, if possible, we will seek to attract at least one well-known country "star" as a cast member for our Los Angeles venue, and later, if funding has been obtained, for our TV pilot/series and Branson live show.

This Estimated Use of Proceeds is subject to change in the reasonable business judgment and discretion of our Management.

DESCRIPTION OF BUSINESS

See SUMMARY, above, for more information about our business.

Our goal is to be:

The "Hamilton" of country musicals!

The "Reba" of Country-oriented scripted TV series!

The "American Idol" of televised talent showcases!

Funds allowing, we plan to produce a live environmental, interactive version of *Country the Musical* ("C the M" or "show") in the Los Angeles area, with multiple venues to follow, as well as a television pilot and series. "Environmental" means that the show is performed in part amongst the seated audience and "Interactive" means there are a few scenes where audience members are participants. The 20-song soundtrack is fully produced (Nashville musicians), on a CD and online. *Country the Musical* was produced/performed at the Crazy Horse Steakhouse and Saloon, Santa Ana, CA in 1999. Videos of much of the music performances and acting scenes were produced in Bakersfield, CA, primarily at Buck Owens' Crystal Palace, in 2000 ("Bakersfield taping"). See www.CountrytheMusical.net.

If the maximum amount of this Offering is attained, we will be able to budget and produce the LA area and Branson live musical theater productions and our TV pilot/begin our Series. We will also be able to launch our merchandise line, a podcast and commence our effort to license the show to high schools, colleges, and community theaters. Other possible productions, such as a Broadway show and traveling company live shows, will require additional funding beyond that sought in this Regulation Crowdfunding Offering. We believe initiating a live show in Branson, Missouri would require an initial budget of at least $2 million. A Broadway show is typically launched with between $8 million and $14 million. A second offering, if there is one, would likely be a SEC Regulation A+ offering. Tier 2 of Regulation A+ features audited financial statements and allows for offerings of unrestricted stock up to $75 million.

Our Common Stock investment includes perks such as tickets to live show performances. Assuming adequate funding to produce live show performances, and television tapings (pilot and episodes), if COVID-19 remains a health hazard for our community, we will require all live show and TV pilot/programming audiences to show proof of complete COVID-19 vaccination to enter our live theater and TV production venues. We may require use of face coverings as well. Do not invest in this Offering if you will not agree to provide proof of vaccinated status to gain entry to our live stage performances (and TV pilot/episodes taping locations). Your vaccination status is not relevant if you invest in our Common Stock in this Offering and do not personally attend our live shows or TV pilot taping as an audience member.

Albums: eventually, funds allowing, we plan to produce live albums from the C the M cast and band; and the TV pilot/series cast and band.

Showcases (beginning at an appropriate time if we can fund our TV Series); posted on the C the M website:

Singer/songwriter (perform with a C the M band; stream on website and perform within TV Series; include in a TV Series album)
Band (stream on website and perform within TV Series; include in a TV Series album)
Dance (stream on website and perform within TV Series)
Poetry (reading - stream on website and perform within TV Series)
Comedian (stream on website and perform within TV Series)
Specialty (instrumentalist, harmonica, whistler, magician, etc.; stream on website and perform with TV Series)
Short Story (later)
Books/Novels (later)
Short film, movies, documentaries (later)

In addition to our planned live musical theater venues and television programming, we also plan to contract for the manufacture, distribution, and sale of "ancillary products." These products will vary depending on the live stage performances and television programming inspiring the creation of the products; and will likely include show merchandise and memorabilia products such has hats, t-shirts, jackets, etc.

Country the Musical Foundation

If we are funded to the degree that our operations produce a profit, we will form a charitable foundation at an appropriate time. Country the Musical Foundation – 501(c)(3); 10% of all net revenue will go to the foundation; to be used for scholarships; community and school theater grants.

Our Management and Advisory Board

Our Founder, Chairman of the Board, CEO, CFO and Secretary/Treasurer is Pete Wilke ("Pete"). He is a UCLA graduate and Gonzaga University School of Law graduate. Pete has been a practicing attorney for 45 years. He is a member of the California Bar Association and retired from the Washington Bar Association after 40 years of service. He has been writing songs and screenplays for years; as well as his novel *Confidentiality* (2021). In 1999, while sitting in a BBQ joint after a day at the beach with his son, Dillon, the inspiration came to him to write what became *Country the Musical* ("show" "C the M"). He combined songs he had already written with others to fill in the story and as a result, C the M has a 20-song soundtrack. He wrote and then recorded a 12-song album of his country music in 2006, *Down from Montana.* The show soundtrack album and *Down From Montana* are both "perks" provided to our Common Stock share subscribers in this Offering (subject to restrictions).

Our Board Member and Music Supervisor, Jeff Brown, was our band leader and performed in both the Crazy Horse show and Bakersfield taping ("Jeff"). Jeff is a talented musician and contributed his effervescent stage presence to the delight of our audiences. He is a manager in a shipping enterprise located in San Pedro, California.

Resumes of our Management are contained below in DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES.

We have a 12-member Advisory Board that we are very proud of and fortunate to have on board. See SUMMARY, above, for information about each person.

Musical Theater Industry Overview

"Musical theatre has changed in many ways over time, with their themes being one of the most prominent. From the original classics with stories of romance highlighted by extravagant dance numbers, to the more current musicals drawing attention to the greatest troubles in society, classic musicals such as "My Fair Lady," "Les Misérables" and "Oklahoma" typically involve a young romance: a trope that has not completely died out, although singing and dancing would occur almost randomly in jubilant scenes involving the entire cast.

Most would begin with a form of stasis, whatever 'normal' might happen to be within the individual story. Almost immediately a main character is introduced, and shortly thereafter, the audience meets the protagonist's love interest. A problem is revealed, and most of the plot that follows makes the issue worse before it is eventually resolved. Most of these famous, contemporary musicals conclude with an extravagant musical number that is complete with the entire cast onstage. In shows such as these, the plot is central to one or two leading actors or actresses. Happy endings are always to be expected, as well as a swift resolution to a seemingly complicated problem. Since the time of classic musicals, Broadway's way of telling stories has evolved into something more emotional and relevant than ever before.

Broadway musicals have adapted to address important aspects of society, such as depression and anxiety in young adults, and even the painful, arduous subject of suicide. Many modern musicals often involve serious subject matter, such as homosexuality and relationships. Some such musicals that show this evolution include "Dear Evan Hansen" and "Spring Awakening."

These musicals tend to focus on more than one or two main characters, though they still have a few central main characters. They feature a few different yet still intertwining stories with characters living in the same world, though not entirely related to one another. This new era of musicals has not only shown itself to be relevant to current societal issues but has also introduced musical theatre as an enjoyable hobby for a younger generation.

More than ever, young adults are interested in musical theatre. For the first time, enjoying show tunes is a well-accepted hobby. Another modern adaptation could be the more recent outpour of parody musicals, such as "A Very Potter Musical" and "The Office: A Musical Parody." These musicals tend to choose one or two aspects of society that contain some sort of flaw, and then characterize it in hilarious ways.

Parody musicals convey their message through the means of a popular book or television show. The Harry Potter book series is well known to most, and the Starkid produced "A Very Potter Musical" as a platform to draw attention to not only the inaccuracies between the books and films, but also to create their own hilarious characters out of the flaws of the original books. "The Office: A Musical Parody" is similarly represented, as the characters emphasize their most hilarious traits while also showcasing the most memorable moments of the original television show.

Though the classic musicals of the mid-90s were beautiful and often romantic, they have adapted into a style that perfectly showcases relevant and necessary themes." Megan Friedman, April 17, 2019.

According to Statista.com, The theater market in the United States is currently $6.3 billion. There are 53,700 theater employees across the nation. Each US household spends an average of $20.61 on plays, theater, operas, and concerts.

Theater and Broadway in the U.S. - statistics & facts

Published by Statista Research Department, Feb 3, 2022

"Theaters in the United States rose to fame in the mid-18th century and gradually became a pillar of the American arts and culture sector in terms of both popularity and economic impact. Prior to the onset of the coronavirus (COVID-19) pandemic, the U.S. live performance industry's market size peaked at over nine billion U.S. dollars. However, this figure was estimated to drop by roughly three billion U.S. dollars in 2021 due to the health crisis. Similarly, the COVID-19 impact caused the number of employees in the U.S. theater industry to decrease by approximately 22 percent in 2021 over pre-pandemic levels. Ultimately, as theaters had to shut down for months due to COVID-19 emergency measures, the average annual expenditure on plays, theater, opera, and concerts in the U.S. reached a record low in 2020.

Broadway: before and during the COVID-19 pandemic
From among the theaters in the U.S., the Broadway theater district steals the limelight, with its 41 venues located in Manhattan, New York City. In the theater season prior to the pandemic, Broadway was at its best, as the attendance at Broadway shows in New York peaked at around 14.7 million. That year, the gross revenue of Broadway shows in New York amounted to over 1.43 billion U.S. dollars, the highest figure recorded since 2006.

Following such a memorable season, however, the COVID-19 pandemic disrupted the theater industry in 2020 and 2021. After being closed since March 2020, Broadway theaters eventually re-opened in the 2021 fall season. Since then, the weekly gross revenue of Broadway shows in New York fluctuated between roughly 32.5 million U.S. dollars and 14 million U.S. dollars over the span of four weeks in late 2021. On the other hand, after reaching a peak of nearly 241 thousand attendees in early December 2021, the weekly attendance at Broadway shows in New York declined to 100 thousand visitors within two weeks. While this drop could be attributed to the holiday season, the number of theatergoers had not risen to early December 2021 levels by the middle of January 2022.

Not-for-profit theaters in the United States
Not-for-profit theaters are another important branch of the U.S. performing arts market. These organizations operate to promote a specific cause, such as supporting the local community with educational classes and initiatives or raising funds to preserve heritage sites. In 2020, attendance rates at not-for-profit shows in the U.S. almost reached six million, denoting a decrease of more than one million attendees over the previous year. The finances of not-for-profit professional theaters in the U.S. also suffered from the pandemic, with the total earned income decreasing by approximately 650 million U.S. dollars in 2020, the largest decline reported in the sector since 2009. Meanwhile, the workforce of not-for-profit professional theaters in the U.S. dropped by more than 50 thousand employees in 2020, with the number of employed artists more than halving in the year the pandemic began.

"This text provides general information. Statista assumes no liability for the information given being complete or correct. Due to varying update cycles, statistics can display more up-to-date data than referenced in the text.

Musical Theater Production Overview

- Find a Script or "book." Naturally, the first step is to decide which play or musical theater show you will be producing. License the show.
- Figure Out the Nitty Gritty. This step involves several smaller but equally pivotal steps: identify and hire above-the-line personnel (producer, director, stage manager, choreographer), finding a venue and place to rehearse.
- Casting. What is your budget? What union contract will apply to your production?
- Rehearsals. How many, where and when?
- Publicity and Opening Night. How much publicity can you afford and what is your plan? How will you promote Opening Night?
- "Break a leg," hopefully your show will have a long and satisfying run.

Country the Musical

The book (script) and music for *Country the Musical* ("show" "C the M") were written by Pete Wilke ("Pete"); who produced the show in its earlier years. It was originally produced at the Crazy Horse Steakhouse & Saloon in Santa Ana, California in 1999 ("Crazy Horse"). The show was performed several times in a late afternoon Saturday time slot. As it turned out, the Crazy Horse was in the process of deciding to move its location and so Pete was told that the run there would be limited as a result. Audiences were very receptive and enthusiastic about the show. Reviews were encouraging as well.

The Los Angeles Times said:

"…Pete Wilke's show never stoops to the cheap melodrama one might expect from the kinds of romantic entanglements that are at the heart of the story."
"Instead, it runs the gamut of real feelings—from tender and warm to angry and hurt to ultimately triumphant and celebratory."
"Mainly through Wilke's vivid story-songs, this impressive musical makes you care about the fate of its everyday-folk characters." ~ **John Roos, *The Los Angeles Times***

The Orange County Weekly chimed in:

"Pete Wilke's book, lyrics and music poke gentle fun at and pay tribute to the stereotypes of the country-music world without having to resort to parody."
"Sure, there's enough lonely hearts, cheatin' hearts and unrequited romance to fill a pickup truck, but the lack of deep plot is offset by the humor and occasional pathos, both of which come across as genuine."
"Wilke's songs cover a wide range of the country spectrum, with the actors, backed up by a tight six-piece band, belting out everything from rousing honky-tonk to tears-in-the-beer weepers. What makes the show especially enjoyable is that the actors use the entire club as a playing area, thus allowing the audience members to feel as though they're part of the show. It's interactive theater at its shit-kickin' best." ~ **John McElligott, Jr., *Orange County Weekly***

Texts of the full reviews are available on our website. After the Crazy Horse run, Pete decided to arrange for the recording of the show's 20 songs. The resulting album, on a CD and our website, utilized Nashville country musicians. No effort has been made to sell the CD or place it online for sale to date. Pete also arranged with venerable country music star Buck Owens to utilize Buck's Bakersfield, California concert venue and restaurant, the Crystal Palace, as a location for the filming of many of the show's scenes ("Bakersfield taping"). The cast for this endeavor recorded the vocals on the album. Video and still photography of the Crystal Palace shoot are interspersed throughout much of our website.

The show is "environmental and interactive theater" and features 6 main characters. Our set is the venue stage (with a house band), the area in front of the stage and some of the surrounding tables.

<u>Cast of Characters:</u>

Wild Troy Owens (50s-70s) is the club's proprietor, MC, referee, carnival barker, and friend to all. A jovial, big-hearted man, his quieter side is wrapped up in his late wife Eva, and as much as he might enjoy the persistent and loving attentions of Trina Lombardi, he can't seem to let go of the past. Where he puts his estimable love and devotion is in his friendships, particularly the avuncular, protective role he plays with both Loretta Jane Franklin and Annie Lynn Tyler.

Trina Lombardi (50s-70s), a transplant from New York, or Chicago, or somewhere urban, has been at the club long enough to become the official "den mother." A divorcée and singer herself in an earlier life, Trina is smart and sassy, suffers no fools (at all), and has an abiding (if unrequited) affection for the proprietor of the establishment, Wild Troy Owens. She performs occasionally with Loretta and Annie, but most often lends shoulders and ears to keep the peace and equilibrium at the club.

Loretta Jane Franklin (40s) is the returning "prodigal daughter" who's come back to Bakersfield after yet another stint in Los Angeles disappointed both her dreams of a music career and a chance at romance. Sad and cynical, with killer pipes and a resilient sense of humor, Loretta's charm is that she still holds a spark for what might be—with men and music— and lets that optimism "carry her on."

Frank Johnson (40s-50s) is Wild Troy's buddy from way back. A long-haul trucker who's moving back to Bakersfield, Frank finds the camaraderie at the club a tonic for his contentious divorce and the impact it's having on him and his young son. It's not long before he's drawn to Loretta, but her continuing frustrations with her career, as well as a—perhaps misguided—flirtation with a certain Los Angeles Times travel writer in town to cover the club, keeps them dancing around each other.

Annie Lynn Tyler (20s), a homegrown girl, is all innocence and naivete, with a boyfriend more interested in farming than his girlfriend, and her own dreams of a singing career. Young enough to feel like she's got all the time in the world, Annie finds herself easily distracted by the various men orbiting around the bar, yet maintains a certain competitive relationship with Loretta, who sees her as a rival for centerstage.

Timothy Longstreet (30s) is the Los Angeles Times travel writer, and he's the fish-out-of- water who keeps puttin' his foot in it. Reveling in the attentions of both Annie and Loretta, he slowly morphs from a city boy into cowboy-boot-Stetson-hat-western-shirt wearin' "local," ready to extend his stay in Bakersfield for love, only to get caught up in the rivalry between the two women vying for his attention.

Jeff, the band leader, has a couple lines, as does the Band. Our "Cast" also includes some unsuspecting Audience members sitting at various tables.

Our Exclusive Licensing Agreement

Pete Wilke, the creator, and sole owner of the show is our "licensor" for the copyrighted *Country the Musical.* The license, included herein as an exhibit, is exclusive and allows the Company to commercially exploit the show as we see fit, including ancillary products. The license remains in effect if we are making reasonable efforts to promote and produce the show and revenues are coming in. The licensing fee is 30 million of our Preferred Stock shares, par value $0.0001 per share. There is no cash consideration for the license and no revenue percentages, royalties, etc. The CD *Country the Musical* is not included in the license.

***Country the Musical* and *Down From Montana* Albums**

Pete Wilke is the songwriter of *Country the Musical*; it is performed by Nashville country musicians and the Bakersfield taping cast are the vocalists (Pete and the director of the show in those days, Kay Cole, also provided background voices on *Country Rules*, the opening song on the album). Pete is the songwriter and vocalist on *Down From Montana* and his wife, Lorraine Devon Wilke, joins him on some of the harmonies. These albums are owned by Pete and are not included in the Licensing Agreement (although our license allows us to create "live" albums of the show and television programming music tunes). Subject to restrictions, they are included as "perks" for those buying our Common Stock shares in this Offering. $20.00 (or less, but not more) of the minimum investment of $250.00 will be paid to Pete for the *Country the Musical* album and $5.00 (and not more) for the *Down From Montana* album. If the albums are included in the show ticket price, the same or lesser amounts will be paid to Pete. He will use the money received to pay for the cost of reproducing the albums and royalties for the songs and vocalists. Any increases in payments to Pete for the albums will be modest and reasonable given circumstances as the time.

Our Show Venue

Los Angeles County (and surrounding counties) is an enormous, diverse area with many show venue possibilities. Here are a few categories we may consider (for seating capacity of approximately 100 - 200):

Within a restaurant, bar, or saloon.
Within a hotel that could include a C the M ticket, meal, and overnight accommodation package.
Within a loft, warehouse, or studio (with "tenant improvements" to accommodate our chosen show décor and set).
On a rooftop or within an outdoor performance venue.
Featured within a County Fair.

We may also choose a larger venue on occasion, which could include capacity for hundreds, or even more, audience members.

Our Production/Budget for *Country the Musical*

Assuming the availability of funding, the major costs in producing a live musical theater show include, but are limited to, (paying for) the intellectual property (usually a license); the venue; set and props; lighting and sound system; crew, cast and musicians, other personnel; costumes; liability insurance (if not provided by the venue), promotion/advertising.
The consideration for our show license is a portion of our Preferred Stock shares; there is no cash payment involved.

As a planned Actor's Equity Association production ("Equity"), we will have a union contract in place. Since we are planning up to 5 performances of the show per week, those covered by Equity (our 6 cast members and stage manager) will average compensation of about $1000 per week each (for rehearsals and show performances); including salary, benefits, unemployment and health coverage and union pension. Cast members designated as "stars" have a salary of at least $1500/week, plus the other benefits and add-ons described above for the other cast members. We may include a star or perhaps even 2, funds allowing, in our show production. Directors and choreographers typically are hired for the time period up to when the show commences performances, and sometime thereafter for varying periods of time. Our Director will likely be paid about the same as our cast or maybe a little more and the choreographer somewhat less.

Our 5- or 6-piece country band will be paid about the same as cast and will provide their own instruments. We will rent lighting and sound systems and personal performance headset microphones or purchase them if funds allow over time. Many venues have lighting and sound, so we may be able to limit our cost, depending on the circumstances at the time. If we purchase some or all these items, the initial cost may run as high as $75,000 (an estimate). Our cast will have very few costume changes (and the band none). Costumes will be largely "western wear." Costumes in total will cost around $5000 in any given 6-month period.

Venue rentals (without revenue sharing) can vary from hundreds to thousands of dollars per day. Our available funding will determine the type of venue we are able to select. Venues carry their own liability insurance which will likely cover us as well.

Promotion of our musical theater production

The audience for our show, at least initially, will be our Common Stockholders purchasing Units of shares in this Offering. By way of example, assuming a 200-seat venue and 5 shows-per-week over a 40 week-per-year schedule, we would have 40,000 tickets available per year. If we sell out this Offering completely, 80,000 of those tickets could be "pre-sold" to the Company's subscribing Common Stock shareholders; leaving no tickets to sell to the public in the first and 2nd years of the show's run (and 40,000 per year in subsequent years, if any). Using the same example with a 100-seat venue, and full subscription of this Offering, the first 4 years of performances would be needed to offer show tickets to all our Common Stock shares subscribers. That will limit the cost of promotion and advertising, but we will have a promotional campaign in place that will vary, and hopefully grow, if our operations continue and revenues are earned.

If this Offering is subscribed to the full amount allowable ($5 million), we will have enough funding to establish the Los Angeles area and Branson live shows, in which case it will take less time to provide tickets for all our Common Stock subscribers in this Offering. We might also produce an occasional live show in a venue that will accommodate larger audiences. It is also likely that some our Common Stock subscribers will not avail themselves of the "perks" tickets, and to that extent, there may be live show tickets available to non-shareholders as we go along. We may also offer separate live shows to non-shareholder, paying audiences.

Licensing C the M to schools and community theater groups



Obtaining Rights

"The First Step:

The rights for most plays and musicals are held by play publishing houses (also known as "royalty houses") on behalf of

the authors -- which means that you cannot produce a copyrighted play or musical without written permission.

It is true that most plays and musicals written before 1920 (Shakespeare or Gilbert & Sullivan, for example) are in the Public Domain, which means that they may be produced without payment of royalties. However, this refers only to the *original* script. If you use a modern translation of a Moliere comedy, for example, the new version will be protected by copyright.

Once you have decided on a copyrighted script for production, contact the publisher. If you don't know the publisher, see our "Play Sources" page to use the Doollee Search. If you do know the publisher, our "Play Sources" page provides links to them, as well.

To obtain the rights to produce a play or musical, complete the following steps:

1. Determine which play publishing house has the rights to the play you wish to produce. Each company has a catalogue and/or online listing that will indicate a royalty fee. However, be aware that the fee for your particular organization may differ.

2. You should call the company to find out if the play is available for production. In some instances, plays are "restricted" which means that a particular play/musical is not available for production. Never assume that a play is available, you should always check with the play publishing house before you advertise or begin work on the production.

3. Once you have determined that the play is not restricted, contact the publishing house in writing.

    Generally the following information is needed in order to provide a royalty quote:
    *   Play Title
    *   Producing organization
    *   Place of performance (City, State & Theatre)
    *   Seating capacity
    *   Ticket prices
    *   Nonprofit or for-profit group
    *   Number of performances
    *   Performance dates
    *   Equity (Actor's Union) or non-Equity production

4. Once your letter is received, you will be sent a quote for the royalty fee and if acceptable, a contract may be sent. Some companies however will simply send an invoice.

5. Be aware that for plays, the royalty fee covers the royalty only. Scripts are extra, however, plays may also be ordered directly from the publishing house.

6. For musicals, the fees to produce a work are generally higher with a royalty fee, a rental fee (for scripts and scores) and a refundable security deposit."

The same general requirements exist for schools licensing plays/musicals as well. In our case, unless we seek representation from a royalty house (such as Samuel French's Concord Theatricals or Playscripts, Inc.), we will be licensing C the M directly to schools and theater companies and will be our own "royalty house." Generally, royalties vary depending on the circumstances, from $75 per performance to hundreds of dollars. At first, we may offer the ability to produce and perform C the M at cost and free of royalties to a few schools or community theater groups to gain some traction in the marketplace. Our licensing agreements will include our ability to list our licensees on our website and provide information about the performances, including, but not limited to, testimonials, photographs and perhaps videos of a portion or all of a performance.

Television Industry Overview

Although we may begin by streaming our planned television programming on our own website or streaming television channel, there is also the possibility that we will enter distribution arrangements with television exhibitors, broadcasters, channels, etc. This section provides some background information on the United States television industry.

We intend to offer our Common Stock only to knowledgeable potential subscribers. The more one knows about a particular business and the industry it operates within, the more informed an investment decision. In that regard, we recommend Wikipedia.com's extensive:

Television in the United States - Wikipedia
https://en.wikipedia.org › wiki › Television_in_the_Uni...

LIFE & LOVE IN THREE-PART HARMONY

This posting provides a vast background and data regarding the history of the industry and the business of television; programming categories with extensive information for each; television channels and networks, digital, foreign language, cable and satellite, Internet streaming; regulation – with numerous references and external links.
From Statista.com:

Television Industry in the United States - statistics & facts
Published by
Julia Stoll (a Statista research expert; permission to use obtained)



Oct 21, 2021

"Ernie Kovacs, an American comedian and actor, once said that television was called a medium because it was "neither rare nor well done." His words may have rung true in the past, but with the advent of on-demand services, television has seen increased competition and investment as companies vie for consumers. Series such as "WandaVision" and "The Falcon and The Winter Soldier" had production costs of around 25 million U.S. dollars per episode in 2020, signifying that the "well done" comment is not quite as appropriate these days.

Traditional TV's downturn
TV is one of the most popular media in the United States, reaching a daily time spent of over four hours among adults. However, estimates suggest that the number of hours per day watching television will considerably decline and in 2023, adults will only spend two hours and 50 minutes in front of a TV. Younger people seem to spend significantly less time watching television than their older counterparts as alternative forms of entertainment have begun to greatly increase in popularity.

Serious competition for traditional TV
These falling viewership numbers do not necessarily mean that people are watching less TV overall, just that they are beginning to turn away from traditional TV and move to for example subscription video-on-demand services such as Netflix. Consumers in the U.S. have been particularly quick to adopt new viewing technologies, but nevertheless, the number of TV households in the United States has continually increased over the last years. Some of the most popular programs overall include Netflix originals like "Stranger Things", alongside traditional cable TV programs such as "SpongeBob Squarepants" and "Saturday Night Life".*Advertising – a TV revenue driver*

One of the industry's major sources of income is advertising, a revenue stream which is expected to remain relatively stable over the next few years with annual totals of nearly 70 billion U.S. dollars. In contrast, connected TV advertising spending amounted to around nine billion U.S. dollars, but as the popularity of online offerings continue to grow, this expenditure is expected to increase. Companies like Procter & Gamble, AT&T, and Berkshire Hathaway spend hundreds of millions of dollars each year on cable TV advertisement, and the country's most popular programs charge hundreds of thousands of dollars for each 30-second advertisement spot.Overall, the U.S. television market seems to have entered a time of transition rather than decline. Newer streaming platforms have made shows more accessible to many consumers, but networks that fail to adapt to these changes in consumer preferences are sure to lose their grip on the market."

Regulation

The Federal Communications Commission ("FCC") regulates interstate and international communications by radio, television, wire, satellite and cable in all 50 states, the District of Columbia and U.S. territories. The Television Branch of the Video Services Division licenses and regulates both commercial and noncommercial broadcast UHF and VHF television stations. Licensing and regulation of these facilities is prescribed by the Communications Act of 1934, as amended, which sets up certain basic requirements.

From Wikipedia: "The Radio Act of 1927 was the first major broadcasting law in the country. Among its provisions was the equal opportunity provision, providing a foundation for the equal time rule. This provision requires radio and television stations and cable systems which originate their own programming to treat legally qualified political candidates equally when it comes to selling or giving away air time. Concerns that, without mandated equal opportunity for candidates, some broadcasters might try to manipulate elections led to its creation by legislators.[4] The Communications Act of 1934 amended the Radio Act of 1927 and the equal time provision is located Section 315 of the Communications Act of 1934.

The Communications Act of 1934 was another hallmark moment in broadcasting law history, because it created the Federal Communications Commission (FCC) for the purpose of "regulating interstate and foreign commerce in communication by wire and radio so as to make available, so far as possible, to all the people of the United States, without discrimination on the basis of race, color, religion, national origin, or sex, a rapid, efficient, nationwide, and worldwide wire and radio communications service ..." (In this context, the word "radio" covers both broadcast radio and television.) The FCC has the authority to "make such regulations not inconsistent with law as it may deem necessary to prevent interference between stations and to carry out the provisions of the Communications Act of 1934."[5]

In 1949, the FCC enacted a policy, referred to as the "Fairness Doctrine," for the purpose of ensuring balanced and fair coverage of all controversial issues by a broadcast station. The FCC adopted the view that station licensees were "public trustees," and, therefore, had an obligation to broadcast discussion of contrasting viewpoints on controversial issues of public importance. It was later established that stations should also actively seek out issues of importance to their community and air programming about those issues. During the 1980s, the Reagan Administration pressured the FCC to eliminate the fairness doctrine.[6]"

The Telecommunications Act of 1996 is the next major legislation governing this area of commerce. Here is what the FCC says about this Act: "The Telecommunications Act of 1996 is the first major overhaul of telecommunications law in almost 62 years. The goal of this new law is to let anyone enter any communications business -- to let any communications business compete in any market against any other. The Telecommunications Act of 1996 has the potential to change the way we work, live and learn. It will affect telephone service -- local and long distance, cable programming and other video services, broadcast services and services provided to schools. The Federal Communications Commission has a tremendous role to play in creating fair rules for this new era of competition. At this Internet site, we will provide information about the FCC's role in implementing this new law, how you can get involved and how these changes might impact you. This page will include information listing the proceedings the FCC will complete to open up local phone markets, increase competition in long distance and other steps. You will find copies of news releases summarizing action, announcements of meetings where these items will be discussed, and charts describing the work ahead of us and where (within the FCC) and when it will be completed. Please note: some of the links on this page lead to resources outside the FCC. The presence of these links should not be taken as an endorsement by the FCC of these sites or their content. For more information about the referenced documents, contact the person listed on the document. Please let us know what topics most interest you or where you have questions about this new law. We will soon begin to post a series of Questions & Answers with Commission officials designed to answer your questions."

More information from the FCC's website (its "Manual"; revised in September of 2021, can be found in its entirety at FCC.gov).

From Lexology:

"USA May 4 2021
The FCC is seeking comments from consumers and the video industry on whether the Commercial Advertisement Loudness Mitigation Act (CALM Act) rules have been effective in preventing loud television commercials. Consumers are encouraged to provide specific information about TV commercials that seem louder than other programming on broadcast and cable TV. Commenters are asked to provide input on whether updates to the rules are needed due to improvements in technology or new industry practices. Comments are due on June 3, 2021.

Rep. Anna G. Eshoo, who authored the CALM Act, recently sent the FCC a letter citing data that shows a sharp rise in TV advertisement loudness complaints from April 2020 through February 2021. Rep. Eshoo urged the FCC to investigate the rise in complaints and to take enforcement actions. To date, the FCC has apparently never taken an enforcement action under the law, despite receiving thousands of complaints.

The CALM Act rules went into effect over a decade ago, and apply to digital TV broadcasters, digital cable operators, and other digital multichannel video programming distributors (MVPDs). They do not apply to online streaming services, because the FCC does not have authority over those services. While the FCC lacks jurisdiction over online streaming, the

Audio Engineering Society's (AES) technical committee is developing a program it hopes will be elevated to a standard within 4 to 5 months. If it works, Congress may not need to consider legislation to regulate variable volumes on streaming ads.

Television broadcasters are reminded to carefully review their compliance with the CALM Act rules. Broadcasters must make commercially reasonable efforts to install, use, maintain, and repair their loudness mitigation equipment to be considered compliant."

Television Distribution – Festivals

We may enter our planned TV pilot and television programming (once produced) in festivals featuring television distribution opportunities.

These days, you can watch television anywhere - on your TV, your tablet, your laptop, your phone. For the most part, Film Festivals such as "Sundance" and "Toronto" have focused on feature films and documentaries over the years. "But beyond the presence of high-profile titles, the rise of TV at film festivals reflects the changing face of independent television development, from the boom of digital web series in the early 2010s to the current marketplace, which is liable to be shaped by the streaming wars for a decade to come." Michael Betancourt, in a Los Angeles Times article of March 16, 2021.

"One need look no further than the addition of television prizes at the 2021 Film Independent Spirit Awards to see pioneering TV projects as both an extension and a byproduct of the indie film world. This year's inaugural nominee TV roster boasts series that bowed at various festivals around the world, including Amazon's "Small Axe" anthology series (three episodes of which screened at New York Film Festival 2020), National Geographic's docuseries "City So Real" (Sundance 2020), Showtime's "Work in Progress" (Sundance 2019), HBO's "We Are Who We Are" (San Sebastian Film Festival 2020, Cannes Directors' Fortnight 2020) and Netflix's "Unorthodox" (Séries Mania 2020). But while those glitzy, network-stamped premieres at lauded fests tell a story of prestige TV being seen alongside the work of renowned auteurs from around the globe, there's another aspect of festivals' embrace of episodic storytelling. At a time when the success of shows like "Insecure," "High Maintenance," "Broad City," "Drunk History" and "Workaholics" was ushering in a new generation of storytellers who'd cut their teeth in the digital video space, these festival showcases led the way for pilot competitions, which have become a way for indie creators (often from underrepresented groups) to find platforms to connect with audiences, critics, collaborators and executives. That was definitely the case for Marvin Lemus and Linda Yvette Chávez. Back in 2015, while working on branded video content and eager to be taken seriously, the pair began working on a web series focused on a Mexican-American family in Los Angeles. By the time "Gente-fied: The Digital Series" premiered at the 2017 Sundance Film Festival (where it arrived with the backing of MACRO and America Ferrera), Lemus and Chávez were already hard at work on their pitch to networks for a half-hour version of the series — which eventually landed at Netflix as "Gentefied." " (also from Betancourt).

"The film festival space has emerged as a way to showcase work that reflects a new generation of storytellers who were all too happy to circumvent traditional models of television development in search of authentic stories. "I definitely look at it as another level of dismantling the gatekeepers and being able to kind of step in and be like, you know, we're gonna work with what we got and we're gonna still tell that story." Marvin Lemus (Mr. Lemus is an award-winning director, co-creator, co-showrunner, and executive producer of Netflix's hit series, *GENTEFIED*).

"People need content. And, you know, there's lots of it out there and lots of great creators out there," said Randi Kleiner, who launched SeriesFest with Kaily Smith Westbrook back in 2014. "We provide an access point." The two have built their once weekend-long festival (now in its "seventh season") into a year-round nonprofit organization that hosts pilot and scriptwriting competitions specifically focused on finding new talent from underserved communities."

For Ajay Kishore, founder of Stareable, the promise of these spaces lies in their ability to upend outdated ideas of who gets to make TV. "I think the powerful thing that's happened over the past 10 years is that the internet has democratized who is allowed to be creative," Kishore says. "And I think now we're finally… taking that creativity and connecting it in a structured and smart way to the industry that's hungry for it."

"Watching TV episodes on the big screen at film festivals may never drive the cultural conversation in the way of a new Oscar contender emerging at Sundance or Cannes — or the water-cooler show of the moment. But the infrastructure being built around the screenings themselves is where the production, distribution and marketing of TV is now being reimagined." (Betancourt)

TV Advertising

The following brief article is instructive regarding television advertising:

US TV Ad Spending to Drop 4% in 2021 as Digital Video Booms

By Jon Lafayette; 26 July 2021 (Mr. Lafayette writes for NEXT/TV The Business of Streaming Video)

"Zenith forecasts slight rebound in 2022.



(Image credit: Wikipedia)

Media agency Zenith is forecasting a decline in U.S. TV ad spending in 2021 as audiences shrink and marketers pour their advertising dollars into digital video.

"Audiences continue to migrate online, and online video viewing is growing rapidly, even as traditional television ratings shrink again after a one-off spike when lockdowns began in 2020," Zenith said in its report. "Advertisers value online video as a means of maintaining reach while television declines, but it's an effective form of brand communication in its own right."

Zenith sees total TV spending in the U.S. shrinking 4% to $60.575 billion in 2021 from $63.4 billion in 2020. Zenith sees TV spending growing again in 2022 to $63.224 billion, but staying flat in 2023.

Network TV is expected to rise to $15.306 billion in 2021 from $14.717 billion in 2020. For 2022, the agency sees network spending flat at $15.459 billion for 2022 and 2023.

National cable is seen edging up to $19.99 billion in 2021 from $18.408 in 2020. Cable spending is expected to be $20.190 in both 2022 and 2023.

Spot ad spending is expected to drop to $22.857 billion from $26.891 in 2020. It will rise again to $25.143 in 2022 and stay there in 2023.

Revenue for syndication are forecast to rise to $2.432 billion in 2021 from $2.384 billion, Zenith said. Syndication revenue is seen flat for 2022 and 2023.

LIFE & LOVE IN THREE-PART HARMONY

Zenith sees internet video/rich media spending in the U.S. climbing 40% to $34.219 billion in 2021 from $24.442 billion in 2020. The upward trajectory is expected to continue in 2022 and 2023, with spending rising to $38.667 billion and $43.308 billion respectively.

Total major media spending in the U.S. is expected to climb to $271.609 billion in 2021 from $240.248 billion in 2020. It will grow to $290.161 billion in 2022 and hit $304.501 billion in 2023.

Looking at the ad business globally, Zenith forecasts that total expenditures will grow 11.2% in 2021, driven by exceptional demand for performance-led e-commerce advertising and brand advertising on online video.

"This year has seen a return to growth, for brands and for the ad market, fueling a significant boost for most areas of ad spend," said Lauren Hanrahan, CEO of Zenith. "Online video and other digital media have seen some of the biggest increases as audiences continue their digital migration to connected TV, streaming services, ecommerce, and social platforms. We predict this will continue, with advertisers following consumers with their investments."

Advertising expenditures will total $669 billion this year, $40 billion more than was spent before the pandemic in 2019, Zenith said. The agency expects advertising expenditures to remain robust, with 6.9% growth forecast for 2022 and 5.6% for 2023.

"Limited supply and rising demand are stoking media inflation," Zenith said in its report. "This year's rapid recovery in ad spend, coupled with the continued migration of audiences from traditional to digital channels, is fueling substantial increases in media prices, particularly in television. The cost of television advertising is up 5% this year on average, though the variance between markets and audiences is wide. Television spending is up by 1%, so the volume of audiences reached globally is shrinking. Digital media growth, in contrast, is mainly driven by rising audiences and more extensive monetization, with online video inflation averaging 7%, and social media roughly flat, compared to their 26% and 25% respective ad spend growth rates."

Zenith predicts that online video advertising will be the fastest-growing digital channel in 2021, rising by 26% to reach $63 billion.

Overall, the agency expects digital advertising to grow by 19% in 2021, and increase its share of total ad spend to 58%, up from 48% in 2019 and 54% in 2020."

How Do TV Shows Make Money? (Top 10 Ways); from Coldwire.com.



"When a network cancels your favorite TV show, you're understandably distraught. You may wonder why the network chose to cancel the show. The reason usually has to do with the amount of money the show was earning. TV shows earn money differently compared to how movies make money. Here are 10 ways TV shows make money.

How Do TV Shows Make Money? (10 Ways) -

1. Broadcasters And Commercials



A producer gains money initially by pitching a TV show to a particular network. The pitch contains the plot of the show, some of the actors who have signed onto it, and the budget for the show. The network determines if the TV show can bring in a lot of viewers. If they believe that it will, then the network purchases the rights to air the TV show. The producer receives the budget they need to make the show, and the filming process begins. The network, or broadcaster, then receives their money back through commercials. Ads are the number one way that TV shows make money. It isn't enough that they only have ads, however. There need to be enough people watching the ads for the TV show to make money. A standard episode of television is an hour long. One-third or 20 minutes of that airtime belongs to commercials. According to the TV industry, a general estimate of ad earnings translates to $1 per viewer. That means if 15 million people are watching the episode, then the network earns $15 million. That's why TV shows that don't gain a lot of viewers are usually given the ax. They don't have the funding to continue to produce the show. The problem with using TV ratings to base their funds is that not everyone can watch the episode when it's live. They rely on DVR or other means of recording the show to watch later. They're still an active viewer, but they aren't participating in the viewing of ads. Since the network is more interested in the revenue that a TV show generates and not its actual viewership, that doesn't matter to them. That's why DVRs and pirating have become a serious problem for TV networks. It allows viewers to watch the episode without essentially "paying" for it by watching ads. Even popular TV shows can find themselves without a budget if the bulk of their fans watch it on a DVR or through illegal means.

2. Subscription Services


ORIGINAL NETFLIX
DAREDEVIL
2016
16 et plus
2 saisons
Aveugle depuis l'enfance, mais pourtant doté de sens ultra développés, il se transforme en redresseur de torts la nuit.
Revoir
DAREDEVIL
DESIGNATED SURVIVOR
BLACK MIRROR
SPARTACUS
Tendances actuelles
BLACK MIRROR
LA CASA DE PAPEL
PEAKY BLINDERS
NETFLIX

Not all TV networks use ads to generate revenue. Streaming services and cable services use a different method. Streaming services like Netflix rely on a subscription model. They charge a set monthly rate for the use of their streaming platform. Their funding comes from those monthly payments. It allows them to have a massive budget to create original series and movies that can attract more subscribers. In this way, a TV show earns money by still pitching to Netflix. It's even possible that Netflix may approach the producer if they like the content. The TV show receives the budget they need from Netflix, but the money comes from subscription payments rather than ads. Cable does something similar. Networks like HBO and Starz are services you need to pay for in addition to your normal TV plan. The monthly cost helps them generate enough revenue to produce more TV shows. HBO and Starz will also air ads between shows or movies. However, you won't see ads during the show or movie. Many of those ads feature other shows on HBO that the viewer may enjoy watching as well. By receiving monthly payments from viewers, TV networks can give TV shows money.



If there's money involved, then you can be sure that there are investors involved. Some producers will approach media moguls for funding. Like pitching to a TV network, they'll pitch the idea of the show to the investor. They'll include details about the budget, the plot, the cast and crew, and other important details that can interest the investor. Unlike with a TV network, the investor won't receive their money back through commercials. Because of this, they make another kind of deal. The investor may receive credit on the film and a certain number of royalties that the show generates through the network. They may also receive other benefits. Investing can be a great way for TV shows to earn money because it can inflate their budget and allow them to use more expensive technologies and locations. It's also ideal for small-time and big-time investors who have an interest in the TV and movie-making business. Investing in TV can be extremely lucrative if you're able to pick out the show that will become the next big thing. Some investors choose to invest in TV networks instead of shows directly. This can also help TV shows receive money because the investor can incentivize the network. They may offer them a substantial amount of money if the network agrees to greenlight the show. The show then receives its budget, and the investor gets their returns.

4. Crowdfunding


CROWDFUNDING

A relatively new way that some TV shows can make money is through crowdfunding. This type of investing relies on small donations from a large populace. It's a popular way for independent TV shows to receive a budget. Some of the most popular places where TV shows receive crowdfunding are:

- Kickstarter
- Indiegogo
- Rockethub
- Ulule

On these sites, the producer will give the plot of the show. If any actors or actresses have signed on for the show, then the producer will mention them, too. To further sell the show, the producer might include concept art, storyboards, or even glimpses of the script. On Kickstarter, in particular, investors receive small benefits and bonuses for investing early in a project. For a TV show, this might be as small as a licensed T-shirt or an autograph from the cast. It can be as large as an invitation to the premiere screening of the show. Another reason some producers choose to go the crowdfunding route is that it generates hype. It's a great way to bring attention to your product. As soon as backers start to flock to it and donate to the budget, the media usually takes an interest. They'll write a piece on how fast the donations are piling up. That only encourages more donors to give money to the TV show. Crowdfunding can be a useful money-making and marketing tool for producers. The caveat with using a crowdfunding platform is that you will need to pay at least a third or 20% of your donations to the platform. The price varies depending on the platform. You'll also be responsible for taxes that you generate. That reduces the TV show's revenue to only a third of the donations they generate. If the producer only relies on crowdfunding and doesn't run ads on the network they air on, then the donations are also the only source of income for the TV show. This can be problematic if the filming experiences delays. You can continue to attempt to crowdfund, but the backers may not always be willing to continue to donate. You're at the mercy of crowdfunding as much as you benefit from it. For small-time TV shows, however, crowdfunding can be a great way to make money and do what you love.

5. Merchandise


GAME OF THRONES
OFFICIAL LICENSED MERCHANDISE SOLD HERE
on / na

Like all brands, TV shows can earn money by selling merchandise. T-shirts are a great way for networks to earn money. They're inexpensive to make and fans love wearing apparel that showcases their love for a particular show. Merchandise doesn't have to be restricted to apparel either. Collector's items are huge among fans. Making an expensive and limited edition of certain TV show props, character statues, and other novelties can earn TV shows a significant amount of money. The emphasis on limited merchandise drives fans crazy. Their passion for the show encourages them to belong to a limited group of people who can say they own a particular piece of the show's history. Thanks to eCommerce, TV shows can sell their merchandise more easily than ever. All they need to do is create their own licensed store and sell goods related to the show. They don't need to rent out a shop stall or make a deal with another chain to front their merchandise. eCommerce gets rid of the middleman and allows TV shows to make money directly by selling the merchandise themselves.

6. Ads And Subscription Payments


MY VIDEO
MESSAGE from the FUTURE
LAST HEROES
ANNA
Diversity
TOWN
CYBERSPACE
SISTERS

Some networks use both ads and subscription payments to pay for TV shows. One network is Hulu. While Hulu originally had a free and premium version without ads, it has since changed tactics. Hulu has a monthly subscription for which viewers pay a fee. However, they still see a limited number of short ads during their TV show. The emphasis is on short. Whereas standard TV networks have 20 minutes of ads, Hulu has roughly 10 minutes of ads for an hour-long show. This combination can be frustrating for viewers, but it allows Hulu to generate its own original TV series. It also enables them to make partnerships with other TV networks to stream the latest episode of a TV show a few hours or a day after it airs on its home network. In return, the TV network gets a share of the ad revenue that Hulu generates. The TV show thus gets money from a share of Hulu's budget through subscription plans. It also receives money from ads that viewers watch during the episode. It's unclear if this combination of subscription payments and ads will work out for Hulu in the end. They partnered with Disney+ to extend their subscription to those who subscribe to Disney+. At the moment, it's another way in which TV shows can earn money.

7. Bidding Between Networks


BIDDING

If a producer can hype their show enough, then they can get a lot of viewers talking about the desire to watch it. That's something networks take notice of. It allows the producers to approach several different TV networks with the show. Each network will bid against one another for the rights to air the show. If the producer is lucky, the bidding war will continue for a time. The TV show can earn a lot of money this way. The highest bid earns the right to air the show. In some cases, a producer may go with a different network if they offer other incentives. A bidding war can earn a TV show a lot of money. Networks don't mind the hefty investment because of the hype surrounding the show. Word-of-mouth is already doing most of the marketing work for them. If they see that the show already has a large following, then they know they can easily make their money back through ads. It's why some producers might tease information about an upcoming show early. If they can show networks that there is a high demand and interest in the show, then they can prompt a bidding war and earn the TV show a lot of money.

8. DVD Sales



Although DVDs are slowly declining in use, they're still a way that TV shows can generate money. Back in the days before streaming, DVDs were one of the main methods TV shows could earn money. Fans bought DVDs of their favorite shows to watch in their homes. The novelty of only being able to watch the episode once on live TV, but then being able to watch it again on DVD drove sales. DVDs took over from VHS sales of taped shows. Today, some fans still buy DVDs of their TV shows. That's because DVDs are the only way to access special features. DVDs often include commentary by the cast and crew on certain episodes. Diehard fans love listening to the commentary and gaining information about the filming that others don't have access to. DVDs also feature other shorts like exclusive interviews, deleted scenes, and beloved blooper reels. Some TV shows have turned from DVDs to digital codes. It's the next evolution of selling the show after it airs. A digital code allows fans the same kind of experience with DVDs except they don't need to buy a physical copy of it. DVDs and digital codes are a great way for TV shows to earn extra money after the season has already aired.



Some TV producers will seek out certain corporations for sponsorships. Sometimes corporations will seek out the producer instead. A sponsorship is similar to investment except that they're present in the show's world. An investor will give a producer money without receiving recognition in the show apart from credit. One example is Pepsi. If a TV show receives sponsorship from Pepsi, then the writers may need to include a line somewhere in the script praising a Pepsi product. The product may also be present in the scene. There could be a can of Pepsi on the counter. You might see an ad for Pepsi in the background. In some way, Pepsi's branding is noticeable on the show. This practice is known as product placement. The method behind this marketing is that Pepsi will believe that the fans of the show might start buying Pepsi products. If they see their favorite characters drinking Pepsi or mentioning their enjoyment of Pepsi, then they might drink it, too. A TV show usually only takes on a few sponsors. One reason is that many sponsors compete with one another. A TV show can earn more money by playing each sponsor against one another. Whoever offers the most money will receive sponsorship. Another reason is that having too many sponsors in a show can be jarring for viewers. The show becomes a walking advertisement with a plot rather than an actual TV show. It can turn viewers away from watching the show. Certain sponsors may also be derisive towards certain audience members. TV networks, in particular, may not allow TV shows to accept certain sponsors if they believe it will alienate part of their audience. That said, sponsorships remain a powerful way for TV shows to make money.

10. Syndication


SYNDICATION

A TV show knows it has it made if it receives an offer for syndication. Syndication is an agreement between the producer or studio and the TV network. The network will offer a certain amount of money to the studio for the right to continuously air episodes from the show. As a result, the TV show continues to generate revenue any time viewers watch it with ads. It's a great way for TV shows to generate money even if they're done producing new episodes. TV networks will offer this to certain shows that have amassed a large and popular following. A few examples of syndicated shows are:

- *Friends*
- *Frasier*
- *Seinfeld*
- *M*A*S*H*
- *I Love Lucy*

You may have noticed that these shows are still shown on your TV despite being over years ago. Those shows still generate money any time someone watches them, and someone is always watching them. It's a great way for studios to continue to earn royalties and for networks to keep generating revenue. In some cases, it can even prompt a reboot for a TV show. A reboot can earn a TV show even more money because it brings old and new fans together. Syndication is the ultimate money-making deal for a TV show.

Are TV Shows Profitable?



You may wonder if TV shows can become profitable. In fact, some TV shows can be even more profitable than movies. It has to do with views and commercials. A movie may generate $5 billion at the box office. However, its budget was $1 billion. That leaves it with a $4 billion profit. It may receive more money through DVD sales, but the movie will only ever make $4 billion during its theatrical release. A TV show has several episodes. It thus has several chances to make more money than a movie. A TV show that lasts for several seasons and includes several episodes can easily make more money than a movie. An example is a TV show that has one million viewers. Since every viewer equals $1 in ad revenue, every episode of the TV show earns $1 million. If the budget to make the TV show was $500,000, then the profit is still $500,000. Add other sources of income like merchandise and DVD sales, and the TV show can earn even more. If the TV show goes on to become syndicated, then it earns money without detracting from a budget because no more episodes are being made. As a result, the TV show continues to earn $1 million per episode. Even a reduced number of 300,000 viewers earns the show $300,000. Other than a few fees, that's untapped revenue. Because a TV show can keep producing new episodes, it has more chances of earning more money than a movie that's only released once. As a result, a TV show can be extremely profitable if it has a high viewership and relatively low budget.

Conclusion

There are several ways that a TV show can make money, but most of its money comes from ads. There are a few other methods producers can use to earn money for their TV shows. Syndication is a studio's dream to generate long-lasting revenue for a beloved TV show. Consider these ways for a TV show to earn money if you want to support your favorite show."

Stages of Television Production

Here are the stages of production that apply, generally, to filmed productions (movies and television shows). This is the process all Indie TV producers engage in:

Production of Motion Pictures and Television Programming **-** The four general stages of motion picture and television programming production are development, pre-production, principal photography, and post-production. These stages apply for the most part to the production of television programming as well. A brief summary of each of the four general production stages follows:

Development - In the development stage, underlying literary material for a project is acquired, either outright, through an option to acquire such rights or by engaging a writer to create original literary material. In some cases, the producer and/or director may write the screenplay or teleplay. If the literary material is not in script form, a writer must be engaged to create a script. The script must be sufficiently detailed to provide the production company and others participating in the financing of a filmed product with enough information to estimate the cost of producing the project.

Pre-Production - During the pre-production stage, the production company usually selects a director, actors, and actresses, prepares a budget, and secures the necessary financing. In cases involving unique or desired talent, commitments must be made to keep performers available for the project. Some pre-production activities may occur during development.

Principal Photography - Principal photography is the process of filming a movie or TV show and is normally the costliest stage of the production. Principal photography may take days or up to twelve weeks or longer to complete, depending on the nature and complexities involved in getting the job done. Bad weather at locations, the illness of a cast or crew member, disputes with local authorities or labor unions, a director's, or producer's decision to re-shoot scenes for artistic reasons and other often unpredictable events can seriously delay the scheduled completion of principal photography and substantially increase its costs. Once a motion picture or TV show reaches the principal photography stage, it usually will be completed.

Post-Production - During the post-production stage, the editing of the raw footage and the scoring and mixing of dialogue, music and sound effects tracks take place, and master printing elements are prepared.

Covid-19 Production Protocols

Los Angeles County has "on set/location" rules for entertainment productions that we will faithfully and diligently adhere to; Rules as of January 21, 2022, follows:



COVID-19 BUSINESS SAFETY and in the community.

Given the ongoing community transmission of COVID-19 and the presence of the highly infectious Omicron variant, there is an ongoing COVID-19 transmission. A layered approach to prevention that includes masking indoors, full vaccination with a booster dose, if eligible, and good ventilation is essential to slowing the spread need to increase safety measures to prevent of COVID-19 at worksites

The guidance below outlines requirements and recommendations for professional performers, and businesses or productions that employ performers, to take to ensure ongoing safety at their performance venues and worksites. This guidance does not replace any existing entertainment industry labor union agreement (such as those with professional sports leagues or performing arts) that have requirements for performers and/or players regarding masking, quarantine and isolation, and return to work. In instances where no labor union agreement exists, this guidance controls the indoor masking requirements for performers. While many of the guidelines below are recommendations, requirements are indicated by the word "must." Please note that these guidelines are subject to change as additional pertinent information arises.

LIFE & LOVE IN THREE-PART HARMONY

Masking

• The County Health Officer Order requires all employees who are working indoors, in a shared vehicle, or at Outdoor Mega Events (events with 5,000+ attendees) to wear a face mask at all times, except while actively eating and drinking.

• Employers must provide and require their employees who work indoors and in close contact with others to wear a well-fitting medical mask (also known as disposable, procedure, surgical, or protective masks) or a respirator (e.g., an N95 or KN95) whenever indoors at the worksite. The medical mask must have an adjustable nose-wire and be made of at least three layers of non-woven material (melt blown fabric and/or polypropylene) to meet the requirements for a "medical mask". Because medical masks are loose fitting, employees should be educated about how to improve the mask fit to better protect themselves. They can improve the fit by knotting the ear loops and tucking in the sides (see video), or use a mask brace, or double mask (wear the medical mask UNDER a tight fitting cloth mask). Double masking is strongly encouraged as it improves both fit and filtration.

• Professional performers may remove their mask when they are performing a task that cannot feasibly be performed while wearing a mask. This exception is limited to the period of time in which such tasks are actually being performed. Masks should be worn during indoor rehearsals as much as possible or rehearsals should be moved outdoors.

o Performers that are up to date on their COVID-19vaccinations (i.e., fully vaccinated and not yet eligible for a booster, or fully vaccinated and have received a booster dose) must be tested at least once weekly.

o Performers that are not up to date on their COVID-19 vaccinations (i.e., unvaccinated, partially vaccinated, or fully vaccinated and eligible for, but have not yet received a booster dose) must be tested at least twice weekly.

• Please note that the above masking exception does not apply to people who are within 10 days of the onset of a COVID-19 infection or to people who have been exposed to someone with COVID-19 in the previous 10 days (see below for details).

Special Considerations for Professional Performers Returning to Work After Diagnosis of COVID-19 or Exposure to COVID-19 Case

Like other workers, performers must adhere to the isolation and quarantine rules of the Health Officer Order if they receive a positive test result or are identified as a close contact to a positive case. The requirements for work exclusions and returning to work for persons who have COVID- 19 or are a close contact to a positive case are outlined in Responding to COVID in the Workplace. In certain instances, an infected or exposed worker or performer whose COVID-19 viral test[1] collected on Day 5 or later is negative and who meets the specified isolation or quarantine criteria may be allowed by their employer to return to work on Day 6 through Day 10.[2] If no test is done on Day 5 or later, then the infected or exposed worker may not return to work until Day 11 if the specified isolation or quarantine criteria are met. In general, workers who are returning to work after exiting isolation early or are allowed to work after an exposure must wear a well-fitting medical mask or respirator when around others for a full 10 days after their positive test or last exposure. Persons who were exposed must monitor their health for 10 full days. If symptoms develop, they must test and stay home. If they test positive, they must follow isolation requirements at outlined in Responding to COVID in the Workplace.

However, because professional performers' work tasks are unique, the following modifications to the return-to-work and exceptions to the masking requirements[3] may be implemented for professional performers who have COVID-19 or who are exposed to a COVID-19 case:

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1. [1] The test must be a COVID-19 viral test such as an antigen or NAAT/PCR test.
2. [2] For Isolation, Day 0 is your first day of symptoms or, if no symptoms, the day your positive test was taken. Day 1 is the first full day after your symptoms started developed or, if no symptoms, after your positive test was taken. For Quarantine, Day 0 is the day of your last contact (exposure) with the infected person. Day 1 is the first full day after your last exposure.
3. [3] When actively performing at indoor live or recorded settings or events such as music, acting, or singing.

• Performers with COVID-19, regardless of vaccination status, previous infection, or lack of symptoms, must isolate and are excluded from the workplace. They may exit isolation after Day 5 and return to the workplace* only if they have met all the specified criteria.[4] They may unmask to perform, only if they are tested and the result is negative on the day of and prior to any unmasked performances until Day 11.

*Note: Employers may require their employees/contractors to complete the full 10 days of isolation before returning to in-person work.

• Performers who were exposed to COVID-19 but who are up to date on all COVID-19

vaccines (i.e., fully vaccinated and boosted or fully vaccinated but not yet booster-eligible) or who have recently recovered from COVID-19[5] are not required to quarantine if they are asymptomatic. They may continue to work and may unmask while performing on the condition that they continue to have no symptoms and get a test on Day 5 and the result is negative.

• Performers who are subject to quarantine after they have been exposed to a person with COVID-19 may be eligible, if allowed by their employer, to return to work before Day 11 if certain criteria are met (see quarantine order for eligibility criteria). If they do not have symptoms they may unmask during performances as described below.

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o Exposed performers who are fully vaccinated and booster eligible but have not received a booster dose may continue to go to work if they get a negative viral test collected 3-5 days after their last exposure and they continue to have no symptoms. They may unmask to perform, only if they are tested and the result is negative on the day of and prior to any unmasked performances until Day 11.

o Exposed performers who are unvaccinated or partially vaccinated must be excluded from work for at least 5 days after their last contact with a person who has COVID-19. The performer may return to the workplace after Day 5 only if symptoms are not present, and a viral test collected on Day 5 or later is negative.

Note: Employers may require their employees/contractors to complete the full 10 days of quarantine before returning to in-person work. They may unmask to

perform, only if they are tested and the result is negative on the day of and prior to any unmasked performances until Day 11.

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[4] Isolation can end and employee may return to the workplace after Day 5* ONLY if all of the following criteria are met:

- - A COVID-19 viral test collected on Day 5 or later is negative, and
- - No fever for at least 24 hours without the use of fever-reducing medicine, and
- - Other symptoms are improving

[5] Recently recovered from COVID-19 is a person who had a positive COVID-19 viral test within the past 90 days and is no longer considered infectious (i.e., they completed the isolation period). Performers who meet these criteria should not engage in any intimate or high-exertion activities (e.g., kissing, sharing food/utensils, etc.) with others until after Day 10.

- They must continue to wear a well-fitting medical mask or respirator when around others and not performing.
- The test result must be known by the employer before any unmasked performance work begins.

Distancing

Currently, there are no COVID-related indoor occupancy limits or required physical distancing measures. However, it is recommended that unmasked performers maintain distance of 6 feet from others during the 10 days after an exposure to a person with COVID-19 to reduce the risk of COVID-19 transmission:

• Maintain social distancing, if feasible, especially in dressing rooms and backstage. Reduce or disallow backstage visitors.

LIFE & LOVE IN THREE-PART HARMONY

Vaccination/Testing

Being up to date on COVID-19 vaccination is an important strategy to reduce the risk for individuals at a worksite. It is recommended that employers assess and record the vaccination status of all employees, including performers, to help inform the plan for testing prior to the production. Persons whose vaccination status is unknown to the employer must be treated as unvaccinated.

Ventilation and Use of Outdoor Locations

Locate as much of the production and operations outdoors, if possible. If indoors, utilize the outdoors during parts of production as much as possible.

Ventilation is crucial for indoor events.

• Maximize ventilation following State Interim Guidance for Ventilation. This may include:

o Adjusting HVAC systems to achieve 2.5-6 Air Changes Per Hour (ACH). Lower values can be used for well-ventilated rooms; ACHs of 4-6 should be used for rooms with marginal ventilation.

o Using MERV 13 filters wherever possible.

o Adding portable air cleaners in rooms with poor ventilation (for example, some dressing rooms).

Our TV pilot and programming

Depending on the availability of funding, our TV pilot may be episode-length (approximately 25 minutes) or feature-movie-length (a minimum of about 80 minutes is generally accepted in the indie movie business). The pilot will likely be shot in the same venue where the live show is performed and include most of the 6 main characters in the live show, as well as "regulars" in the saloon and participants in the "local talent show," as well as performances of cast members with the band.

If we are later able to develop and maintain the TV Series, the same basic information above applies.

TV pilot and programming budget summary

We anticipate the costs of cast participation, director, stage manager, choreographer, sound and basic set lighting, costumes, band members, etc. will be about the same for our TV performers/cast as compared to production of the live show as described above. Added to television production is what is needed to shoot the programming and edit it (known as post production). We will likely employ a couple of camera operators (who provide their own equipment), one of whom may also be "Director of Photography." This cost will likely run several hundred dollars per person per taping session; more if the pilot is feature-length. Post production involves hiring a qualified editor who works with our creative personnel to provide the exhibition/broadcast ready version of the pilot or programming. Editors generally charge $75 to $150/hr. Editing an episode-length TV program can take 2-3 weeks. A generally accepted rule of thumb is 2-5 hours of editing per 1 minute of programming. For example, a 25-minute episode with an editor charging $75/hr. and taking 2 hours per minute of programming would cost $3750.

In addition to the funding sought in this Offering, we may also seek sponsors for our TV programming and if we stream programming on our website or establish another streaming platform, sell subscriptions, as other ways to raise funds to operate of company.

TV pilot and programming distribution

We may stream our TV pilot and programming on our website. Our goal is to exhibit/broadcast our pilot and programming on a streaming, broadcast, network, or cable channel or other medium. We may enter festivals that provide access to television distributors. The ultimate success, if any, of our pilot and programming is dependent on the quality of our productions, the amount of promotion we are able to do (and pay for), the acceptance by critical reviewers (if any) and our potential audience base.

LIFE & LOVE IN THREE-PART HARMONY

Our Company's history

We are a "start-up" enterprise with no operating history.

Competition

We believe our primary sources of potential competition include, but are not limited to, many, many musical theater companies around the country as well as movie and television producers; many of whom will have more experience, track records and financial resources than us.

Legal Proceedings

We may be involved in various routine legal proceedings incident to the ordinary course of our business. Currently, we not involved in any legal proceedings.

Customers

We think of "customers" as our intended live musical show audience, TV pilot and series viewers and ancillary product purchasers.

DESCRIPTION OF PROPERTY

We have no real property. Depending on the advantages or disadvantages of a particular situation and availability of funding, we may purchase or lease real property for our planned live show and TV pilot and series (should there be one). We have licensed certain rights to "Country the Musical" which is copyrighted by its author, Pete Wilke.

Intellectual Property/Technology

We consider intellectual property to be important to the operation of our business and critical to establish and driving growth in our revenue from operations. "Intellectual property" includes rights to our stories and program content; as well as registered marks and trademarks associated with our TV pilot and programming and ancillary products. To protect our brand, we generally will have contractual rights to approve uses of our intellectual property within our programming and ancillary products.

We consider our brand to be a key business asset and, therefore, plan to have a portfolio of related registered trademarks and trademark applications. Funds allowing, we plan to procure trademark protection, if available, for a brand name, should we choose one, and any logos we may create and copyright protection and copyright ownership of materials such as logos, literary works, photographic images, and audio-visual footage.

Enforcement of our trademark rights and copyrights will be important in maintaining the value of our brand, programming, and ancillary products.
In relation to materials for which copyright protection is available (such as logos, literary works, photographic images, and audio-visual footage), our planned practice will be generally to secure copyright ownership where possible and appropriate. It is not always possible to secure ownership protection for these rights.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

The following discussion and analysis of our financial condition and results of our operations should be read together with our audited financial statements and related notes appearing elsewhere in this Form C. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" as disclosed in this Form C, as amended, or supplemented from time to time.

Country the Musical Company, a Wyoming corporation, ("company" "us" "we"), was formed on March 23, 2022 ("inception"). We are offering up to 200 million of our Common Stock shares (plus bonus shares) at $0.025 per share in this US Securities and Exchange Commission ("SEC") Regulation Crowdfunding Offering ("Common Stock").
Our Articles of Incorporation authorize 1.1 billion shares of capital stock: 1 billion Common Stock shares and 100 million Preferred Stock shares with a par value of $0.0001/share. Common Stock shares have 1 vote per share and Preferred Stock shares have 10 votes per share. Preferred Stock shares are convertible into Common Stock shares on a 1:5 basis. As of the

LIFE & LOVE IN THREE-PART HARMONY

date hereof, most of the Preferred Stock shares have been issued. Therefore, even if this Offering of Common Stock shares is sold out, our Preferred Stock shareholders will maintain voting control of the company.

Results of Operations

Revenue. The company is newly formed and has no revenue.

Operating Expenses. The company is newly formed and has no operating expenses.

Other Expenses. There are no "other expenses."

Net Gain or Loss. There is no net gain or loss.

Liquidity and Capital Resources

As of inception, the Company had total assets of $7000 cash. As of the date of this Offering, the Company's total assets were $5369 (cash on our bank account) after payment for the bank account checks order and the auditor's fee, SEC EDGARizer and filing fees, registered agent fees, Wyoming Secretary of State filing fees, some merchandise orders, venue searches (entry fees) and business meals. We sold one individual 1 million shares of our Common Stock in a private placement offering for $5000.

We operate on a December 31st fiscal year-end basis. The company will have additional capital requirements during fiscal year 2022. Currently, the company does not have any revenue generating business operations, nor do we currently have the capital resources required to affect our business plan. Therefore, we will attempt to raise additional capital through the sale of our securities in this Regulation Crowdfunding Offering. The company's initial Offering is for a maximum of 200 million Common Stock shares at a price of $0.025/share, plus our bonus shares, with potential aggregate gross proceeds of $5 million.

The Company cannot assure that we will have sufficient capital to finance our growth and/or business operations or that such capital will be available on terms that are favorable to the company or at all. We will incur operating deficits that are expected to continue for the foreseeable future.

We have no operating history. We commenced with $7000 cash operating capital and our exclusive licensing agreement for *Country the Musical.* The cash operating capital was received in exchange for 70 million of our Preferred Stock shares, purchased at par value of $0.0001/share. Our licensing agreement is valued at $3000, based on our equity payment of 30 million of Preferred stock shares to the creator/author/owner of *Country the Musical*, Pete Wilke (who is also an Officer and Director of the company and our securities attorney for this Offering).

Results of Operations

We have no operating results to report.

Plan of Operations

Regarding our Exclusive License Agreement; Production of *Country the Musical*; Live Show Budget; Production of TV Pilot; TV Pilot Budget; TV Programming, Production; TV Programming Budgeting:

We have disclosed our information regarding the above subjects in our DESCRIPTION OF BUSINESS section, supra; that disclosure will not be reproduced here.

Licensing to school and community theater groups

It is difficult to find information online for the number of school and community theater companies in the United States, especially current data. The organization "Theatre in our Schools" estimated more than 26,000 high school theatre programs in the US in 2014. A Wikipedia article estimated 18,000 community theaters nationwide. There are thousands of 4-year and 2-year college theatre programs, but we couldn't find a published number in our research. The point is, there are tens of thousands of potential school and community theater licensees for our show around the country.
Funds permitting, we plan to actively pursue licensing C the M for performances by schools (high school and college) and community theater groups nationwide. These arrangement costs us very little and includes providing the show's book

(script) and sheet music for the soundtrack tunes contained in the show. Depending on the arrangement with the licensee, the fee for this license could range from $75 to several hundred dollars per performance.

Other IP Licensing

To the extent possible, we plan to retain full control of the use and monetization of the intellectual property rights contained in our license (musical theater live performance, television pilot/programming and ancillary products) nationwide and potentially worldwide. This involves exhibiting our television programming and selling our ancillary products on our own website or other streaming channel and exhibiting our TV shows on outlets such as YouTube, where the producer pays for streaming services, but does not license content per se. We will also seek licensing agreements with other television outlets such as cable for some of our television programming. Licensing agreements, by their very nature, involve approval of content by the outlet, because the licensor will not enter into agreements for content it is not interested in or disapproves of for some reason.

Social media

We believe there is a significant opportunity to leverage the capabilities of social media platforms to enhance our relationships with our viewers (hopefully) around the world. By establishing a presence through our website and other online platforms, we believe we will be able to provide connections with our follower base and improve our ability to market our television programming and ancillary products.

Our Strategy

We aim to generate our revenue and profitability by aggressively marketing/promoting our brand. The key elements of our strategy are:

 • **Create our lists of local, then regional, national, North American, and global customers and online followers:** We plan to position ourselves to secure audience members, viewers and customers for our ancillary products in accord with our business development and operational plans.

 • **Develop our wholesale and product licensing or joint venturing businesses:** Funds allowing, we will focus on developing and growing our business on a national level and perhaps, ultimately, on a global basis by increasing our TV programming production and establishing distribution through the planned development of our campaign to attract viewers and ancillary product purchasers.

 • **Invest in our Management, facilities and other brand enhancing initiatives:** We will be committed to investing in our Management, our live show and television programming and ancillary products in hopes to enhance our brand in North America and then, globally. We expect these initiatives will continue to be key drivers of our sales, profit, and leading brand recognition going forward.

 • **Exploit Internet content opportunities:** The rapid shift of media consumption towards Internet and social media platforms presents us with multiple promotion and growth opportunities and potentially new revenue streams. Our digital media platforms, such as our website content and social media, are expected to become primary methods by which we engage with our potential audience and encourage transactions with our viewers and customers (hopefully) around the world.

In addition to developing our own digital assets, we intend to leverage third party media platforms and other social media as a means of further engaging with our potential audience and creating a source of traffic for our television programming and distribution. Our website and social media content are in the early stages of development and present opportunities for future growth.

 • **Enhance the reach and distribution of our products:** With adequate funding, we would be positioned to benefit from anticipated increased value and the growth in distribution of our entertainment content and ancillary products.

 • **Diversify revenue and improve margins:** We aim to gain revenue and operating margins for our business as we further expand our potential audience and customers while adding more TV shows and ancillary products.

Our Market Opportunity

We are a new company, and with the power and scope of the Internet to educate potential audience members, viewers and consumers on the advantages and aspects of our live shows, television programming and ancillary products, we have the potential to reach every human with an Internet connection. We believe our potential national reach and access to emerging markets will position us for growth.
Our target audience consists of a variety of live show audience members, TV viewers and product consumers:

We plan to conduct live show, television programming promotion and ancillary product sales as follows:

- Presentation in specialized TV oriented festivals and marketplaces.

- Advertising material.

- Website: An Internet server will provide information to viewers and customers about our television programming and ancillary products.

Assuming the availability of funding, the expected cost of our marketing program will be $200,000 for the first 12 months (half for the live show and half for our TV pilot). Funds allowing (from this and subsequent offerings), we plan to reach the full potential of our marketing plan within 2 years of commencement of operations; with multiple live shows and TV programming content exhibited on our own streaming TV channel and, perhaps, many television outlets nationwide.

Responsibility for Financial Statements

The financial statements, presented in Item F-1 below, are the responsibility of Management and have been audited by our certified public accountant based on information and data supplied by our Management.

Management's Report on Internal Control Over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive and Chief Financial Officer, we plan to have an evaluation protocol for the effectiveness of our internal control over financial reporting in place based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). We expect to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees (upon receipt of adequate funding)
Executive Officers:				
Pete Wilke	Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer	74	Since inception	Full-time
Directors:				
Pete Wilke	Director, Chairman of the Board of Directors	74	Since inception	As needed for Board Meetings
Jeff Brown	Director	69	Since inception	As needed for Board Meetings
Significant Employees:				N/A

LIFE & LOVE IN THREE-PART HARMONY

RESUMES:

Pete Wilke -

Pete Wilke's primary position is a private attorney-at-law.

As a private practicing attorney for forty-five years, with a foot in both the creative and business sides of countless projects and entities, Pete Wilke has established a niche practice that makes him uniquely qualified to assist both the artist and the entrepreneur (often the same person!) in realizing their dreams.

He specializes in business planning and formation, financing, development, and operation; corporations, sophisticated partnerships, LLCs, and joint ventures, preparing private placement securities and public offerings, raising venture capital, or obtaining conventional or offshore financing. He serves as In-house corporate, LLC and partnership counsel for various business entities, including a NASD broker/dealer and has a general civil practice with a business emphasis, focusing on corporate, entertainment and securities law. He often advises people buying and selling property and businesses, including mergers, reorganizations, and acquisitions. He has prepared Securities Exchange Act of 1934 reporting documents and have utilized the SEC's regulation S-B, Form S-1 and advised clients on Small Corporate Offering Registrations (SCOR), Regulation A+ and Crowdfunding offerings, Blue Sky representation and writes SEC Rule 144 legal opinions (allowing for the removal of stock restrictive legends).

While Mr. Wilke has focused his practice in more recent years on production and the building of new companies, he has extensive background in litigation as well, having represented business entities and individuals in business-related arbitration and litigation through the state court appellate level, emphasizing breach-of-contract and civil fraud issues. He has also appeared in federal district courts and has been counsel in "complex" litigation cases.

Mr. Wilke has been a member of the California State Bar Association since 1991; he was a member of the Washington State Bar Association from 1977 until he retired from that state in 2017 after 40 years of service. He graduated from UCLA in 1971 with a degree in Political Science and obtained his JD from Gonzaga University in Spokane, Washington in 1976.

Jeff Brown -

Jeff Brown's primary position is senior manager of a marine services company.

Education - Cal State University, Fullerton, majored in Communications (TV & Radio, Broadcast Journalism emphasis).

Work History (past 5 years)
Senior Manager, Health, Safety, Security and Environmental for Fenix Marine Services at the Port of Los Angeles.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Capacities in which compensation is planned (funds allowing) (e.g., Chief Executive Officer, director, etc.)	Cash Compensation to date ($)	Other Compensation to date ($)	Total Compensation to date ($)
Pete Wilke	Director, Board Chairman, CEO, CFO, Secretary, Treasurer	0	0	0
Jeff Brown	Director	0	0	0

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership acquired	Percent of class
Preferred Stock for all those named	Pete Wilke; 8117 W Manchester Ave, PMB 700, Playa del Rey, CA 90293	Licensor, Board Member, CEO, CFO, Secretary, Treasurer - 60 million shares	60%
	Jeff Brown, 8117 W Manchester Ave, PMB 700, Playa del Rey, CA 90293	Board member, Music Supervisor – 12.5 million shares	12.5%

Mr. Wilke gifted 30 million of the shares listed above the day after inception; 10 million shares each to his spouse, Lorraine Devon Wilke, and his children, Jennie Wilke Willens and Dillon James Wilke. Ms. Devon Wilke owns 13 million shares: including the gift shares (10 million shares) and as our Web Supervisor/Production Advisor (3 million shares). Ms. Willens owns 10.5 million shares: including the gift shares (10 million shares) and her position on our Advisory Board (500,000 shares). Mr. Dillon Wilke owns 10.5 million shares: including the gift shares (10 million shares) and his position on our Advisory Board (500,000 shares). By way of further "family disclosure," Ms. Marilyn Perez-Mendoza, Dillon's wife/Pete's daughter-in-law, owns 2 million Preferred Stock shares: including 1.5 million shares as our Investor Relations Supervisor and 500,000 shares as a member of our Advisory Board. Tom Amandes, Lorraine's brother/Pete's brother-in-law, owns 500,000 Preferred Stock shares as a member of our Advisory Board. Victoria Till, supervisory consultant, owns 10 million Preferred Stock shares.

As of the date of this Form C, we have issued 2.5 million Common Stock shares in exchange for consulting services to one individual and 1 million Common Stock shares in a private placement sale to one individual.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We have no other arrangements or contracts with management not otherwise disclosed in this offering statement.

SECURITIES BEING OFFERED AND RESTRICTIONS ON TRANSFER

Accredited investors, as defined in the introductory section of this offering statement, have no restriction on the amount of investment herein.

If you are a *non-accredited investor*, then the limitation on how much you can invest depends on your net worth and annual income.

If *either* your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth.

If *both* your annual income and your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred;

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family or the purchaser or the equivalent, or in connection with the death or divorce or the purchaser or other similar circumstance.

LIFE & LOVE IN THREE-PART HARMONY

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The following summary of the terms of our capital stock is qualified in its entirety by reference to the applicable provisions of Wyoming law.

Common Stock

The corporation is authorized to issue capital stock and has authorized to Common Stock, having par value of $0.0001 per share. The total number of shares of Common Stock this corporation is authorized to issue is 1 billion. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued class of Common Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any class, to increase or decrease (but not below the number of shares of any such class then outstanding) the number of shares of any class subsequent to the issue of shares of that class.

The designations and the powers, preferences and rights, and the qualifications, limitations, or restrictions of the shares of each class of stock and the manner in which shares of stock are to be voted for the election of Directors and upon any other matter coming before a meeting of shareholders are as follows:

Each share of Common Stock offered hereby has one vote. Dividends may be paid pro rata to the holders of the Common Stock as and when declared by the Board of Directors out of any funds of the corporation legally available therefore. Upon any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, the assets of the Corporation shall be distributed pro rata to the holders of the Common Stock (there are no preferred shareholders or authorized preferred stock). The holders of Common Stock are not entitled to any preemptive or preferential right to subscribe for or purchase any shares of capital stock of the Corporation or any securities convertible into shares of capital stock of the Corporation (of which there are currently none in existence or authorized).

Preferred Stock

The corporation is authorized to issue capital stock and has authorized Preferred Stock, having par value of $0.0001 per share. The total number of shares of Preferred Stock this corporation is authorized to issue is 100 million. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued class of Common Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any class, to increase or decrease (but not below the number of shares of any such class then outstanding) the number of shares of any class subsequent to the issue of shares of that class.

The designations and the powers, preferences and rights, and the qualifications, limitations, or restrictions of the shares of each class of stock and the manner in which shares of stock are to be voted for the election of Directors and upon any other matter coming before a meeting of shareholders are as follows:

Preferred Stock is not included in this offering. Preferred Stock is convertible into Common Stock on a 1:5 basis. There is a one-year lock-up period before such conversion may take place. All Preferred Stock must be converted to Common Stock within 2 years of issuance. 70% of the Preferred Stock shares have been issued to company founding participants, paying par value per share. Our licensing agreement was "paid" with 30 million of our Preferred Stock shares.

Each share of Preferred Stock has 10 votes vote. Dividends are not payable to Preferred Stockholders. Upon any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, the assets of the Corporation shall be distributed pro rata to the holders of the Preferred Stock (if there are no preferred shareholders, then to Common Stockholders). The holders of Preferred Stock are not entitled to any preemptive or preferential right to subscribe for or purchase any shares of capital stock of the Corporation or any securities convertible into shares of capital stock of the Corporation.

Certain Articles of Incorporation, Bylaws and Statutory Provisions

Our Articles of Incorporation and Bylaws and provisions of the Wyoming General Corporation Law summarized below may have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Limitation of Liability of Officers and Directors

Wyoming law currently provides that our directors will not be personally liable to our company or our stockholders for monetary damages for any act or omission as a director other than in the following circumstances:

> the director breaches his/her fiduciary duty to our Company, or our stockholders and such breach involves intentional misconduct, fraud, or a knowing violation of law; or

> our Company makes an unlawful payment of a dividend or unlawful stock purchases, redemptions, or other distribution.

As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a Director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Wyoming law allows the articles of incorporation of a corporation to provide for greater liability of the corporation's directors. Our amended articles of incorporation do not provide for such expanded liability.

Special Meetings of Stockholders

Our Articles of Incorporation provide that special meetings of stockholders may be called only by the Chairman or by a majority of the members of our Board. Stockholders are not permitted to call a special Meeting of Stockholders, to require that the Chairman call such a special meeting, or to require that our Board request the calling of a special Meeting of Stockholders.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Articles of Incorporation provide that stockholders may not act by written consent unless such action and the taking of such action by written consent have been expressly approved by the Board and may only take action at duly called annual or special meetings. In addition, our Bylaws establish advance notice procedures for:

> stockholders to nominate candidates for election as a Director; and

> stockholders to propose topics for consideration at Stockholders' meetings.

Stockholders must notify our corporate Secretary in writing prior to the meeting at which the matters are to be acted upon or Directors are to be elected. The notice must contain the information specified in our Bylaws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year's annual Meeting of Stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year's Annual Meeting, or if no Annual Meeting was held in the preceding year or for the first Annual Meeting following this offering, notice by the Stockholder, to be timely, must be received no earlier than the 120th day prior to the Annual Meeting and not later than the later of the 90th day prior to the Annual Meeting or the 10th day following the day on which we notify Stockholders of the date of the Annual Meeting, either by mail or other public disclosure. In the case of a special meeting of Stockholders called to elect Directors, the stockholder notice must be received no earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify Stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some Stockholders from bringing matters before the Stockholders at an annual or special meeting or from nominating candidates for Director at an annual or special meeting.

Election and Removal of Directors

The Directors will serve for a one-year term. Our Stockholders may only remove Directors for cause. Our Board of Directors may elect a Director to fill a vacancy created by the expansion of the Board of Directors. This system of electing and removing Directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for Stockholders to replace a majority of our directors. We currently have 2 Directors, Pete Wilke and Jeff Brown. In the unlikely event of a Board voting deadlock, Mr. Wilke has the deciding vote.

Wyoming Statutes and Provisions of our Amended Articles of Incorporation and Bylaws Thought to Provide Anti-Takeover Protection

The super voting rights of our convertible preferred shares (10 votes per share; 100 million preferred shares authorized, 1 billion common shares authorized; 1 vote per share), provide a potential anti-takeover mechanism. Other than what is described in this section of the Offering Circular, we have no plans or proposals to adopt any such additional provisions or mechanisms or to enter into any arrangements that may have material anti-takeover consequences.

Other provisions of the Company's Articles of Incorporation ("Articles") and Bylaws may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing our Board of Directors and Management. According to our Articles and Bylaws, the holders of our common stock do not have cumulative voting rights in the election of the Company's Directors. The combination of the present ownership of super-voting convertible preferred shares and lack of common stock cumulative voting makes it more difficult for other stockholders to replace our Board of Directors or for a third party to obtain control by replacing our Board of Directors.

Wyoming does not impose enhanced fiduciary duties on directors in attempted takeover situations. Instead, the "business judgment rule" is applied to the use of antitakeover tactics. Here is the text of WY Stat § 17-16-830 (1997 through Reg Sess):

"(a) Each member of the board of directors, when discharging the duties of a director, shall act:
(i) In good faith; and
(ii) In a manner he reasonably believes to be in or at least not opposed to the best interests of the corporation.
(b) The members of the board of directors or a committee of the board, when becoming informed in connection with their decision-making function or devoting attention to their oversight function, shall discharge their duties with the care that a person in a like position would reasonably believe appropriate under similar circumstances.
(c) In discharging board or committee duties a director shall disclose, or cause to be disclosed, to the other board or committee members information not already known by them but known by the director to be material to the discharge of their decision making or oversight functions, except that disclosure is not required to the extent that the director reasonably believes that doing so would violate a duty imposed under law, a legally enforceable obligation of confidentiality or a professional ethics rule.
(d) In discharging board or committee duties a director who does not have knowledge that makes reliance unwarranted is entitled to rely on the performance by any of the persons specified in paragraph (f)(i) or (iii) of this section to whom the board may have delegated, formally or informally by course of conduct, the authority or duty to perform one (1) or more of the board's functions that are delegable under applicable law.
(e) In discharging board or committee duties a director who does not have knowledge that makes reliance unwarranted is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, prepared or presented by any of the persons specified in subsection (f) of this section.
(f) A director is entitled to rely in accordance with subsections (d) and (e) of this section on:
(i) One (1) or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the functions performed or the information, opinions, reports or statements provided;
(ii) Legal counsel, public accountants or other persons retained by the corporation as to matters involving skills or expertise the director reasonably believes are matters:
(A) Within the person's professional or expert competence; or
(B) As to which the particular person merits confidence; or
(iii) A committee of the board of directors of which he is not a member if the director reasonably believes the committee merits confidence.
(g) For purposes of subsection (a) of this section, a director, in determining what he reasonably believes to be in or not opposed to the best interests of the corporation, shall consider the interests of the corporation's shareholders and, in his discretion, may consider any of the following:
(i) The interests of the corporation's employees, suppliers, creditors and customers;
(ii) The economy of the state and nation;
(iii) The impact of any action upon the communities in or near which the corporation's facilities or operations are located;

(iv) The long-term interests of the corporation and its shareholders, including the possibility that those interests may be best served by the continued independence of the corporation; and

(v) Any other factors relevant to promoting or preserving public or community interests."

Directors and Officers, in exercising their respective powers with a view to the interests of the corporation, may consider:

(a) The interests of the corporation's employees, suppliers, creditors and customers;

(b) The economy of the State and Nation;

(c) The interests of the community and of society; and

(d) The long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation.

This is an extremely management-friendly provision that allows directors to consider the interests of shareholders as just one factor among others. Wyoming's legislature offers an almost identical management-friendly language in Section 17-16-830 of its Wyoming Business Corporation Act.

Our Board of Directors can designate the rights, preferences, privileges, and restrictions of series of preferred or common stock without further shareholder action. Cumulative voting is not provided for in our Articles of Incorporation or Bylaws or in the Wyoming Business Corporations Act, which also may make it harder for third parties to gain control over the Company. We do not currently have a staggered Board of Directors, and we have not adopted any shareholders' rights plans, or so-called poison pills.

Though not now, we may be or in the future we may become subject to Wyoming's control share law. A corporation is subject to Wyoming's control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Wyoming, and it does business in Wyoming or through an affiliated corporation. The law focuses on the acquisition of a "controlling interest" which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for such stockholder's shares.

Wyoming's control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Wyoming has a business combination law which prohibits certain business combinations between Wyoming corporations and "interested stockholders" for three years after the "interested stockholder" first becomes an "interested stockholder," unless the corporation's board of directors approves the combination in advance. For purposes of Wyoming law, an "interested stockholder" is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term "business combination" is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation's assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Wyoming's business combination law is to potentially discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our board of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "plan" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "RISK FACTORS" section. Moreover, we intend to operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our Management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

Item F-1 Financial Statements

Country the Musical Company
Financial Statements

For the period from March 23, 2022 to April 21, 2022





Country the Musical Company

Financial Statements

For the period from March 23, 2022 to April 21, 2022

INDEX TO AUDITED FINANCIAL STATEMENTS

The accompanying notes are an integral part of these financial statements



Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

April 22, 2022

INDEPENDENT AUDITORS' REPORT

The Board of Directors

Country the Musical Company

8117 West Manchester Avenue PMB 700

Playa Del Rey, CA 90293

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of Country the Musical Company as of April 21, 2022 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financialstatements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on myaudits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require thatwe plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amountsand disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments,the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion onthe effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and thereasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statementpresentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to providea basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Country the Musical Company as of April 21, 2022, and the results of operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.



Amjad N I Abu Khamis

Licensed Public Accountant, NH 08224CF Audits
LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com



Country the Musical Company

Balance Sheets

As of April 21, 2022

	As of April 21, 2022
ASSETS	
Current Assets	
Bank Balance	4,277.00
Total Current Assets	
TOTAL ASSETS	**4,277.00**
LIABILITIES AND EQUITY	
Liabilities	-
Equity	
Preferred Stock	7,000.00
Owners Contribution	250.00
Retained Earnings	(2,973)
Total Equity	**4,277.00**
TOTAL LIABILITIES AND EQUITY	**4,277.00**

The accompanying notes are an integral part of these financial statements



Country the Musical Company

Statements of Operations

For the period from March 23, 2022 to April 21, 2022

	Til April 21, 2022
Total Revenues	-
Operating Expenses	
Accounting Fees	2,699.00
Professional Fees	250.00
Bank Charges	24.00
Total Operating Expenses	**(2,973)**
Net Income (Loss)	**(2,973)**

The accompanying notes are an integral part of these financial statements



Country the Musical Company

Statement of Changes in Equity

As of April 21, 2022

	Preferred Stock		Owners Contribution	Retained Earnings(Deficit)	Total
	Shares	Amount			
Balance - March 23, 2022	-	-	-	-	-
Capital Contributions	70,000,000	7,000.00	250.00	-	7,250.00
Net Income (Loss) – April 21, 2022	-	-	-	(2,973)	4,277.00
Balance – April 21, 2022	70,000,000	$7,000.00	$250.00	$(2,973.00)	$4,277.00

The accompanying notes are an integral part of these financial statements



Country the Musical Company

Statements of Cash Flows

For the period from March 23, 2022 to April 21, 2022

	April 21, 2022
Cash Flows from Operating Activities	
Net Income (Loss)	(2,973)
Adjustments to reconcile net loss to net cash used in operating activities:	-
Net Cash Used in Operating Activities	**(2,973)**
Net Cash Flows from Investing Activities	**-**
Cash Provided by Financing Activities	
Investments from shareholder	7,000.00
Net Contributions	250.00
Net Cash Provided By Financing Activities	**7,250.00**
Net Change in Cash	**4,277**
Cash and Cash Equivalents - Beginning of period	-
Cash and Cash Equivalents - End of period	**4,277**

The accompanying notes are an integral part of these financial statements

Notes to the Financial Statements

Those notes are an integral part of these financial statements

As of April 21, 2022

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Country the Musical Company, a Wyoming corporation, was formed on March 23, 2022. We are a start-up company with an office in Playa del Rey, California. We are an "Indie live musical theater and TV production company," meaning that we are not a large, well-known studio such as Walt Disney Studios or Paramount Television Studios. We have a simple mission – to provide the best possible live country musical show performances and television programming. Our goal is to be the "Hamilton" of country musicals.

Assuming we are able to obtain adequate funding from this offering statement, we plan to produce a live 2 Act, 6-character ensemble cast, "environmental", "interactive" version of Country the Musical in the Los Angeles area as well as a television pilot. "Environmental" means that the show is performed in part amongst the seated audience. It is also "interactive" because there are a few scenes where audience members are participants. The 20-song soundtrack is fully produced (Nashville musicians); on a CD and online. Country the Musical was produced/performed at the Crazy Horse Steakhouse and Saloon, Santa Ana, CA in 1999. Videos of much of the music performances and acting scenes were produced in Bakersfield, CA, primarily at Buck Owens' Crystal Palace, in 2000. See CountrytheMusical.net.

We are offering up to 200 million of our Common Stock shares at $0.025 per share in this US Securities and Exchange Commission ("SEC") Regulation Crowdfunding Offering ("Common Stock").

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from the financing activities. Management plans to include plans to raise additional equity financing. However, there can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.

Notes to the Financial Statements (Continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions thataffect the reported amounts of assets and liabilities and disclosure of contingent assetsand liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes that those estimates and assumptions are reasonable based upon information available to them.

Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar denominated investment accounts. The Company's cash balance amounted to $4,277.00.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. In the event the Company is able to raise enough operational funds, its primary sources of revenue will be its live show ticket and merchandise sales.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- Identify the contract with a customer,
- Identify the performance obligations in the contract,
- Determine the transaction price,
- Allocate the transaction price to performance obligations in the contract, and
- Recognize revenue as the performance obligation is satisfied.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 4 – STOCKHOLDER'S EQUITY

The Company has authorized 1,000,000,000 shares of Common Stock and 100,000,000 shares of Preferred Stock with a par value of $ 0.0001 per share.

On March 24, 2022, the Company issued all 100,000,000 shares of its Preferred Stock. 70,000,000 shares were paid in cash at par value, and 30,000,000 shares were paid to the owner at par value as compensation for the license agreement.

No Common Stock has been issued as of the date of this report.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City Los Angeles, California, on April 17, 2023.

COUNTRY THE MUSICAL COMPANY

By: /s/ PETE WILKE
     Pete Wilke
     Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ PETE WILKE
Pete Wilke
Chairman, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer
Member of the Board of Directors
April 17, 2023

/s/ JEFF BROWN
Jeff Brown
Member of the Board of Directors
April 17, 2023

TABLE OF EXHIBITS

WY Secretary of State
FILED: 03/23/2022 02:05 PM
ID: 2022-001094778

"Profit Corporation" Articles of Incorporation of *Country the Musical Company* ("Corporation"); filed pursuant to the General Corporation Law of the State of Wyoming (as the same may be amended from time to time, the "corporate statute")

Article I
NAME OF THE CORPORATION

The name of the Corporation is: Country the Musical Company.

Article II
REGISTERED OFFICE; REGISTERED AGENT

The address of the registered office of the Corporation in the State of Wyoming is: 1912 Capitol Avenue, Suite 500, Cheyenne, Wyoming 82001. The name of the registered agent of the Corporation at such address is: Paracorp Incorporated.

RECEIVED
MAR 11 2022
WYOMING
SECRETARY OF STATE

Article III
PURPOSE



The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the corporate statute.

Article IV
CAPITAL STOCK

Section 4.1 Authorized Shares. The total number of shares of capital stock which the Corporation shall be authorized to issue is 1,100,000,000 (1.1 billion) shares of capital stock, consisting of 1,000,000,000 (1 billion) shares of common stock, par value $0.0001 per share ("Common Stock") and 100,000,000 (100 million) shares of preferred stock, par value $0.0001 per share ("Preferred Stock").

Section 4.2 Preferred Stock. 100,000,000 (100 million) shares of Preferred Stock are authorized hereby ("Preferred Stock"). The par value/share of these shares shall be $0.0001. Preferred Stock shares are convertible into common stock of the Company at any time one year after the date of issuance, upon written notice; on a one-for-five share exchange basis. Preferred Stock shareholders have a right to participate in/receive Company distributions (dividends) on a share-for-share basis with Common Stockholders. Preferred Stock shares have a first preference over all other stock of the Corporation should a liquidation or dissolution occur.

Section 4.3 Other Provisions.

1. Dividends. Subject to the rights of holders of Preferred Stock, if any, when, as and if dividends are declared on the Common Stock shares, whether payable in cash, in property or in securities of the Corporation, the holders of Common Stock shall be entitled to share equally, share for share, in such dividends.
2. Liquidation or Dissolution. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of Common Stock shall receive a pro

rata distribution of any remaining assets after payment of or provision for liabilities and the liquidation preference of Preferred Stock.

3. Voting Rights. The holders of Common Stock shares shall be entitled to one (1) vote per share on all matters to be voted on by the stockholders of the Corporation. The holders of Convertible Preferred shares shall be entitled to ten (10) votes per share on all matters to be voted on by the stockholders of the Corporation. No holder of shares of Common Stock shall have the right to cumulate votes.

4. Consideration for Shares. The Common Stock Classes and Preferred Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the Board of Directors.

5. Assessment of Stock. The capital stock of the Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed. No stockholder of the Corporation, to the fullest extent permitted by law, shall be individually liable for the debts or liabilities of the Corporation.

6. Preemptive Rights. No stockholder of the Corporation shall have any preemptive rights by virtue of these Articles of Incorporation.

7. Fractional Shares. The Corporation shall issue fractional shares of Common Stock to represent fractional interests therein.

Article V
MEETINGS; BOOKS AND RECORDS

Section 5.1 Meetings of stockholders may be held within or without the State of Wyoming, as the Bylaws may provide. For so long as the Corporation and/or any of its affiliates owns or controls a majority in voting power of the outstanding capital stock of the Corporation entitled to vote, any action to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Common Stock entitled to vote thereon were present and voted and shall be delivered to the Corporation. From and after such time as the Corporation and/or any of its affiliates cease to beneficially own or control a majority in voting power of the outstanding capital stock of the Corporation entitled to vote, the stockholders may not in any circumstance take action by written consent in lieu of a meeting.

Section 5.2 Subject to any rights of the holders of Preferred Stock as may be authorized by the Board of Directors in accordance with Section 4.2, unless otherwise prescribed by law, special meetings of stockholders, for any purpose or purposes, may only be called by a majority of the entire Board of Directors, and no other party shall be entitled to call special meetings.

Section 6.3 The books of the Corporation may be kept (subject to any provision contained in the corporate statute) outside of the State of Wyoming at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

Article VI

AMENDMENTS; BYLAWS

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. In furtherance and not in limitation of the powers conferred by the laws of the State of Wyoming, the Board of Directors is expressly authorized to make, adopt, alter, amend, change or repeal the Bylaws without stockholder action.

Article VII
DIRECTORS

Section 7.1 Unless and except to the extent that the Bylaws of the Corporation shall so require, elections of directors need not be by written ballot. At all meetings of the stockholders for the election of directors at which a quorum is present, directors shall be elected by a plurality of the votes cast by the holders of the shares entitled to vote thereat.

Section 7.2 The number of directors may be fixed from time to time by the Board of Directors; initially, there shall be no less than 3 directors.

Section 7.3 Any director elected or appointed to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor. The term of each director shall continue until the annual meeting for the year in which his or her term expires and until his or her successor shall be duly elected and shall qualify, subject to such director's earlier death, resignation or removal in accordance with these Articles of Incorporation.

Section 7.4 Subject to any rights of the holders of Preferred Stock as may be authorized by the Board of Directors in accordance with Section 4.2, and except as otherwise prescribed by law, any vacancy in the Board of Directors that results from an increase in the number of directors, from the death, resignation or removal of any director or from any other cause shall be filled solely by a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director.

Section 7.5 Notwithstanding the foregoing provisions of this Article VIII, whenever the holders of any one or more series of Preferred Stock have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Articles of Incorporation and terms of such Preferred Stock applicable thereto.

Article XIII
INDEMNIFICATION; ADVANCEMENT OF EXPENSES; EXCULPATION

Section 8.1 Right to Indemnification. The Corporation shall indemnify and hold harmless to the fullest extent permitted under and in accordance with the laws of the State of Wyoming, as the same exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the

Corporation) (hereinafter a "proceeding") by reason of the fact that the person is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee while serving as a director, officer or employee, against all expenses and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (c) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 8.2 The Corporation shall indemnify and hold harmless to the fullest extent permitted under and in accordance with the laws of the State of Wyoming, as the same exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee, while serving as a director, officer or employee, against all expenses and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974), reasonably incurred or suffered by such person in connection with the defense or settlement of such proceeding and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (c) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors; provided, further, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that a court in which such proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 8.3 Right of Claimant to Bring Suit. If a claim under paragraph (a) or (b) of this Section is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such proceeding (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the corporate statute for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such proceeding that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the corporate statute, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the proceeding or create a presumption that the claimant has not met the applicable standard of conduct.

Section 8.4 Advancement of Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Corporation) or may as authorized by the Board of Directors, to the fullest extent not prohibited by law (in the case of any action, suit or proceeding against an officer, trustee, employee or agent), be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article XIII.

Section 8.5 Non-Exclusivity of Rights; Indemnification of Persons other than Directors, Officers and Employees. The indemnification and other rights set forth in this Article IX shall not be exclusive of any provisions with respect thereto in any statute, provision of these Articles of Incorporation, the Bylaws of the Corporation or any other contract or agreement between the Corporation and any officer, director or employee. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any agent of the Corporation or any person (other than a person who is entitled to indemnification under clauses (a) or (b) of this Article IX) who was serving at the request of the Corporation as a director, officer, manager, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent of the provisions of this Article IX with respect to the indemnification and advancement of expenses of directors, officers and employees of the Corporation.

Section 8.6 Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Corporation or is or was serving, at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the corporate statute.

Section 8.7 Amendment. Neither the amendment nor repeal of this Article IX (by merger, consolidation or otherwise), nor the adoption of any provision of these Articles of Incorporation inconsistent with Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to this Article IX if such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted.

Section 8.8 Exculpation. The Corporation eliminates the personal liability of each member of its Board of Directors to the Corporation or its stockholders to the fullest extent permitted by the corporate statute; provided, however, that, to the extent required by applicable law, the foregoing shall not eliminate or limit the liability of a director:

1. for any breach of the director's duty of loyalty to the Corporation or its stockholders;
2. for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
3. for any transaction from which the director derived an improper personal benefit.

If the corporate statute is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the corporate statute, as so amended.

Section 8.9 The rights to indemnification and advancement of expenses conferred upon directors and officers of the Corporation in this Article IX shall be contract rights, shall vest when such person becomes a director or officer of the Corporation and shall continue as vested contract rights. Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director or officer of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

Article IX
NO CONFLICT

Section 9.1 Neither any contract nor other transaction between the Corporation and any other corporation, partnership, limited liability company, joint venture, firm, association, or other entity (an "Entity"), nor any other acts of the Corporation with relation to any other Entity will, in the absence of fraud, to the fullest extent permitted by applicable law, in any way be invalidated or otherwise affected by the fact that any one or more of the directors or officers of the Corporation are pecuniarily or otherwise interested in, or are directors, officers, partners, or members of, such other Entity (such directors, officers, and Entities, each a "Related Person"). Any Related Person may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of the Corporation, provided that the fact that person is a Related Person is disclosed or is known to the Board of Directors or a majority of directors present at any meeting of the Board of Directors at which action upon any such contract or transaction is taken, and any director of the Corporation who is also a Related Person may be counted in determining the existence of a quorum at any meeting of the Board of Directors during which any such contract or transaction is authorized and may vote thereat to authorize any such contract or transaction, with like force and effect as if such person were not a Related Person. Any director of the Corporation may vote upon any contract or any other transaction between the Corporation and any subsidiary or affiliated entity without regard to the fact that such person is also a director or officer of such subsidiary or affiliated entity.

Section 9.2 Any contract, transaction or act of the Corporation or of the directors that is ratified at any annual meeting of the stockholders of the Corporation, or at any special meeting of the stockholders of the Corporation called for such purpose, will, insofar as permitted by applicable law, be as valid and as binding as though ratified by every stockholder of the Corporation; provided, however, that any failure of the stockholders to approve or ratify any such contract, transaction or act, when and if submitted, will not be deemed in any way to invalidate the same or deprive the Corporation, its directors, officers or employees, of its or their right to proceed with such contract, transaction or act.

Section 9.3 Any person or entity purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

Article X
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, the courts of the State of Wyoming shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the corporation statute or the Corporation's certificate of incorporation or bylaws, (d) any action to interpret, apply, enforce or determine the validity of the Corporation's certificate of incorporation or bylaws or (e) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

Article XI

NO CLOSED CORPORATION

The Corporation expressly elects not to be classified as a statutorily closed corporation.

Article XII

CONSENT TO ELECTRONIC SERVICE OF PROCESS UNDER W.S. 17-28-104(e)

Country the Musical Company consents to accept electronic service of process under the circumstances specified in W.S. 17-28-104(e) at petewilkeatty@gmail.com. Contact person: Pete Wilke. Contact person's phone number – (323) 397-5380.

Article XIII

MAILING AND PHYSICAL ADDDRESS OF THE CORPORATION

The mailing address of the Corporation is: 8117 West Manchester Avenue, PMB 700, Playa del Rey, CA 90293. The physical address of the Corporation is: 8307 Delgany Avenue, Playa del Rey, CA 90293.

I, THE UNDERSIGNED, a duly authorized incorporator of the Corporation, executed these Articles of Incorporation of *Country the Musical Company* on behalf of the Corporation this 11th day of March, 2022.



Pete Wilke, Incorporator

Incorporator Address: 8117 West Manchester Avenue, PMB 700, Playa del Rey, CA 90293.



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

Consent to Appointment by Registered Agent

I, **Paracorp Incorporated** , registered office located at

(name of registered agent)

1912 Capitol Avenue, Suite 500
Cheyenne, WY 82001 voluntarily consent to serve

(registered office physical address, city, state, & zip)

as the registered agent for **Country the Musical Company**

(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: _____ Date: **3/7/2022**

(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

Print Name: **Jody Moua** Daytime Phone: **(888) 272-3725**

Title: **Assistant Secretary** Email: **paracorp@myparacorp.com**

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Registered Agent Mailing Address
(if different than above):

IMPORANT: If you are an existing registered agent and your existing address on record does not match what is provided on this form, a **Registered Agent Information Update** form is also required.

RAConsent – Revised June 2021

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, SECRETARY OF STATE of the STATE OF WYOMING, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Country the Musical Company

Accordingly, the undersigned, by virtue of the authority vested in me by the law, hereby issues this Certificate.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **23rd** day of **March**, **2022**.



Edward A. Buchanan
Secretary of State

By: Austin Stege

Filed Date: 03/23/2022

RECEIPT



Secretary of State
Herschler Bldg East, Ste.100 & 101
Cheyenne, WY 82002-0020

UNCLAIMED WIRES
CAPITOL
CHEYENNE, WY 82002

RECEIPT INFORMATION

Receipt #:   **002514024**
Receipt Date: **03/23/2022**
Processed By: **Austin Stege**

DO NOT PAY!
This is not a bill.

Description of Charges	Reference	Quantity	Unit Price	Total
Initial Filing - Profit Corporation - Domestic	2022-001094778	1	$100.00	$100.00
	TOTAL CHARGES PAID			**$100.00**

Description of Payment	Reference	Amount
Payment-PAD Account	00649	$100.00
	TOTAL PAYMENT	**$100.00**

PAD Account:	**00649 - UNCLAIMED WIRES**	PAD Begin Balance:	**$766.00**
		PAD End Balance:	**$666.00**

In Reference To:
Country the Musical Company (2022-001094778)

PAD or Billing Questions?
(307) 777-5343
SOSAdminServices@wyo.gov

Page 1 of 1

BYLAWS OF COUNTRY THE MUSICAL COMPANY

ARTICLE I

CORPORATE OFFICES

1.1 <u>PRINCIPAL OFFICE</u>

The board of directors shall fix the location of the principal executive office of the corporation at any place within or outside the State of Wyoming. If the principal executive office is located outside such state and the corporation has more than one business office, then the board of directors shall fix and designate a principal business office.

1.2   <u>OTHER OFFICES</u>

The board of directors may at any time establish branch or subordinate offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF SHAREHOLDERS

2.1   <u>PLACE OF MEETINGS</u>

Meetings of shareholders shall be held at any place within or outside the State of Wyoming designated by the board of directors. In the absence of any such designation, shareholders' meetings shall be held at the principal executive office of the corporation.

2.2   <u>ANNUAL MEETING</u>

The annual meeting of shareholders shall be held each year on a date and at a time designated by the board of directors. In the absence of such designation, the annual meeting of shareholders shall be held on the third Thursday of March in each year at 10 a.m. However, if such day falls on a legal holiday, then the meeting shall be held at the same time and place on the next succeeding full business day. At the meeting, directors shall be elected, and any other proper business may be transacted.

2.3   <u>SPECIAL MEETING</u>

A special meeting of the shareholders may be called at any time by the board of directors, or by the chair of the board, or by the president, or by one or more shareholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

If a special meeting is called by any person or persons other than the board of directors or the president or the chair of the board, then the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by electronic transmission to the corporation to the chair of the board, the president, any vice president or the secretary of the corporation. The officer receiving the request shall cause notice to be promptly given to the shareholders entitled to vote, in accordance with the provisions of Sections 2.5 and 2.6 of these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting, so long as that time is not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, then the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the board of directors may be held.

2.4   MEETING BY ELECTRONIC TRANSMISSION

A meeting of the shareholders may be conducted, in whole or in part, by electronic transmission by and to the corporation or by electronic video screen communication provided: (1) the corporation implements reasonable measures to provide shareholders an opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting concurrently with those proceedings, and (2) if any shareholder votes or takes other action at the meeting by means of electronic transmission to the corporation or electronic video screen communication, a record of that vote or action is maintained by the corporation. If such electronic meetings are authorized, a shareholder that attends via electronic transmission by and to the corporation or electronic video screen communication shall be deemed present as if that shareholder had attended the meeting in person or by proxy. Unless all shareholders otherwise consent, any request by a corporation to a shareholder for consent to conduct a meeting of shareholders by electronic transmission by and to the corporation, shall include a notice that the meeting shall also be held at a physical location in accordance with Section 2.1 of this Article II. Nothing in this Article II, Section 2 shall limit or restrict a shareholder's right to notice of a meeting as provided in this Article II.

2.5   NOTICE OF SHAREHOLDERS' MEETINGS

All notices of meetings of shareholders shall be sent or otherwise given in accordance with Section 2.6 of these bylaws not less than ten (10) (or, if sent by third-class mail pursuant to Section 2.6 of these bylaws, thirty (30) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date, and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the shareholders (but subject to the provisions of the next paragraph of this Section 2.5 any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board intends to present for election.

2.6   MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE

Written notice of any meeting of shareholders shall be given either (i) personally or (ii) by first-class mail or (iii) by electronic transmission by the corporation or (iv) by third-class mail but only if the corporation has outstanding shares held of record by five hundred (500) or more persons (determined as provided in section 605 of the Code) on the record date for the shareholders' meeting, or (iv) by telegraphic or other written communication. Notices not personally delivered shall be sent charges prepaid and shall be addressed to the shareholder at the address of that shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If no such address appears on the corporation's books or is given, notice shall be deemed to have been given if sent to that shareholder by mail or telegraphic or other written communication to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by electronic transmission by the corporation or by other means of written communication.

If any notice not sent by electronic transmission by the corporation addressed to a shareholder at the address of that shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the shareholder at that address, then all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the shareholder on written demand of the shareholder at the principal executive office of the corporation for a period of one (1) year from the date of the giving of the notice.

If the corporation is unable to deliver two consecutive notices to the shareholder by electronic transmission or the inability to so deliver a notice to the shareholder becomes known to the secretary, any assistant secretary, the transfer agent or any other person responsible for giving of the notice, then that shareholder shall be deemed to have revoked consent to the use of those means of transmission for communications.

An affidavit of the mailing or other means of giving any notice of any shareholders' meeting, executed by the secretary, assistant secretary or any transfer agent of the corporation giving the notice, shall be prima facie evidence of the giving of such notice.

2.7   QUORUM

The presence in person or by proxy of the holders of a majority of the shares entitled to vote constitutes a quorum for the transaction of business at all meetings of shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

2.8   ADJOURNED MEETING; NOTICE

Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy. In the absence of a quorum, no other business may be transacted at that meeting except as provided in Section 2.7 of these bylaws.

When any meeting of shareholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at the meeting at which the adjournment is taken. However, if a new record date for the adjourned meeting is fixed or if the adjournment is for more than forty-five (45) days from the date set for the original meeting, then notice of the adjourned meeting shall be given. Notice of any such adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 2.5 and 2.6 of these bylaws.

At any adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

2.9   VOTING

The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of the Wyoming corporate statutes ("Code" - relating to voting shares held by a fiduciary, in the name of a corporation or in joint ownership).

The shareholders' vote may be by voice vote or by ballot; provided, however, that any election for directors must be by ballot if demanded by any shareholder at the meeting and before the voting has begun. Should a ballot vote be taken, an electronic transmission to the corporation may serve as the ballot of any shareholder participating by electronic transmission.

Except as provided in the last paragraph of this Section 2.9, or as may be otherwise provided in the articles of incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of the shareholders. Any shareholder entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or, except when the matter is the election of directors, may vote them against the proposal; but, if the shareholder fails to specify the number of shares which the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares which the shareholder is entitled to vote.

If a quorum is present, the affirmative vote of the majority of the shares represented and voting at a duly held meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders, unless the vote of a greater number or a vote by classes is required by the Code or by the articles of incorporation.

At a shareholders' meeting at which directors are to be elected, a shareholder shall be entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such shareholder normally is entitled to cast) if the candidates' names have been placed in nomination prior to commencement of the voting and the shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes. If any shareholder has given such a notice, then every shareholder entitled to vote may cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are normally entitled or (ii) by distributing the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected; votes against any candidate and votes withheld shall have no legal effect.

2.10   VALIDATION OF MEETINGS; WAIVER OF NOTICE; CONSENT

The transactions of any meeting of shareholders, either annual or special, however called and noticed, and wherever held, shall be as valid as if they had been taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, who was not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. The waiver of notice or consent or approval need not specify either the business to be transacted or the purpose of any annual or special meeting of shareholders, except that if action is taken or proposed to be taken for approval of any of those matters specified in the second paragraph of Section 2.5 of these bylaws, the waiver of notice or consent or approval shall state the general nature of the proposal. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Attendance by a person at a meeting shall also constitute a waiver of notice of and presence at that meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required by the Code to be included in the notice of the meeting but not so included, if that objection is expressly made at the meeting.

2.11   SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.

In the case of election of directors, such consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors. However, a director may be elected at any time to fill any vacancy on the board of directors, provided that it was not created by removal of a director and that it has not been filled by the directors, by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors.

All such consents shall be maintained in the corporate records. Any shareholder giving a written consent, or the shareholder's proxy holders, or a transferee of the shares, or a personal representative of the shareholder, or their respective proxy holders, may revoke the consent by a writing received by the secretary of the corporation before written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

If the consents of all shareholders entitled to vote have not been solicited in writing and if the unanimous written consent of all such shareholders has not been received, then the secretary shall give prompt notice of the corporate action approved by the shareholders without a meeting. Such notice shall be given to those shareholders entitled to vote who have not consented in writing and shall be given in the manner specified in Section 2.6 of these bylaws. In the case of approval of (i) a contract or transaction in which a director has a direct or indirect financial interest, pursuant to the Code, (ii) indemnification of a corporate "agent," pursuant to the Code, (iii) a reorganization of the corporation, pursuant to the Code, and (iv) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to the Code, the notice shall be given at least ten (10) days before the consummation of any action authorized by that approval.

2.12   RECORD DATE FOR SHAREHOLDER NOTICE: VOTING; GIVING CONSENTS

For purposes of determining the shareholders entitled to notice of any meeting or to vote thereat or entitled to give consent to corporate action without a meeting, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting nor more than sixty (60) days before any such action without a meeting, and in such event only shareholders of record on the date so fixed are entitled to notice and to vote or to give consents, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the Code.

If the board of directors does not so fix a record date:

        (a)   the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; and

        (b)   the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, (i) when no prior action by the board has been taken, shall be the day on which the first written consent is given, or (ii) when prior action by the board has been taken, shall be at the close of business on the day on which the board adopts the resolution relating to that action, or the sixtieth (60th) day before the date of such other action, whichever is later.

The record date for any other purpose shall be as provided in Article VIII of these bylaws.

2.13   PROXIES

Every person entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the corporation. A proxy shall be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the shareholder or the shareholder's attorney-in-fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) the person who executed the proxy revokes it prior to the time of voting by delivering a writing to the corporation stating that the proxy is revoked or by executing a subsequent proxy and presenting it to the meeting or by voting in person at the meeting, or (ii) written notice of the death or incapacity of the maker of that proxy is received by the corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date of the proxy, unless otherwise provided in the proxy. The dates contained on the forms of proxy presumptively determine the order of execution, regardless of the postmark dates on the envelopes in which they are mailed. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of the Code.

2.14   INSPECTORS OF ELECTION

Before any meeting of shareholders, the board of directors may (or may not) appoint an inspector or inspectors of election to act at the meeting or its adjournment. If no inspector of election is so appointed, then the chair of the meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint an inspector or inspectors of election to act at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting pursuant to the request of one (1) or more shareholders or proxies, then the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, then the chair of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to fill that vacancy.

Such inspectors shall:

(a)   determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies;

(b)   receive votes, ballots or consents;

(c)   hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d)   count and tabulate all votes or consents;

(e)   determine when the polls shall close;

(f)   determine the result; and

(g)   do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.


ARTICLE III

DIRECTORS


3.1   POWERS

Subject to the provisions of the Code and any limitations in the articles of incorporation and these bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

3.2   NUMBER OF DIRECTORS

The number of directors of the corporation shall be at least 3 (three) or as otherwise contained in the articles of incorporation. This number shall not be changed except by majority approval of the board of directors.

3.3   ELECTION AND TERM OF OFFICE OF DIRECTORS

Directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

3.4   RESIGNATION AND VACANCIES

Any director may resign effective on giving written notice to the chair of the board, the president, the secretary or the board of directors, unless the notice specifies a later time for that resignation to become effective. If the resignation of a director is effective at a future time, the board of directors may elect a successor to take office when the resignation becomes effective.

Vacancies in the board of directors may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director; however, a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum), or by the unanimous written consent of all shares entitled to vote thereon. Each director so elected shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified.

A vacancy or vacancies in the board of directors shall be deemed to exist (i) in the event of the death, resignation or removal of any director, (ii) if the board of directors by resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony, (iii) if the authorized number of directors is increased or (iv) if the shareholders fail, at any meeting of shareholders at which any director or directors are elected, to elect the number of directors to be elected at that meeting.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, but any such election other than to fill a vacancy created by removal, if by written consent, shall require the consent of the holders of a majority of the outstanding shares entitled to vote thereon.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE AND ELECTRONIC MEETINGS

Regular meetings of the board of directors may be held at any place within or outside the State of Wyoming that has been designated from time to time by resolution of the board. In the absence of such a designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board may be held at any place within or outside the State of Wyoming that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the corporation.

Any meeting, regular or special, may be held by conference telephone, electronic video screen communication, or electronic transmission by and to the corporation; and all such directors shall be deemed to be present in person at the meeting so long as each director can hear each other in the case of meetings by conference telephone or electronic video screen communication, or can communicate with all other members concurrently in the case of meetings by electronic transmission by and to the corporation.

3.6 REGULAR MEETINGS

Regular meetings of the board of directors may be held without notice if the times of such meetings are fixed by the board of directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the board of directors for any purpose or purposes may be called at any time by the chair or co-chairs of the board, the president, any vice president, the chief financial officer, the secretary or any two directors or 60% of the directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone or by electronic transmission by the corporation or sent by first-class mail, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. If the notice is delivered personally or by telephone or by electronic transmission by the corporation, it shall be delivered personally or by telephone or by electronic transmission by the corporation at least forty-eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose or the place of the meeting, if the meeting is to be held at the principal executive office of the corporation.

3.8 QUORUM

A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as provided in Section 3.10 of these bylaws. Every act or decision done or made by a majority of the directors present at a duly held meeting at which a quorum is present shall be regarded as the act of the board of directors, subject to the provisions of the Code (as to approval of contracts or transactions in which a director has a direct or indirect material financial interest), per the

Code (as to appointment of committees), per the Code (as to indemnification of directors), the articles of incorporation and other applicable law.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9   WAIVER OF NOTICE

Notice of a meeting need not be given to any director (i) who provides a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such directors. All such waivers, consents and approvals shall be filed with the corporate records or made part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or special meeting of the board of directors.

3.10   ADJOURNMENT

A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

3.11   NOTICE OF ADJOURNMENT

Notice of the time and place of holding an adjourned meeting need not be given unless the meeting is adjourned for more than twenty-four (24) hours. If the meeting is adjourned for more than twenty-four (24) hours, then notice of the time and place of the adjourned meeting shall be given before the adjourned meeting takes place, in the manner specified in Section 3.7 of these bylaws, to the directors who were not present at the time of the adjournment.

3.12   BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Any action required or permitted to be taken by the board of directors may be taken without a meeting, provided that all members of the board individually or collectively consent in writing to that action. Such action by written consent shall have the same force and effect as a unanimous vote of the board of directors. Such written consent and any counterparts thereof shall be filed with the minutes of the proceedings of the board.

3.13   FEES AND COMPENSATION OF DIRECTORS

Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the board of directors. This Section 3.13 shall not be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee or otherwise and receiving compensation for those services.

3.14   APPROVAL OF LOANS TO OFFICERS

The corporation may, upon the approval of the board of directors alone, make loans of money or property to, or guarantee the obligations of, any officer of the corporation or its parent or subsidiary, whether or not a director, or adopt an employee benefit plan or plans authorizing such loans or guaranties provided that (i) the board of directors determines that such a loan or guaranty or plan may reasonably be expected to benefit the corporation, (ii) the corporation has outstanding shares held of record by 100 or more persons (determined as provided in Section 605 of the Code) on the date of approval by the board of directors, and (iii) the approval of the board of directors is by a vote sufficient without counting the vote of any interested director or directors.

3.15   REMOVAL OF A DIRECTOR BY THE BOARD OF DIRECTORS

Upon motion, and for legitimate cause, the board of directors may act, by a majority, to remove a member of the board of directors. In such case, the board of directors shall direct the CEO or other appropriate officer of the corporation to promptly notify shareholders of this action.

ARTICLE IV

COMMITTEES

4.1   COMMITTEES OF DIRECTORS

The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one (1) or more committees, each consisting of two or more directors, to serve at the pleasure of the board. The board may designate one (1) or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. The appointment of members or alternate members of a committee requires the vote of a majority of the authorized number of directors. Any committee, to the extent provided in the resolution of the board, shall have all the authority of the board, except with respect to:

      (a)   the approval of any action which, under the Code, also requires shareholders' approval or approval of the outstanding shares;

      (b)   the filling of vacancies on the board of directors or in any committee;

      (c)   the fixing of compensation of the directors for serving on the board or any committee;

      (d)   the amendment or repeal of these bylaws or the adoption of new bylaws;

      (e)   the amendment or repeal of any resolution of the board of directors which by its express terms is not so amendable or repealable;

      (f)   a distribution to the shareholders of the corporation, except at a rate or in a periodic amount or within a price range determined by the board of directors; or

      (g)   the appointment of any other committees of the board of directors or the members of such committees.

4.2   MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these bylaws, Section 3.5 (place of meetings), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), Section 3.10 (adjournment), Section 3.11 (notice of adjournment) and Section 3.12 (action without meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the board of directors, and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1   OFFICERS

The officers of the corporation may include a chair of the board, chief executive officer, chief operations officer, a secretary, treasurer and a chief financial officer. The corporation may also have, at the discretion of the board of directors, a president, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers and such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2   ELECTION OF OFFICERS

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 or Section 5.5 of these bylaws, shall be chosen by the board, subject to the rights, if any, of an officer under any contract of employment.

5.3   SUBORDINATE OFFICERS

The board of directors may appoint, or may empower the president to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4   REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the board of directors at any regular or special meeting of the board or, except in case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5   VACANCIES IN OFFICES

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular appointments to that office.

5.6 CHAIRMAN OF THE BOARD

The chairman of the board, shall, if present, preside at meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to the chairman by the board of directors or as may be prescribed by these bylaws. If there is no president, then the chairman of the board shall also be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 5.7 of these bylaws. This title may be changed to "Chair" if desired by the board of directors or shareholders.


ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS,
EMPLOYEES, AND OTHER AGENTS


6.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation shall, to the maximum extent and in the manner permitted by the Code, indemnify each of its directors and officers against expenses (as defined in the Code), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in the Code), arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Article VI, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 INDEMNIFICATION OF OTHERS

The corporation shall have the power, to the extent and in the manner permitted by the Code, to indemnify each of its employees and agents (other than directors and officers) against expenses (as defined in the Code), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in the Code), arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Article VI, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 PAYMENT OF EXPENSES IN ADVANCE

Expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4   INDEMNITY NOT EXCLUSIVE

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the Articles of Incorporation.

6.5   INSURANCE INDEMNIFICATION

The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against or incurred by such person in such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify them against such liability under the provisions of this Article VI.

6.6   CONFLICTS

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the Articles of Incorporation, these bylaws, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1   MAINTENANCE AND INSPECTION OF SHARE REGISTER

The corporation shall keep either at its principal executive office or at the office of its transfer agent or registrar (if either be appointed), as determined by resolution of the board of directors, a record of its shareholders listing the names and addresses of all shareholders and the number and class of shares held by each shareholder by these bylaws.

A shareholder or shareholders of the corporation who holds at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation or who holds at least one percent (1%) of such voting shares and has filed a Schedule 14B with the Securities and Exchange Commission relating to the election of directors, may (i) inspect and copy the records of shareholders' names, addresses, and shareholdings during usual business hours on five (5) days' prior written demand on the corporation and (ii) obtain from the transfer agent of the corporation, on written demand and on the tender of such transfer agent's usual charges for such list, a list of the names and addresses of the shareholders who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which that list has been compiled or as of a date specified by the shareholder after the date of demand. Such list shall be made available to any such shareholder by the transfer agent on or before the later of five (5) days after the demand is received or five (5) days after the date specified in the demand as the date as of which the list is to be compiled.

The record of shareholders shall also be open to inspection on the written demand of any shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of a voting trust certificate.

Any inspection and copying under this Section 7.1 may be made in person or by an agent or attorney of the shareholder or holder of a voting trust certificate making the demand.

7.2   MAINTENANCE AND INSPECTION OF BYLAWS

The corporation shall keep, at its principal executive office, the original or a copy of these bylaws as amended to date, which bylaws shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of Wyoming and the corporation has no principal business office in such state, then the secretary shall, upon the written request of any shareholder, furnish to that shareholder a copy of these bylaws as amended to date.

7.3   MAINTENANCE AND INSPECTION OF OTHER CORPORATE RECORDS

The accounting books and records and the minutes of proceedings of the shareholders, of the board of directors and of any committee or committees of the board of directors shall be kept at such place or places as are designated by the board of directors or, in absence of such designation, at the principal executive office of the corporation. The minutes and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form.

The minutes and accounting books and records shall be open to inspection upon the written demand of any shareholder or holder of a voting trust certificate, at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney and shall include the right to copy and make extracts. Such rights of inspection shall extend to the records of each subsidiary corporation of the corporation.

7.4   INSPECTION BY DIRECTORS

Every director shall have the absolute right at any reasonable time to inspect all books, records and documents of every kind, as well as the physical properties of the corporation and each of its subsidiary corporations. Such inspection by a director may be made in person or by an agent or attorney. The right of inspection includes the right to copy and make extracts of documents.

7.5   ANNUAL REPORT TO SHAREHOLDERS; WAIVER

The board of directors shall cause an annual report to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal year adopted by the corporation. Such report shall be sent at least fifteen (15) days (or, if sent by third-class mail, thirty-five (35) days) before the annual meeting of shareholders to be held during the next fiscal year and in the manner specified in Section 2.6

of these bylaws for giving notice to shareholders of the corporation. Any annual or periodic report that is issued may be sent by electronic transmission by the corporation.

The annual report shall contain (i) a balance sheet as of the end of the fiscal year, (ii) an income statement, (iii) a statement of Changes in financial position for the fiscal year and (iv) any report of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that the statements were prepared without audit from the books and records of the corporation.

The foregoing requirement of an annual report can be waived so long as the shares of the corporation are held by fewer than one hundred (100) holders of record.

7.6   FINANCIAL STATEMENTS

If no annual report for the fiscal year has been sent to shareholders, then the corporation shall, upon the written request of any shareholder made more than one hundred twenty (120) days after the close of such fiscal year, deliver or mail to the person making the request, within thirty (30) days thereafter, a copy of a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year.

If a shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of stock of the corporation makes a written request to the corporation for an income statement of the corporation for the three-month, six-month or nine-month period of the then current fiscal year ended more than thirty (30) days before the date of the request, and for a balance sheet of the corporation as of the end of that period, then the chief financial officer shall cause that statement to be prepared, if not already prepared, and shall deliver personally or mail that statement or statements to the person making the request within thirty (30) days after the receipt of the request. If the corporation has not sent to the shareholders its annual report for the last fiscal year, the statements referred to in the first paragraph of this Section 7.6 shall likewise be delivered or mailed to the shareholder or shareholders within thirty (30) days after the request.

The quarterly income statements and balance sheets referred to in this section shall be accompanied by the report, if any, of any independent accountants engaged by the corporation or by the certificate of an authorized officer of the corporation that the financial statements were prepared without audit from the books and records of the corporation.

7.7   REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The chair of the board, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation or any other person authorized by the board of directors or the president or a vice president, is authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

ARTICLE VIII

GENERAL MATTERS

8.1   RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING

For purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any other lawful action (other than action by shareholders by written consent without a meeting), the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days before any such action. In that case, only shareholders of record at the close of business on the date so fixed are entitled to receive the dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date so fixed, except as otherwise provided in the Code.

If the board of directors does not so fix a record date, then the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the board adopts the applicable resolution or the sixtieth (60th) day before the date of that action, whichever is later.

8.2   CHECKS, DRAFTS, EVIDENCES OF INDEBTEDNESS

From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.3   CORPORATE CONTRACTS AND INSTRUMENTS: HOW EXECUTED

The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.4   CERTIFICATES FOR SHARES; ELECTRONIC BOOK ENTRIES; SHAREHOLDER LISTS

A certificate or certificates for shares of the corporation may be issued to each shareholder when any of such shares are fully paid. The board of directors may authorize the issuance of certificates for shares partly paid provided that these certificates shall state the total amount of the consideration to be paid for them and the amount actually paid. Certificates, if any, shall be signed in the name of the corporation by the chair of the board or chief executive officer or by the chief financial officer or the secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile or electronic.

In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on a certificate ceases to be that officer, transfer agent or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person was an officer, transfer agent or registrar at the date of issue.

The corporation may issue shares of stock recorded electronically in a book entry. A list of Preferred Stock Shareholders shall be maintained by the corporation including the number of shares, and the shareholder's address, phone number and email address.

8.5   LOST CERTIFICATES

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and canceled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen or destroyed, authorize the issuance of replacement certificates on such terms and conditions as the board may require; the board may require indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction of the certificate or the issuance of the replacement certificate.

8.6   CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the Code shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular and the term "person" includes both a corporation and a natural person.

    "Electronic transmission by the corporation" means a communication (a) delivered by (1) facsimile telecommunication or electronic mail when directed to the facsimile number or electronic mail address, respectively, for that recipient on record with the corporation, (2)posting on an electronic message board or network which the corporation has designated for those communications, together with a separate notice to the recipient of the posting, which transmission shall be validly delivered upon the later of the posting or delivery of the separate notice thereof, or (3) other means of electronic communication, (b) to a recipient who has provided an unrevoked consent to the use of those means of transmission for communications under or pursuant to the Code, and (c) that creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form. However, an electronic transmission by a corporation to an individual shareholder or member under the Code is not authorized unless, in addition to satisfying the requirements of this section, the transmission satisfies the requirements applicable to consumer consent to electronic records as set forth in the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec.7001(c)(1)).

    "Electronic transmission to the corporation" means a communication (a) delivered by (1) facsimile telecommunication or electronic mail when directed to the facsimile number or electronic mail address, respectively, which the corporation has provided from time to time to shareholders or members and directors for sending communications to the corporation, (2) posting on an electronic message board or network which the corporation has designated for those communications, and which transmission shall be validly delivered upon the posting, or (3) other means of electronic communication, (b) as to which the corporation has placed in effect reasonable measures to verify that the sender is the shareholder or member (in person or by proxy) or director purporting to send the transmission, and (c) that creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form.

    "Electronic transmission by and to the corporation" has the meanings set forth above under the definitions "electronic transmission by the corporation" and "electronic transmission to the corporation".

ARTICLE IX

AMENDMENTS

9.1   AMENDMENT BY SHAREHOLDERS

New bylaws may be adopted or these bylaws may be amended or repealed by the vote or written consent by a majority of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the articles of incorporation of the corporation set forth the number of authorized directors of the corporation, then the authorized number of directors may be changed only by an amendment of the articles of incorporation.

9.2   AMENDMENT BY DIRECTORS

Subject to the rights of the shareholders as provided in Section 9.1 of these bylaws, bylaws, other than a bylaw or an amendment of a bylaw changing the authorized number of directors (except to fix the authorized number of directors pursuant to a bylaw providing for a variable number of directors), may be adopted, amended or repealed by the board of directors.

CERTIFICATE OF SECRETARY

The undersigned hereby certifies that he is the duly elected, qualified, and acting Secretary of Country the Musical Company and that the foregoing Bylaws were adopted as the Bylaws of the corporation this 24th day of March, 2022.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and affixed the corporate seal (if there is one) this 24th day of March, 2022.



_____
Pete Wilke

Country the Musical Company

MINUTES OF SPECIAL DIRECTORS' MEETING; March 1, 2023

Reduce number of required Board members from 3 to 2.

The Board of Directors of Country the Musical Company held a special meeting on the 1st day of March, 2023 at 11 a.m., at corporate headquarters in Playa del Rey, CA or otherwise.

The following directors, constituting the entire Board of Directors, were present: Pete Wilke, Victoria Till and Jeff Brown

Upon a duly seconded and carried motion, Mr. Wilke was elected acting Chairman and Secretary of the meeting.

The Secretary then read aloud a waiver of notice of the meeting (as contained below), which was signed by the Directors.

Whereas, in the best interests of the company, the Board desires to reduce the number of required Board members from 3 to 2;

 Now, Therefore, The Board of Directors of Country the Musical Company hereby amends Section 7.2 of our Articles of Incorporation and Section 3.2 of our Bylaws to provide for a minimum of 2 members of our Board of Directors. In the unlikely event of a Board voting deadlock, Pete Wilke has the deciding vote.

There being no further business, upon a duly made, seconded and carried motion, the meeting was adjourned.

     /s/ Pete Wilke
_____
Pete Wilke
Secretary of the Meeting

WAIVER OF NOTICE

I am a member of the Board of Directors of Country the Musical Company. I agree to waive notice of the above Director's Meeting and further state that I consent to all actions taken as described above in these Meeting Minutes.

Dated: March 1, 2023

/s/ Pete Wilke	/s/ Victoria Till	/s/ Jeff Brown
Pete Wilke	Victoria Till	Jeff Brown

Please accept this notice as my resignation from the Board of Directors of Country the Musical Company effective March 2, 2023.

I am pleased to continue serving the company as a consultant.

   /s/   Victoria Till

_____

Victoria Till

COUNTRY THE MUSICAL
Exclusive, Royalty-Free
Intellectual Property Licensing Agreement

This Agreement, effective as of March 24, 2022, is by and between Pete Wilke, a California resident ("Licensor") and Country the Musical Company, a Wyoming corporation ("Licensee").

Term: this License shall commence as of the effective date first written above and terminates when the Licensee is no longer taking reasonable steps to commercially exploit the IP and revenue therefrom, if any, is negligible with no reasonable prospects of improvement.

License Fee: consideration for this Agreement is solely 30 million shares of the Licensee's convertible Preferred Stock shares in the Licensor's name and/or whomever he shall designate in writing.

Intellectual Property Title: *Country the Musical* ("IP"). The IP's "book" is attached hereto and made a part hereof by this reference. The IP is copyrighted.

The IP is a musical theater book and music written and owned by the Licensor. Licensor warrants that he has the right to grant the License set forth herein and Licensor agrees to indemnify and hold Licensee harmless from and against any damages arising out of Licensee's infringement or violation of the intellectual property rights of others resulting from Licensee's use of the IP in accordance with this License.

Licensor grants to Licensee an exclusive, royalty free license, upon the terms and conditions and subject to the limitations set forth herein. This License includes the right to perform the music within the Licensee's shows and other programming and to include the recorded music for informational purposes on its website; but does not include rights to commercially exploit (sell) the recorded 20-song soundtrack as contained in the CD or online, or in any other media.

Future "live" recordings, if any, by the Licensee of music contained within the current IP book are permitted hereunder; as is commercial exploitation of the same. No other music recorded or performed in any Licensee show or programming, or contained on its website, or music album derived therefrom shall be written by anyone other than the Licensor except to the extent the Licensor approves otherwise by written advance permission.

Nothing in this License shall be deemed to grant to Licensee any ownership or rights in the IP other than the licensed rights granted herein. Licensee will not modify, decompile, disassemble, reverse engineer, or create derivative works based on any of the IP. Licensee will use the IP in compliance with applicable law, including but not limited to all applicable provisions of copyright, trademark and other intellectual property laws.

Miscellaneous Legal Considerations

1. **Confidentiality:**

a.   **This Agreement.** The provisions of this Agreement are confidential and private and are not to be disclosed to outside parties without the express, advance consent of all parties hereto or by order of a court of competent jurisdiction.

b.   **Proprietary Information.** The parties agree and acknowledge that during the course of this Agreement in the performance of their duties and responsibilities that they will come into possession or knowledge of information of a confidential nature and/or proprietary information of other parties.

Such confidential and/or proprietary information includes but is not limited to the following of the parties, their agents, contractors, independent contractors and all affiliates: company and/or financial information and records or any client, customer or associate of the parties; information regarding others under contract, or in contact with a party; customer information; client information; security holder information; business contacts, investor leads and contacts; independent contractor information; documents regarding a party's website and/or Business Plan and any its products, budgets and various types of intellectual property.

The parties represent and warrant to each other that, except to their respective representatives (on a need-to-know basis only), they will not divulge confidential, proprietary information of the parties to anyone or anything without the advance, express consent of the affected party, and further will not use any proprietary information of any party for their or anyone else's gain or advantage during and after the term of this Agreement.

2. **Further Representations and Warranties:** The parties acknowledge and represent that they will perform their respective duties and functions herein in a timely, competent and professional manner. The parties represent and warrant that they will be fair in their dealings with the other parties and will not knowingly do anything directly against the interests of any other party hereto..

3. **Termination:** This Agreement may be terminated only if there is actionable misconduct or omission by a party hereto in the performance of their within duties and/or as also provided above. If termination hereof results in actionable damages to any party, appropriate redress may be sought in accordance with the terms of this Agreement.

4. **Expenses:** Except as set forth below, each party shall bear its respective costs, fees and expenses associated with the entering into or carrying out its obligations under this Agreement.

5. **Indemnification**: Any party, when an offending party, agrees to indemnify and

hold harmless the other non-offending party from any claim of damage of any non-offending party or non-offending non-party arising out of any act or omission of the offending party arising from this Agreement.

6. **Notices:** All notices required or permitted hereunder shall be in writing and shall be deemed given and received when delivered in person or sent by email (receipt of which is confirmed by reply email), or 10 (ten) business days after being deposited in the United States mail, postage prepaid, return receipt requested, addressed to the applicable party as the address as follows:

    Pete Wilke – 8307 Delgany Ave, Playa del Rey, CA 90293
        Email: PeteWilkeAtty@gmail.com

    Licensee – 8117 W Manchester Ave, PMB 700, Playa del Rey, CA 90293
        Email: countrythemusical@gmail.com

    The parties have a duty to immediately notify, in writing, the other party of any change in the addresses or emails above.

7. **Breach:** Unless otherwise provided herein, in the event of a breach of this Agreement, 10 (ten) days written notice (from the date of receipt of the notice) shall be given. Upon notice so given, if the breach is not so corrected, the non-breaching party may take appropriate legal action per the terms of this Agreement.

8. **Assignment:** This Agreement is assignable only with the written permission of all parties hereto, which permission shall be in the absolute discretion of the Assignor.

9. **Amendment:** This Agreement is the full and complete, integrated agreement of the parties, merging and superseding all previous written and/or oral agreements and representations between and among the parties, and is amendable in writing upon the agreement of all concerned parties. All attachments hereto, if any, are deemed to be a part hereof.

10. **Interpretation:** This Agreement shall be interpreted as if jointly drafted by the parties. It shall be governed by the laws of the State of California applicable to contracts made to be performed entirely therein.

11. **Enforcement:** If the parties cannot settle a dispute between them in a timely fashion, either party may file for arbitration within Los Angeles County, California. Arbitration shall be governed by the rules of ADR Services, Inc. (or another reputable alternative dispute organization if ADR Services, Inc. is unavailable). The arbitrator(s) may award reasonable attorney's fees and costs to the prevailing party. Either party may apply for injunctive relief or enforcement of an arbitration decision in a court of competent jurisdiction within Los Angeles

County, California.

12. **Counterparts:** This Agreement may be executed in counterparts each of which shall be deemed an original and all of which together shall constitute one and the same agreement. Electronic signatures shall be considered as valid and binding as original signatures.

13. IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the effective date first written above.

Licensor

-s-

_____
Pete Wilke

Licensee
Country the Musical Company

-s-

_____
By: Jeff Brown
Member Board of Directors



COUNTRY THE MUSICAL COMPANY ("Issuer")

A Wyoming Corporation

COMMON STOCK
ELECTRONIC DIRECT REGISTRATION BOOK ENTRY

Full name of Shareholder: Statement Date:
Address:
Email address: Shareholder Number: C-

Number of Common Stock Shares -   Issuance Date:

To the Shareholder:

Welcome to Country the Musical Company! This statement is a record of the number of Common Stock Shares of the Issuer credited to your account in electronic Book Entry format. There is no paper stock certificate issued.

A current, accurate email address must be supplied to allow for the electronic transmission of this Book Entry and other shareholder communications. The Shareholder is responsible to inform the Issuer immediately of any change in the email address. Failure to do so will result in the Issuer's inability to transmit this Book Entry to the shareholder of record and provide other shareholder communications; for which the Issuer takes no legal or other responsibility.

Restrictive Legend

THE EQUITY SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF; AND THEREFORE, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ESCROWED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT OR, IN THE OPINION OF THE ISSUER'S COUNSEL, ARE ELIGIBLE UNDER AN APPLICABLE EXEMPTION FROM SAID REGISTRATION.

Authorized & Certified with Gratitude
Country the Musical Company
Chief Executive Officer

Pete Wilke

COUNTRY THE MUSICAL COMPANY

SEC REGULATION CROWDFUNDING

<u>SUBSCRIPTION AGREEMENT</u>

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS

OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company:

COUNTRY THE MUSICAL COMPANY

8117 W Manchester Ave, Suite 700

Playa del Rey, CA 90293

1. Subscription.

   a. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Common Stock (singular - the "Security" or plural - the "Securities"), of: COUNTRY THE MUSICAL COMPANY, A Wyoming corporation (the "Company"), at a purchase price of $0.025/share (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in our Articles of Incorporation and Bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such documents.

   b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

   c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

   d. The aggregate number of Securities sold shall not exceed the Maximum Number of shares, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. There is no "minimum" offering amount. The Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

   e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

f. The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company or its intermediary/funding portal, or by any combination of such methods.

b. Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank and Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d. <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. <u>Capitalization</u>. The authorized and outstanding units/securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

g. <u>Financial statements.</u> Complete copies of the Company's audited financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the

Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

    h. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

    i. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

    a. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

    b. <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

    c. <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing

Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    i. To the Company;

    ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    iii. As part of an offering registered under the Securities Act with the SEC; or

    iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. <u>Investment Limits</u>. Subscriber represents that either:

    i. Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

    ii. Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

f. <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g. <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

i. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Proxy.

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.   <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Wyoming.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF

LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

PHYSICAL: 8117 W Manchester Ave, Suite 700, Playa del Rey, CA 90293

DIGITAL: countrythemusical@gmail.com

Attn: Pete Wilke, CEO

If to a Subscriber:

to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   Bonuses.

Investment Bonus #1
Our minimum investment amount is $250.00 ("unit"), purchasing 10,000 of our Common Stock shares. Units include "perks" as follows (subject to restrictions disclosed below and available only if we raise at least $150,000 in this Offering):

1 unit ($250):
2 CDs (one each of Country the Musical soundtrack, Pete Wilke's Down From Montana); 4 tickets to the live show (or 2 tickets if dinner theater); ancillary products ("merch") – up to $250 at cost (purchased at live show venue with advance order; no mailing).

10 units ($2500):
10 of each CD; 40 tickets to live show (or 20 dinner theater tickets); ancillary products – up to $1000 at cost (purchased at live venue with advance order; no mailing). Special "Thank You" credit in LA Show program.

100 units ($25,000):
LA Show program and TV Series pilot Executive Producer credit (if pilot is produced). Up to 100 of each CD; 400 live show tickets or 200 dinner theater tickets. Merch discounts (up to $2500 at cost; purchased at live show venue; no mailing; advance order required).

600 units ($150,000):
Private live show performance for you and up to 150 guests (Los Angeles area) including BBQ dinner with above-the-line personnel and cast (alcohol not included). Separate, single card Executive Producer credit on LA show program and movie pilot (if one is produced). Up to 150 of each CD. Up to 150 t-shirts. The show must occur within 180 days of investment in a venue of our choosing. We may film this performance (and your investment on this level gives us permission to do so). If we do film this performance, the resulting video may be entered in film festivals, exhibited on our website and other outlets such as, perhaps, YouTube. We may also film the dinner and interview you and some of your guests for promotional purposes and perhaps, for a documentary film for the Company and the show.

Live show ticket "perks" will be available only if we are able to raise at least $150,000 in this Offering. "Perks" live show tickets are redeemable by advance reservation only.

Investment Bonus #2
Country the Musical is offering Bonus shares based on the total amount raised.

Incentive 1:
20% common stock bonus for the first $250,000 raised.

Incentive 2:
15% common stock bonus for $250,001 to $500,000.

Incentive 3:
10% common stock bonus for $500,001 to $750,000.

Incentive 4:
5% common stock bonus for $750,001 to $1 million.

Investment Bonus #3
We are offering a live show ticket sales incentive program for our Common Stock shareholders. When the time comes (having secured enough funding to begin production of our Los Angeles area live show, "Country the Musical"), shareholders will be paid 20% of the price received for each of their ticket referrals to non-shareholders.

11.	Miscellaneous.

a.	All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b.	This Subscription Agreement is not transferable or assignable by Subscriber.

c.	The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d.	None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e.	In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f.	The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g.	This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h.	The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i.	The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j.	This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k.	If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l.	No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

PicMii Crowdfunding

Issuer User Agreement

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Regulation A:

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1. The investors in the offering are <u>all</u> accredited Investors; and
2. The Issuer has taken reasonable steps to verify that its Investors are accredited Investors, which could include reviewing documentation such as W-2s, tax returns, bank and brokerage statements, credit reports and the like.

Regulation D transactions are not exempt from the antifraud, civil liability, or other provisions of the federal securities laws. Issuers are required to provide such further material information as may be necessary to make the information required under Regulation D, in light of the circumstances under which it is furnished, not misleading. Nothing in Regulation D obviates the need to comply with any applicable state law relating to the offer and sale of securities. By conducting an offering pursuant to Regulation D, you acknowledge and agree that you will fully comply with all applicable securities laws, including but not limited to guidelines and regulations set forth by the SEC in Rule 506 of Regulation D of Section 4(a)(2) of the Securities Act.

Regulation Crowdfunding:

Regulation Crowdfunding enables eligible companies to offer and sell securities through crowdfunding. The rules:

- require all transactions under Regulation Crowdfunding to take place online through an SEC-registered intermediary, either a broker-dealer or a funding portal,
- permit a company to raise a maximum aggregate amount of $5,000,000 through crowdfunding offerings in a 12-month period,
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Any and all Issuers issuing securities in reliance on Regulation Crowdfunding are subject to the following SEC regulations and PicMii policies and guidelines:

- Issuers are permitted to raise a maximum aggregate amount of $5,000,000 in a 12-month period.
  - o In determining the amount that may be sold in a particular offering, an Issuer must count:
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- Certain Issuers are not eligible to use the Regulation Crowdfunding exemption. Each Issuer's eligibility will be considered during its PicMii application. Companies not eligible to use the Regulation Crowdfunding exemption include:
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- Rule 503 of Regulation Crowdfunding includes "bad actor" disqualification provisions that disqualify offerings if the Issuer or other "covered persons" have experienced a disqualifying event, such as being convicted of, or subject to court or administrative sanctions for, securities fraud or other violations of specified laws. Any and all Bad Actors, as defined by the SEC in Regulation Crowdfunding, will not be allowed to list their company on the Site.
- Any Issuer conducting a Regulation Crowdfunding offering must electronically file its offering statement on Form C through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and with the intermediary facilitating the crowdfunding offering. PicMii requires proof that Form C has been electronically filed and displayed on EDGAR prior to officially posting an offering on the Site.
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    - Issuers offering more than $124,000 but not more than $618,000: Financial statements reviewed by a public accountant that is independent of the Issuer. If, however, financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead and will not need to include the reviewed financial statements.
    - Issuers offering more than $618,000:
      - For first-time Regulation Crowdfunding Issuers: Financial statements reviewed by a public accountant that is independent of the Issuer, unless financial statements of the Issuer are available that have been audited by an independent auditor.

- For Issuers that have previously sold securities in reliance on Regulation Crowdfunding: Financial statements audited by a public accountant that is independent of the Issuer.
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The SEC regulations and PicMii policies/guidelines cited above do not encompass the regulation set forth in Title III of the JOBS Act Section 4(a)(6) in its entirety. You acknowledge and agree to fully comply with all applicable securities laws, including but not limited to guidelines and regulations set forth by the SEC in Title III of the JOBS Act Section 4(a)(6), Regulation Crowdfunding.

No Disqualifying Events:

By commencing a Campaign and creating an offering, you represent and warrant that none of the following individuals or entities associated with the Issuer are subject to any of the "Bad Actor" disqualifying events ("Disqualifying Event") outlined in Regulation A, Regulation CF, or Regulation D under the Securities Act:

- Predecessors and any affiliated Issuers
- Any directors, executive officers or officers, or managing members of the Issuer
- Any investment managers and their principals
- Any beneficial owner of 20% or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power
- Any promoter (as defined in Rule 405 of the Securities Act) connected with the Issuer in any capacity at the time of sale or any compensated solicitor or any director, executive officer, other officer of the compensated solicitor participating in the Offering (each, an "Issuer Covered Person" and collectively, "Issuer Covered Persons").

You warrant and represent that you have made a good faith reasonable effort to determine whether any Issuer Covered Person is subject to a Disqualifying Event and that you have discovered no such Disqualifying Event. You acknowledge that you and Issuer are responsible for promptly notifying PicMii and subscribed investors in writing should any Disqualifying Event occur or if any preceding Disqualifying Events come to your or the Issuer's attention.

FEES

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- ACH Fees (If issuer chooses to not charge investors) – 2.0%
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- Upon the termination or abandonment of a Campaign for which the Minimum Agreed Funding was not achieved, an amount equal to the sum of the actual fees charged by the Escrow Holder and Payment Method fees incurred by the Escrow Holder (together, "Escrow Fees") are payable to the Escrow Holder.

All payment terms are as set forth in the Terms of Service, Article 5 (Sections 5.1 through 5.6), which terms are incorporated herein and by reference made a part hereof.

ESCROWS

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CUSTOMER IDENTIFICATION PROGRAM

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SUSPEND OR PERMANENTLY TERMINATE YOUR ACCOUNT IF WE DISCOVER THAT INFORMATION PROVIDED TO THE SITE IS INNACURATE OR MISLEADING REGARDLESS OF WHETHER SUCH INACCURACY WAS INTENTIIONAL OR UNINTENTIONAL.

INVESTOR COMMENTS POLICY

PicMii allows each Issuer to create a virtual business pitch summarizing its business, projections, financial needs, uses of investor funds, offering terms and other information related to its investment opportunity. PicMii does not represent or warrant that the virtual business pitch or other summaries of Issuer's investment opportunities on the Site are complete and/or completely representative of the offering.

PicMii provides investors and potential investors the ability to communicate with other investors, potential investors and Issuers through a comments section on the Issuer's virtual business pitch page. The comment feature on the Issuer's virtual business pitch page is intended to provide an opportunity for investors to communicate questions they may have about a specific offering with other investors, potential investors and the Issuer.

Each Issuer is encouraged to participate in the conversations taking place in the comments section of its virtual business pitch page. You represent and warrant that you will follow the requirements of Regulation Crowdfunding, including requirements for communication with investors and potential investors. Violation of the communication requirements outlined in Regulation Crowdfunding may result in removal of the comment(s) in violation of the Regulation from the Site.

PicMii reserves the right, in its sole and absolute discretion, to remove any comments for any reason that we deem warrant removal from the Site, including but not limited to the following:

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NO REPRESENTATIONS OR WARRANTIES

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Issuers, and not the Site, are fully responsible for ensuring that your securities offering complies with all federal and state laws as well as any and all relevant regulations set forth by the SEC, FINRA, other federal government agencies and each state in which you offer your securities. You acknowledge and agree that PicMii assumes no responsibility or liability for your compliance with all applicable federal and state securities laws and regulations.

DIGITAL MILLENNIUM COPYRIGHT NOTICE

In alignment with the Digital Millennium Copyright Act, 17 U.S.C. § 512(c) ("DMCA"), PicMii's Designated Agent can be contacted for notice of claims of copyright infringement using the information below:

Designated Agent for Claimed Infringement

PicMii Crowdfunding, LLC

Postal Address: PO BOX 5292, Lancaster, PA 17606

E-mail address: chandler.kline@picmiicrowdfunding.com

Any User on the Site who believes its copyright rights have been infringed on the Site should notify Our Designated Agent immediately.

PicMii reserves the right to remove materials identified for copyright infringement from the Site upon notification of copyright infringement. You acknowledge, accept, and agree that we have the right to remove materials identified for copyright infringement from the Site without any liability. PicMii reserves the right, in its sole discretion, to terminate any accounts accused of copyright infringement. All claims of copyright infringement will be immediately referred to the United States Copyright Office.

PicMii Crowdfunding

Signature Page:

Customer: Country the Musical Company	Contact Name: Pete Wilke
Address – 8117 W Manchester Ave, PMB 700, Playa del Rey, CA 90293	Phone: 323-397-5380
Commencement Date: as soon after 3.1.23 as possible	Email: countrythemusical@gmail.com

Country the Musical Company, Inc.   PicMii Crowdfunding, LLC

   *Braden Kline*

_____   _____
Authorized Representative   Authorized Representative

Customer hereby agrees to the terms set forth in both this Issuer User Agreement and the Terms of Service and the Fees described in this Issuer User Agreement.

PicMii Crowdfunding

REG CF ORDER FORM

Customer: Country the Musical Company	Contact Name: Pete Wilke
Address: 8117 W Manchester Ave, PMB 700, Playa del Rey, CA 90293	Phone: 323-397-5380
Commencement Date: as soon after 3.1.23 as possible	E-Mail: countrythemusical@gmail.com

By its signature below in the applicable section, Customer is hereby entering into an agreement between itself, on the one hand, and each of the following entities: (i) PicMii Crowdfunding, as registered Funding Portal and (ii) Novation Solutions, Inc. (O/A DealMaker), as technology provider. Each such agreement includes and incorporates the applicable portion of this Order Form, as well as the Terms of Services attached or linked thereto and contains, among other things, warranty disclaimers, liability limitations and use limitations.

Customer confirms that it understands the terms of the Order Form and the applicable Terms of Service and agrees to be bound by such. There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by the applicable parties in writing. All fees are denominated in USD.

CUSTOMER  _____ Authorized Representative	PicMii Crowdfunding *Braden Kline* _____ Authorized Representative
Customer hereby engages and retains PicMii Crowdfunding, a registered Funding Portal, to provide the applicable Services described in the Issuer User Agreement attached, with the Fees described in the Issuer User Agreement attached hereto.	

CUSTOMER  _____ Authorized Representative	NOVATION SOLUTIONS, INC. (O/A DEALMAKER) _____ Authorized Representative

PicMii Crowdfunding

Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [https://app.hubspot.com/documents/7493765/view/291082200?accessId=e1462d], with the Fees described in the Issuer User Agreement attached hereto.

Exhibit H
Offering Page

Country the Musical: Rebooting This Evergreen Country Classic



Country the Musical Company has a simple mission: to provide the best possible country musical show in stage performances and television programming. Our goal is to be the "Hamilton" of Country musicals; the "Reba" of Country-oriented TV series and the "American Idol" of televised talent showcases. You might not be able to buy a piece of "Hamilton"...but you can buy stock in Country the Musical Company and share in the joy of re-booting this Country classic!



Country the Musical Original Cast promo trailer
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Progress: 0 %

Funding Raised
$0

Funding Goal
$10,000-$5,000,000

Days Remaining



Company Website   SAVE DEAL

Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Business Description

Country the Musical Company has a simple mission:

to provide the best possible country musical show in stage performances and television programming.

Our goal is to be the "Hamilton" of Country musicals; the "Reba" of Country-oriented TV series and the "American Idol" of televised talent showcases.

You might not be able to buy a piece of "Hamilton"...but you can buy stock in Country the Musical Company and share in the joy of re-booting this Country classic! Funds allowing, we're planning to stage live performances in multiple venues, produce a television pilot and series, even launch a podcast and various talent showcases as a part of the TV series. Dream big, they say!

We have exclusively licensed "Country the Musical" from its creator/writer and our CEO, Pete Wilke. Originally, the show was put up at the Crazy Horse Steakhouse and Saloon in Santa Ana, California and then at Buck Owens' Crystal Palace in Bakersfield, California (videotaping cast music performances for the most part). Audiences and critics loved the show:

"...Pete Wilke's show never stoops to the cheap melodrama one might expect from the kinds of romantic entanglements that are at the heart of the story. Instead, it runs the gamut of real feelings – from tender and warm to angry and hurt to ultimately triumphant and celebratory.

Security Type:
Equity Security

Price Per Share
$0.025

Shares For Sale
200,000,000

Post Money Valuation:

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:

"...Pete Wilke's show never stoops to the cheap melodrama one might expect from the kinds of romantic entanglements that are at the heart of the story. Instead, it runs the gamut of real feelings – from tender and warm to angry and hurt to ultimately triumphant and celebratory. Mainly through Wilke's vivid story-songs, this impressive musical makes you care about the fate of its everyday-folk characters." John Roos, the Los Angeles Times

THE CAST OF CHARACTERS:

> **Wild Troy Owens (50s-70s)** is the club's proprietor, MC, referee, carnival barker, and friend to all. A jovial, big-hearted man, his quieter side is wrapped up in his late wife Eva, and as much as he might enjoy the persistent and loving attentions of Trina Lombardi, he can't seem to let go of the past. Where he puts his estimable love and devotion is in his friendships, particularly the avuncular, protective role he plays with both Loretta Jane Franklin and Annie Lynn Tyler.

> **Trina Lombardi (50s-70s):** a transplant from New York, or Chicago, or somewhere urban, she has been at the club long enough to become the official "den mother." A divorcée and rock singer herself in an earlier life, Trina is smart and sassy, suffers no fools (at all), and has an abiding (if unrequited) affection for the proprietor of the establishment, Wild Troy Owens. She performs occasionally with Loretta and Annie, but most often lends shoulders and ears to keep the peace and equilibrium at the club.

> **Loretta Jane Franklin (40s):**is the returning "prodigal daughter" who's come back to Bakersfield after yet another stint in Los Angeles disappointed both her dreams of a music career and a chance at romance. Sad and cynical, with killer pipes and a resilient sense of humor, Loretta's charm is that she still holds a spark for what might be—with men and music—and lets that optimism "carry her on."

> **Frank Johnson (40s-50s):**is Wild Troy's buddy from way back. A long-haul trucker who's moving back to Bakersfield, Frank finds the camaraderie at the club a tonic for his contentious divorce and the impact it's having on him and his young son. It's not long before he's drawn to Loretta, but her continuing frustrations with her career, as well as a—perhaps misguided—flirtation with a certain Los Angeles Times travel writer in town to cover the club, keeps them dancing around each other.

> **Annie Lynn Tyler (20s):**a homegrown girl, is all innocence and naivete, with a boyfriend more interested in farming than flirting, and her own dreams of a singing career. Young enough to feel like she's got all the time in the world, Annie finds herself easily distracted by the various men orbiting around the bar, yet maintains a certain competitive relationship with Loretta, who sees her as a rival for centerstage.

> **Timothy Longstreet (30s):**is the Los Angeles Times travel writer, and the fish-out-of- water who keeps puttin' his foot in it. Reveling in the attentions

Deadline:

September 30, 2023

Minimum Investment Amount:

$250

Target Offering Range:

$10,000-$5,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

> **Timothy Longstreet (30s):** is the Los Angeles Times travel writer, and the fish-out-of- water who keeps puttin' his foot in it. Reveling in the attentions of both Annie and Loretta, he slowly morphs from a city boy into cowboy-boot-Stetson-hat-western-shirt wearin' "local," ready to extend his stay in Bakersfield for love, only to get caught up in the rivalry between the two women vying for his attentions.

THE STORY:

Country the Musical is, as the LA Times reviewer, John Roos, put it, a story about everyday folk making their way in life while hoping for at least some of their dreams and little bit of love along the way:

"With an original story set in a fictional barbecue supper club in Bakersfield, Country the Musical revolves around the intertwined lives of six people working and eating at Country, the local eatery-watering hole owned by Wild Troy Owens.

When Timothy Longstreet brings a record producer in to hear the Loretta and Annie sing, hopes are high that one of them will secure the chance to record. Given those stakes, Trina has to work with Troy to keep the peace between the various parties. As the plot twists—both musical and romantic—wind their way through and around the lives of these six very human beings, the narrative unfolds through clever, knee-slapping, and, at times, tremendously touching dialogue, raucous choreography, and the rich collection of original songs that cover the emotional and musical gamut.

THE MUSIC:

The 20 original songs range from kickass dance tunes to humorous "talkin' songs," heartbreaking torch ballads to fun "girl band" numbers, and everything in between. You can hear the full soundtrack by accessing the MUSIC PAGE at the Country the Musical site, or the show's SoundCloud page.

SEQUENCE OF EVENTS:

We plan to put up "Country the Musical" in a Los Angeles area venue as our first step. Next up, to produce a television pilot and series, titled "Country Rules." This series will include most of the main characters from Country the Musical, as well as new saloon patrons and friends. There will be regular talent showcases presented on the saloon stage as a part of the TV series; and lots of Country music! Our last step, assuming adequate funding is raised in our Regulation Crowdfunding offering, is to begin production of the live show "Country the Musical" in a Branson, Missouri venue. We also plan on a podcast and will have merch for sale. Our intent is to establish "Country the Musical" and "Country Rules" as American entertainment institutions; bringing joyful Country entertainment for decades to come!

UPSIDE:

We are offering our Common Stock in the Regulation Crowdfunding offering. Our goal, as we strive to create our "American entertainment institutions" described above, is to eventually take Country the Musical Company public, thereby enabling sale of our stockholder's shares in the public marketplace.





Country the Musical, Crystal Palace song medley

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Problem

Original musicals have a unique place in our entertainment landscape; their combination of words and music has the ability to grab hearts, set feet a'tapping, and deliver songs that are timeless and unforgettable. And when a musical's theme is evergreen — chasing love, pursuing success, finding balance between the two — a show can have relevance for decades, enduring in a cultural marketplace where too much of our entertainment is quick, disposable, with as brief a hold on audience attention as a Snapchat post or Instagram reel. Audiences NEED and WANT memorable entertainment experiences that appeal to ALL ages, there's never enough of that, and we've got just the show to combat that cultural "problem!"



Solution

To make a musical indelible and enduring, you need great songs that stand the test of time, a story that's universal in its themes and appeal, and a theatrical structure that's fresh, exciting, and innovative. "Country the Musical" meets all those demands and then some. With twenty original songs that run the gamut from heartbreak ballots and kickass rockers, to country shuffles and raucous group numbers, the musical spectrum is covered. With a tight cast, three men, three women, of varying ages and no limit on diversity in casting, a live band, and an "environmental theater" structure that brings the action — the dance numbers, the scenes... the fights! — right into the audience, the options for staging and direction are wide open to accommodate any type of performance venue.

These elements combine to make the show versatile, exciting, contemporary, and memorable... problem solved!





Business Model

The CMA (Country Music Association) says that 51% of American adults enjoy Country Music on a regular basis. That's alotta folks!

We plan to tap this enormous market through:

Ticket sales of our live show in various venues. For example, with a 200-seat venue and 40 weeks of 4 performances per week, and a ticket price of $35, that's $1,120,000 annual ticket sales for one venue. With dinner theater instead, and $70 a ticket, that doubles the potential revenue to $2,240,000 annual sales per venue.

There are many ways, television shows can make money: broadcasters and commercials, subscription services, investors, crowdfunding, merchandise, ads and subscription payments, bidding between networks, DVD sales, sponsorships, syndication.

You may wonder if TV shows can become profitable. In fact, some TV shows can be even more profitable than movies. It has to do with views and commercials. A movie may generate $5 billion at the box office. However, its budget was $1 billion. That leaves it with a $4 billion profit. It may receive more money through DVD sales, but the movie will only ever make $4 billion during its theatrical release. A TV show has several episodes. It thus has several chances to make more money than a movie. A TV show that lasts for several seasons and includes several episodes can easily make more money than a movie. An example is a TV show that has one million viewers. Since every viewer equals $1 in ad revenue, every episode of the TV show earns $1 million. If the budget to make the TV show was $500,000, then the profit is still $500,000. Add other sources of income like merchandise and DVD sales, and the TV show can earn even more. If the TV show goes on to become syndicated, then it earns money without detracting from a budget because no more episodes are being made. As a result, the TV show continues to earn $1 million per episode. Even a reduced number of 300,000 viewers earns the show $300,000. Other than a few fees, that's untapped revenue. Because a TV show can keep producing new episodes, it has more chances of earning more money than a movie that's only released once. As a result, a TV show can be extremely profitable if it has a high viewership and relatively low budget.

Conclusion:

There are several ways that a TV show can make money, but most of its money comes from ads. There are a few other methods producers can use to earn money for their TV shows. Syndication is a studio's dream to generate long-lasting revenue for a beloved TV show. Consider these ways for a TV show to earn money if you want to support your favorite show."

Merch:

Audience members and TV viewers will have access to a series of products (T-shirts, hats, jackets,

Merch:

Audience members and TV viewers will have access to a series of products (T-shirts, hats, jackets, clothing). We plan on building a giant base of devotees that fully believe in the mission of our Company. It is to this group that Country the Musical Company wants to sell merchandize to build brand loyalty and also physically promote the brand.



Traction & Customers

One of the advantages we have is that Country the Musical has already been vetted, passing muster with enthusiasm! Premiering at the iconic Crazy Horse in Orange County, CA, in 1999, the show quickly became an audience hit that struck a chord with reviewers as well. A later run at Buck Owens' Crystal Palace in Bakersfield, CA, in 2000, brought the show to its fictional "home" and offered the opportunity to shoot performance scenes we've used in the song medley video (posted above). With an updated book that brings the story into the contemporary landscape, we're ready to launch the rebooted version to new audiences.

Los Angeles Times

Theater Review

Love's on the Menu in 'Country!'

March 03, 1999 | JOHN ROOS

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At one point in the second act of "Country! The Musical," Wild Troy Owens tells his buddy Frank, "I'll see what's going on over there in Peyton Place!," referring to Owens' restaurant-bar called Country, which is the setting for the musical.

But Pete Wilke's show never stoops to the cheap melodrama one might expect from the kinds of romantic entanglements that are at the heart of the story.

Instead, it runs a gamut of real feelings--from tender and warm to angry and hurt to ultimately triumphant and celebratory.

Mainly through Wilke's vivid story-songs, this impressive musical makes you care about the fate of its everyday-folk characters.

In the lump-in-the-throat-inducing ballad "No One Will Ever Love You More Than Your Daddy," Frank (Bruce McKinnon), recently divorced, sings to his 6-year-old son, Jake: "Your mama loves you with all of her heart / And son, your daddy hates it / Whenever we're apart."

Later, the women practically steal the show with the spirited, hard-driving tune "Give Me a Try." Although they've been on the wrong end of many a romantic arrow, waitresses Loretta (Lorraine Devon-Wilke), Annie (Ronna Jones) and Trina (Lauri Johnson) aren't about to wave the white flag. With striking determination, the three sing out: "Take a chance / Sign up for some romance / Come on and don't be shy / Give me a try."

Arranged and produced by Nashville-based musician Phil Swann, the splendid music by bandleader Jeff Brown is seamlessly woven into the fast-moving, stylish production.



ORANGE COUNTY WEEKLY

THIS WEEK IN THEATER

COUNTRY! THE MUSICAL

Making its debut at the Crazy Horse Saloon, this country and western/comedy/soap opera/musical (an untapped theatrical genre if there ever was one) works simply because it never takes itself too seriously. *Country! The Musical* tells the story of the romantic trials and tribulations of the employees and regulars of a Bakersfield country-and-western supper club. Two of the club's waitresses, Loretta Jane and Annie Lynn (Lorraine Devon-Wilke and Ronna Jones, respectively) spend most of their waking hours dreaming of careers in country music and landing Mr. Right. A third waitress, a Bronx-transplant named Trina (Lauri Johnson), has her sights set on the club's good-ol'-boy owner, Wild Troy (Gary Paul Clark). Pete Wilke's book, lyrics and music poke gentle fun at and pay tribute to the stereotypes of the country-music world without having to resort to parody.

Sure there's enough lonely hearts, cheatin' hearts and unrequited romance to fill a pickup truck, but the lack of a deep plot is offset by the humor and occasional pathos, both of which come across as genuine. Wilke's songs cover a wide range of the country spectrum, with the actors, backed by a tight six-piece band, belting out everything from rousing honky-tonk to tears-in-the-beer weepers. What makes the show especially enjoyable is that the actors use the entire club as a playing area, thus allowing the audience members to feel as though they're part of the show. It's interactive theater at its shit-kickin' best.

Country! The Musical at Crazy Horse Saloon, 1580 Brookhollow Dr., Santa Ana, (714) 549-1512. Every Sat., 4 p.m. Runs indefinitely. $15.

—*John McElligott Jr.*

We also recommend: *Blue Window, Godspell, Pippin, Play Strindberg.*

Investors

This Regulation Crowdfunding offering is our first investment opportunity. See "Terms" below.



Country the Musical: Pete Wilke Pitch Video
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Country
Rules
... life & love in
three-part harmony
www.CountryTheMusical.net

Terms

We are offering our Common Stock at a price of $0.025/share. We have a maximum offering amount of $5 million (and a $10,000 minimum offering amount). The minimum investment is $250.00. This Offering will be for six months from the date written above unless sold out or terminated sooner.

Terms

We are offering our Common Stock at a price of $0.025/share. We have a maximum offering amount of $5 million (and a $10,000 minimum offering amount). The minimum investment is $250.00. This Offering will be for six months from the date written above unless sold out or terminated sooner.

Units include "perks" as follows (subject to restrictions disclosed below and available only if we raise at least $150,000 in this Offering):
1 unit ($250) – 2 CDs (one each of Country the Musical soundtrack, Pete Wilke's Down From Montana); 4 tickets to the live show (or 2 tickets if dinner theater); ancillary products ("merch") – up to $250 at cost (purchased at live show venue with advance order; no mailing).

10 units ($2500) – 10 of each CD; 40 tickets to live show (or 20 dinner theater tickets); ancillary products – up to $1000 at cost (purchased at live venue with advance order; no mailing). Special "Thank You" credit in LA Show program.

100 units ($25,000) – LA Show program and TV Series pilot Executive Producer credit (if pilot is produced). Up to 100 of each CD; 400 live show tickets or 200 dinner theater tickets. Merch discounts (up to $2500 at cost; purchased at live show venue; no mailing; advance order required).

600 units ($150,000) – Private live show performance for you and up to 150 guests (Los Angeles area) including BBQ dinner with above-the-line personnel and cast (alcohol not included). Separate, single card Executive Producer credit on LA show program and movie pilot (if one is produced). Up to 150 of each CD. Up to 150 t-shirts. The show must occur within 180 days of investment in a venue of our choosing. We may film this performance (and your investment on this level gives us permission to do so). If we do film this performance, the resulting video may be entered in film festivals, exhibited on our website and other outlets such as, perhaps, YouTube. We may also film the dinner and interview you and some of your guests for promotional purposes and perhaps, for a documentary film for the Company and the show.

An alternative to the live show tickets (if you don't think you'll be able to attend the live show) is 2 one-size-fits all C t M caps per unit, sent by mail. Given the cost of fulfillment for the cap order, handling, and mailing expense, we can only offer 2 caps per unit and only if we begin production of our LA area live show.

Live show ticket "perks" will be available only if we are able to raise at least $150,000 in this Offering. "Perks" live show tickets are redeemable by advance reservation only. Unused live show tickets may be given away, but not resold for money or any other valuable consideration. If we are able to raise enough funding hereby, or otherwise, to establish a live show in Branson, Missouri; the live show "perks" tickets will be redeemable in either the Los Angeles area or Branson venues.

We have an incentive plan established for the first $1 million in Offering subscriptions as follows ("bonus shares"):

20% common stock bonus for the first $250,000 raised.
15% common stock bonus for $250,001 to $500,000.
10% common stock bonus for $500,001 to $750,000.
5% common stock bonus for $750,001 to $1 million.

The ticket, CD and merch discount perks apply to the bonus shares as well.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market Projection

As mentioned, the CMA says 51% of American adults enjoy Country Music on a regular basis. Our plan is to tap this incredible market both through offering investment in our Company and producing/distributing/exhibiting "Country the Musical" and "Country Rules" for large, appreciative audiences.

Competition

There are other musicals out there and television programming, however, there is no other Country Musical and related TV show/talent series under one roof – our Country the Musical Company roof!



Pete Wilke
CEO
Background

Wilke studied at UCLA where he got his Political Science degree in 1971. He would go on to earn his JD (1976) from Gonzaga University in Spokane, Washington, the state where he lived and worked in private practice for the next decade or so. Little known at the time, Wilke had been writing country songs since those early college days in Los Angeles. After a new marriage brought him back to that creative mecca in 1990, where he became a member of the California State Bar and the Los Angeles County Bar Associations in 1992, his repertoire expanded, along with his desire to do something with the large collection of hummable, danceable, memorable songs he'd accrued.

Legal Company Name

Country the Musical: Rebooting This Evergreen Country Classic

Location

8117 W Manchester Ave
700
Playa del Rey, California 90293

Number of Employees

2

Incorporation Type

C-Corp

State of Incorporation

Wyoming

Date Founded

March 23, 2022